EXHIBIT 2.1
Agreement and Plan of Merger
dated as of May 15, 2007
among
H&E Equipment Services, Inc., HE-JWB Acquisition, Inc., J.W. Burress, Incorporated,
the Persons identified as “Burress Shareholders”,
and Richard S. Dudley as “Burress Shareholders Representative”

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Schedules

Schedule A	Certain Definitions
Schedule B	Adjustments to Derive Non-Hitachi Adjusted EBITDA(1)
Schedule C	Required Consents(1)
Schedule D	Identified Environmental Remediation Costs(1)
Schedule E-1	Certain Included Burress Indebtedness(1)
Schedule E-2	Certain Floor Plan Financing Notes(1)

Exhibits

Exhibit A	Escrow Agreement
Exhibit B	Amended and Restated Articles of Incorporation
Exhibit C-1	Opinion of Woods Rogers PLC or Special Counsel
Exhibit C-2	Opinion of Dechert LLP
Exhibit D	Form of Non-Competition Agreement
Exhibit E	Estimated Tax Basis Balance Sheet(1)

(1)	—	Omitted for Filing.
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     Agreement and Plan of Merger dated as of May 15, 2007 (this “Agreement”) among:
     (i) H&E Equipment Services, Inc., a Delaware corporation (“H&E”);
     (ii) HE-JWB Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of H&E (“HE-JWB”);
     (iii) J.W. Burress, Incorporated, a Virginia corporation (“Burress”);
     (iv) the shareholders of Burress identified as such on the signature page to this Agreement (“Burress Shareholders”); and
     (v) Richard S. Dudley, in his capacity as “Burress Shareholders Representative”.
     Each of H&E, HE-JWB, Burress and Burress Shareholders Representative each of Burress Shareholders is herein each referred to as a “Party”, and together referred to as the “Parties”. Any reference herein to Burress shall mean and include also its Predecessors.
Recitals
     A. Burress Shareholders are the record and beneficial owners of 100% of the Burress Equity Equivalents.
     B. The Parties desire that, on the Closing Date, HE-JWB will be merged with and into Burress, with Burress as the surviving corporation as provided in Article III (the “Merger”), and all of the outstanding Burress Equity Equivalents will be converted into the right to receive the Closing Net Proceeds to Burress Shareholders and the Supplemental Proceeds to Burress Shareholders in the manner set forth herein. As a result of the Merger, Burress will become a wholly-owned direct subsidiary of H&E and 100% of the Burress Equity Equivalents will be owned by H&E; the foregoing, together with the other transactions contemplated by this Agreement and the other Transaction Documents, being herein together referred to individually and collectively as the “Transaction”.
     C. The respective Boards of Directors of each of H&E, Burress and HE-JWB, and the holders of 100% of the Burress Equity Equivalents, have approved the Transaction on the terms and subject to the conditions set forth herein.
Agreement
     Now, therefore, in consideration of the mutual covenants contained herein, and intending to be legally bound hereby, the Parties agree as follows.

Article I
Definitions
     Section 1.1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Schedule A.
     Section 1.2. Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the word “including” means “including, but not limited to” and “including without limitation”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iv) words importing the singular shall also include the plural, and vice versa; and (v) unless otherwise expressly indicated in the context, all references herein to any “Section”, “Article”, “clause”, “Schedule”, “Disclosure Schedule” or “Exhibit” refer to Sections, Articles, clauses, Schedules, Disclosure Schedules and Exhibits contained in, or attached to, this Agreement.
Article II
Purchase Price and Other Calculations, Payments and Adjustments
     Section 2.1. Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings hereinafter specified:
          “Closing Estimates” means an estimate as of the Closing Date, to be made in good faith by Burress Shareholders Representative and H&E prior to the Closing based on the most recently available Interim Financial Statements and such additional financial and other information as may be available to Burress Shareholders Representative and H&E at the time such estimate is made, and with the assistance of the Accountants, of the Non-Hitachi Adjusted EBITDA and the Hitachi Adjusted EBITDA, the Burress Tax Liabilities, the Closing Merger Consideration per Burress Share, the Closing Net Proceeds to Burress Shareholders, the Third Party Payments, the Hitachi Indebtedness and Payables, the Hitachi Fleet Value, the Merger Consideration per Burress Share, the Included Burress Indebtedness, the Initial Proceeds to Burress Shareholders, the Purchase Price and the Supplemental Proceeds to Burress Shareholders, subject (in the case of all of the foregoing) to adjustment pursuant to Section 2.3.
          “Closing Merger Consideration per Burress Share” means an amount equal to (i) the Closing Net Proceeds to Burress Shareholders divided by (ii) the number of Burress Equity Equivalents outstanding as of the Effective Time.
          “Closing Net Proceeds to Burress Shareholders” means (i) the Initial Proceeds to Burress Shareholders less (ii) the Closing Escrow Amount less (iii) the Third Party Payments less (iv) the Burress Tax Liabilities.
          “Hitachi Adjusted EBITDA” means the earnings derived solely from operations related to the sale and leasing of the inventory of vehicles and equipment of Burress manufactured by Hitachi owned by Burress for the 12-month period ending as of February 28, 2007, before any expense or charge in respect of interest, Taxes based on income (but Taxes not based on income of Burress shall be included in the calculation of the Hitachi Adjusted EBITDA), depreciation and amortization, determined in a manner consistent with the 2006 Audited Financial Statements. In determining Hitachi Adjusted EBITDA and non-Hitachi Adjusted EBITDA, all costs, expenses and deductions of Burress which are not clearly related to or identified with earnings derived from the sale and leasing of vehicles and equipment manufactured by Hitachi or non-Hitachi vendors shall be allocated with respect to earnings derived from Hitachi and non-Hitachi vendors pro rata based on the sales and revenue derived from such sales and leasing.
          “Hitachi Fleet” means the inventory of parts, accessories, vehicles and equipment of Burress manufactured by Hitachi owned by Burress.
          “Hitachi Fleet Premium” means $4.0 million, which represents the agreed net present value of the revenues of Burress projected to be derived by Burress from the sale and rental of the Hitachi Fleet (excluding any New Hitachi Fleet) during the three-year period ending February 28, 2010.
          “Hitachi Fleet Value” means the net book value (including after depreciation and obsolescence reserves) as of the Closing Date of the Hitachi Fleet (excluding any New Hitachi Fleet, except as provided in Section 2.3(e)) determined in a manner consistent with the 2006 Audited Financial Statements. Solely for purposes of example, the Hitachi Fleet Value (excluding the New Hitachi Fleet) is currently assumed (subject to confirmation by the Parties in accordance with this Agreement) to be $21,927,440, subject to adjustment in accordance with Section 2.3.
          “Hitachi Indebtedness and Payables” means (i) the Indebtedness, payables and other obligations of Burress owed to the Hitachi Group as of the Closing Date (whether pursuant to floor plan financings, on open account or otherwise), including under or pursuant to the Hitachi Agreements, and (ii) the amount of any other Indebtedness outstanding as of the Closing Date which was incurred by Burress on or after February 28, 2007 and prior to the Closing where the proceeds of such Indebtedness was used to purchase parts, accessories, vehicles and equipment from the Hitachi Group. Solely for purposes of example, if the Closing had occurred on February 28, 2007, the Hitachi Indebtedness and Payables is assumed to be $30,174,614.
          “Included Burress Indebtedness” means:
          (i) Burress Indebtedness (excluding Hitachi Indebtedness and Payables) outstanding as of February 28, 2007, net of cash as of such date and net of the account receivable balance outstanding on February 28, 2007 owed by Reedrill and Ritchie Accounts Receivables, plus
          (ii) the Hitachi Indebtedness and Payables outstanding as of the Closing Date.
The Parties have no reason currently to believe that Schedule E-1 does not set forth all of the Included Burress Indebtedness as of February 28, 2007 (as if the Closing had occurred on such date); and the inclusion or exclusion of any items on Schedule E-1 shall not be determinative of whether such items are classifiable as Included Burress Indebtedness. Disclosure Schedule 5.16 lists all Contracts of Burress pursuant to which Indebtedness of Burress may be incurred by Burress subsequent to February 28, 2007 in the Ordinary Course of Business (“Additional Burress Indebtedness” and “Additional Burress Indebtedness Contracts”).
          “Initial Escrow Amount” means:
          (i) an amount equal to 7.5% of the sum of the Closing Estimate of the Initial Proceeds to Burress Shareholders (such amount to be fixed and not subject to adjustment notwithstanding any adjustment of the Closing Net Proceeds to Burress Shareholders under Section 2.3) and any Supplemental Hitachi Fleet Value and New Hitachi Fleet Proceeds to which Burress Shareholders may be entitled from time to time, to be deposited on the Closing Date, or in the case of any Supplemental Hitachi Fleet Value and New Hitachi Fleet Proceeds when otherwise payable to Burress Shareholders, with the Escrow Agent under the Escrow Agreement (the foregoing being herein referred to as the “Closing Escrow Amount”); plus
          (ii) if the Hitachi Consent is obtained and the Supplemental Proceeds to Burress Shareholders is payable hereunder, an amount equal to 7.5% of the Supplemental Proceeds to Burress Shareholders (to the extent not included in the Closing Escrow Amount pursuant to clause (i) above), to be deposited on the first anniversary of the Closing Date with the Escrow Agent under the Escrow Agreement (the foregoing being herein referred to as the “Supplemental Escrow Amount”).
          “Initial Proceeds to Burress Shareholders” means (i) an amount equal to the product of 4.5 and the Non-Hitachi Adjusted EBITDA, less (ii) the Included Burress Indebtedness, plus (iii) the Hitachi Fleet Value and the Hitachi Fleet Premium plus (iv) any Supplemental Hitachi Fleet Value less (v) the amount by which the Closing Net Worth of Burress is less than $25.0 million less (vi) $1.0 million. Solely for purposes of example, the Initial Proceeds to Burress Shareholders is currently assumed (subject to confirmation by the Parties in accordance with this Agreement) to be $74,540,157.
          “Merger Consideration per Burress Share” means an amount equal to (i) the sum of the Closing Net Proceeds to Burress Shareholders, any Supplemental Proceeds to Burress Shareholders and any Escrow Amount Released, divided by (ii) the number of Burress Equity Equivalents outstanding as of the Effective Time.
          “New Hitachi Fleet” means any new and unused Hitachi parts, accessories, vehicles and equipment owned by Burress as of the Closing Date.
          “Non-Hitachi Adjusted EBITDA” of Burress means the earnings derived solely from operations (excluding extraordinary transactions and excluding the Hitachi Adjusted EBITDA) of Burress for the 12-month period ending as of February 28, 2007, before any expense or charge in respect of interest, Taxes based on income (but Taxes not based on income of Burress shall be included in the calculation of the Non-Hitachi Adjusted EBITDA), depreciation and amortization, determined in a manner consistent with the 2006 Audited Financial Statements, subject to the adjustments identified on Schedule B. In determining Hitachi Adjusted EBITDA and non-Hitachi Adjusted EBITDA, all costs, expenses and deductions of Burress which are not clearly related to or identified with earnings derived from the sale and leasing of vehicles and equipment manufactured by Hitachi or non-Hitachi vendors shall be allocated with respect to earnings derived from Hitachi and non-Hitachi vendors pro rata based on the sales and revenue derived from such sales and leasing.
          “Purchase Price” means an amount equal to (i) the Initial Proceeds to Burress Shareholders, plus (ii) any Supplemental Proceeds to Burress Shareholders, plus (iii) any Burress Indebtedness funded by H&E pursuant to Section 2.2(b)(iii) (but without duplication of any Burress Indebtedness included in the calculation of the Initial Proceeds to Burress Shareholders) plus (iv) the Hitachi Indebtedness and Payables (but without duplication of any Burress Indebtedness included in the calculation of the Initial Proceeds to Burress Shareholders). Solely for purposes of example, the Purchase Price is currently assumed (subject to confirmation by the Parties in accordance with this Agreement) to be $118,071,157.
          “Supplemental Proceeds to Burress Shareholders” means (i) an amount equal to the product of 4.5 and the Hitachi Adjusted EBITDA less (ii) the amount of any Hitachi Fleet Value, Hitachi Fleet Premium and any Supplemental Hitachi Fleet Value included in the Initial Proceeds to Burress Shareholders.
          “Third Party Payments” means the sum of and includes (i) the cost of settlement of Burress Equity Equivalents, (ii) an amount equal to Burress Shareholders Expenses net of the Burress Shareholders Expense Allowance, to the extent such expenses are not paid prior to the Closing, (iii) any Bonus-Severance-Termination Liabilities, (iv) the cost to unwind swap agreements to which Burress is a party, (v) prepayment costs and expenses under Burress Indebtedness, (vi) costs and expenses payable under any Contracts of Burress as a result of or based upon the Transaction (including any consent fee), (vii) the Identified Environmental Remediation Costs, (viii) the fees and expenses of Special Counsel, and (ix) Affiliate Obligations, excluding Liabilities accrued in the Ordinary Course of Business under the Continuing Affiliate Agreements identified on Disclosure Schedule 5.20, but including Liabilities incurred under such Continuing Affiliate Agreements outside the Ordinary Course of Business on or prior to the Closing Date and including Liabilities based on or arising out of any breach by Burress on or prior to the Closing Date of such Continuing Affiliate Agreements.
     Section 2.2. Closing and Other Payments.
          (a) On or before the Closing Date, H&E and Burress Shareholders Representative shall mutually agree as to the Closing Estimates. Such agreed Closing Estimates shall be binding upon the Parties, subject to adjustment after the Closing in accordance with Section 2.3.
          (b) On the Closing Date, but subject to the provisions of Sections 4.2 (including Section 4.2(a)(iii)):

          (i) (A) H&E shall cause to be made available to Burress Shareholders Representative, as the Exchange Agent, an amount in cash equal to the Closing Estimate of the Closing Net Proceeds to Burress Shareholders, such Closing Estimate of the Closing Net Proceeds to Burress Shareholders to be used by the Exchange Agent to effect the payment to each of Burress Shareholders the aggregate Closing Estimate of the Closing Merger Consideration per Burress Share to which each such Burress Shareholder shall be entitled based on the Burress Equity Equivalents owned by such Burress Shareholder.
               (B) Burress Shareholders Representative shall establish, with proceeds from the Closing Estimate of the Closing Net Proceeds to Burress Shareholders, a cash reserve account (in a commercial bank in the United States) registered in the name of Burress Shareholders Representative (the “Reserve Account”) in an amount equal to 1.5% of the Closing Estimate of the Initial Proceeds to Burress Shareholders, which Reserve Account shall be used by the Burress Shareholders Representative to satisfy any payments owed by Burress Shareholders pursuant to Sections 2.3, 2.5, 8.12 and 10.3 and any Burress Shareholders Retained Closing Obligations. Burress Shareholders Representative shall retain the Reserve Account (subject to payments actually made therefrom to H&E or third parties to satisfy any payments owed by Burress Shareholders pursuant to Sections 2.3, 2.5, 8.12 and 10.3 and any Burress Shareholders Retained Closing Obligations), and not make distributions therefrom to Burress Shareholders, until the later of (x) 180 days following the Effective Time and (y) the date on which all payment obligations pursuant to Section 2.3 have been agreed by Burress Shareholders Representative and H&E; however, Burress Shareholders Representative shall continue to hold funds in the Reserve Account beyond such release date sufficient to satisfy any payments required to be made by Burress Shareholders under Sections 2.5, 8.12 and 10.3 to the extent that the amounts of such payments are known as of such release date. For the avoidance of doubt, the Reserve Account and the provisions of this Section 2.2(b)(i)(B) are not (x) exclusive of the obligations of Burress Shareholders under Sections 2.3, 2.5, 8.12 and 10.3 and any Burress Shareholders Retained Closing Obligations, or (y) to the extent of any deficiency in the Reserve Account, a limitation on the obligations of Burress Shareholders generally under Article X (including as to the right of H&E Indemnified Parties to assert indemnification claims against the Escrow Amount or directly against Burress Shareholders in accordance with Section 10.2(c)(v)).
          (ii) H&E shall deliver to the Escrow Agent the Closing Escrow Amount, to be held by the Escrow Agent pursuant to the Escrow Agreement.
          (iii) H&E shall cause to be made available to HE-JWB an aggregate amount in cash (less an estimate of cash on hand in Burress as the Closing Date) equal to the Closing Estimates (to the extent included in the Closing Estimate of the Closing Net Proceeds to Burress Shareholders) of the following: (A) the Burress Tax Liabilities; (B) the Third Party Payments; and (C) the Included Burress Indebtedness.
     (c) Subsequent to the Effective Time, Burress shall, with cash proceeds from H&E made available to HE-JWB pursuant to Section 2.2(b)(iii), or with cash on hand in Burress at the time the following is required to be paid, pay the items to which reference is made in clauses (A), (B) and (C) of Section 2.2(b)(iii) to the extent of the Closing Estimates of the same. For the avoidance of doubt, to the extent that the amount of any of the items to which reference is made in clauses (A), (B) and (C) of Section 2.2(b)(iii) are not included in the Closing Estimates of the same, such amounts not so included are herein referred to as “Burress Shareholders Retained Closing Obligations” and shall be paid by Burress Shareholders and subject to the provisions of Section 2.3 and Section 10.2(a).
     (d) In the event that the Hitachi Consent is obtained on or before the 120th day following the Closing Date:
          (i) On the first anniversary of the Closing Date, provided that the Hitachi Agreements (as in effect on the Closing Date and after giving effect to the terms of the Hitachi Consent) have not been terminated by the Hitachi Group and the Hitachi Group has continued to provide parts, accessories, vehicles and equipment and service substantially in accordance with such Hitachi Agreements, H&E shall cause to be made available to Burress Shareholders Representative, as the Exchange Agent, an amount in cash equal to (A) one-third of an amount equal to the product of 4.5 and the Hitachi Adjusted EBITDA less (B) one-third of the amount of any Hitachi Fleet Value, Supplemental Hitachi Fleet Value and Hitachi Fleet Premium included in the Initial Proceeds to Burress Shareholders less (C) one-third of the amount of the New Hitachi Fleet Proceeds received by Burress Shareholders, less (D) the Supplemental Escrow Amount; such payment to be used by the Exchange Agent to effect the payment to each of Burress Shareholders additional Merger Consideration per Burress Share to which each such Burress Shareholder shall be entitled based on the Burress Equity Equivalents owned by such Burress Shareholder.
          (ii) On each of the second and third anniversaries of the Closing Date, provided that the Hitachi Agreements (as in effect on the Closing Date and after giving effect to the terms of the Hitachi Consent) have not been terminated by the Hitachi Group and the Hitachi Group has continued to provide parts, accessories, vehicles and equipment and service substantially in accordance with such Hitachi Agreements, H&E shall cause to be made available to Burress Shareholders Representative, as the Exchange Agent, an amount in cash equal to (A) one-third of an amount equal to the product of 4.5 and the Hitachi Adjusted EBITDA less (B) one-third of the amount of any Hitachi Fleet Value, Supplemental Hitachi Fleet Value and Hitachi Fleet Premium included in the Initial Proceeds to Burress Shareholders less (C) one-third of the amount of the New Hitachi Fleet Proceeds received by Burress Shareholders; such payments to be used by the Exchange Agent to effect the payment to each of Burress Shareholders additional Merger Consideration per Burress Share to which each such Burress Shareholder shall be entitled based on the Burress Equity Equivalents owned by such Burress Shareholder as of immediately prior to the Effective Time.
     (e) Burress Shareholders Representative, as the Exchange Agent, shall be solely responsible for the determination of the holders of the Burress Equity Equivalents and the amount of Burress Equity Equivalents owned by such holders. In the event that any Person shall claim to be the holder of Burress Equity Equivalents, none of H&E, HE-JWB or Burress shall have an Liability to such Person (whether for the payment of any Merger Consideration per Burress Share or otherwise), and such Person shall be entitled solely to assert claims, if any otherwise exist, against Burress Shareholders Representative for any payment to which such Person may be entitled in respect of such Person’s Burress Equity Equivalents.

     Section 2.3. Post-Closing Calculations and Payments or Repayments.
          (a) The Closing Estimates shall be determined prior to the Closing Date.
          (b) Burress Shareholders Representative and H&E shall, within 60 days (or 120 days if the Closing Balance Sheet is audited, as hereinafter provided) following the Closing Date, determine actual amounts of the following (the “Post-Closing Calculations”): the Non-Hitachi Adjusted EBITDA and the Hitachi Adjusted EBITDA; the Burress Tax Liabilities (to the extent known); the Closing Merger Consideration per Burress Share; the Closing Net Proceeds to Burress Shareholders; the Third Party Payments (to the extent known); the Hitachi Indebtedness and Payables; the Hitachi Fleet Value; the Hitachi EBITDA; the Short Period Tax Adjustment; the Merger Consideration per Burress Share; the Included Burress Indebtedness; the Initial Proceeds to Burress Shareholders; and any Supplemental Proceeds to Burress Shareholders. The determination of the Post-Closing Calculations pursuant to the procedures of this Section 2.3 shall not be deemed to preclude claims under Article X in respect of any of the foregoing based on claims asserted or information discovered following the determination of the Post-Closing Calculations pursuant to the procedures of this Section 2.3.
          (c) In the event that the Post-Closing Calculations indicate that an aggregate net adjustment to the items included in the Closing Estimates is warranted, then an additional payment by H&E to Burress Shareholders Representative, or a repayment by Burress Shareholders Representative to H&E out of the Closing Net Proceeds to Burress Shareholders delivered by H&E to Burress Shareholders on the Closing Date (or failing any such payment being made, a payment from the Escrow (as defined in the Escrow Agreement), shall be promptly made. In computing such adjustment, (i) any positive Short Period Tax Adjustment shall be treated as an amount due by H&E to Burress Shareholders Representative, and (ii) any negative Short Period Tax Adjustment shall be treated as a repayment due from Shareholders Representative to H&E out of the Closing Net Proceeds to Burress Shareholders, such payment to be made promptly from the Reserve Account.
          (d) In the event of any dispute between Burress Shareholders Representative and H&E as to the Post-Closing Calculations which cannot be resolved within 30 days following the preparation of the Closing Balance Sheet, such dispute shall be referred to the Arbitrator Accountants for determination. In addition, in the event that claims asserted or information discovered following the determination of the Post-Closing Calculations pursuant to the procedures of this Section 2.3 warrant further adjustments to the Post-Closing Calculations, any dispute as to such further adjustments shall be referred to the Arbitrator Accountants for determination. The Arbitrator Accountants shall be requested to make a determination regarding any such dispute as soon as practicable, and in any event within 30 days following the referral of such dispute to the Arbitrator Accountants. The determination of the Arbitrator Accountants shall be final and binding on the Parties. The fees and expenses of the Arbitrator Accountants shall be borne 50% by H&E and 50% by Burress Shareholders.
          (e) In the event that the Hitachi Consent is obtained on or before the 120th day following the Closing Date, an additional Post-Closing Calculation shall be made of the Hitachi

Fleet Value to include an amount equal to the net book value (including after depreciation and obsolescence reserves) of the New Hitachi Fleet as of the Closing Date less any proceeds received by Burress Shareholders subsequent to the Closing Date pursuant to Sections 2.6 and 8.3(b)(ii) in respect of New Hitachi Fleet sold subsequent to the Closing Date (such amount being herein referred to as the “Supplemental Hitachi Fleet Value”). The Supplemental Hitachi Fleet Value, less a portion thereof required to be deposited with the Escrow Agent as Initial Escrow Amount, shall be paid promptly by H&E to Burress Shareholders Representative, but shall reduce the Supplemental Proceeds to Burress Shareholders as provided in the definition of “Supplemental Proceeds to Burress Shareholders” and shall reduce the amounts payable under Section 2.2(d) as provided in Section 2.2(d).
     Section 2.4. [Reserved]
     Section 2.5. Burress Shareholders Withholding Taxes. At least five Business Days prior to the Closing Date (or in the case of any Supplemental Proceeds to Burress Shareholders, at least five Business Days prior to the date on which such payment is to be made), Burress Shareholders Representative shall provide to H&E a list and calculation for purposes of Closing of all Taxes required to be withheld from the Closing Net Proceeds to Burress Shareholders (or Supplemental Proceeds to Burress Shareholders) or the Bonus-Severance-Termination Liabilities and remitted to any Governmental Authority by H&E or Burress (either on its own behalf or on behalf of any of Burress Shareholders) with respect to the Transaction (the “Burress Shareholders Withholding Taxes”), which calculation shall be reasonably satisfactory to H&E. H&E and Burress may withhold and timely remit Burress Shareholders Withholding Taxes to the appropriate Governmental Authority; and Burress may withhold and timely remit to the appropriate Governmental Authority any withholding Taxes with respect to the Bonus-Severance-Termination Liabilities.
     Section 2.6. New Hitachi Fleet. In the event that, subsequent to the Closing Date, the Hitachi Group shall purchase from Burress the New Hitachi Fleet, the net proceeds received by Burress from the Hitachi Group for such New Hitachi Fleet, less the direct out-of-pocket costs incurred by Burress in connection with effecting the sale and delivery of the New Hitachi Fleet to the Hitachi Group or its designee and less the direct out-of-pocket costs incurred by Burress to carry and maintain the New Hitachi Fleet until sold (the “New Hitachi Fleet Proceeds”), shall be promptly remitted by Burress to Burress Shareholders Representative. In the event that the Hitachi Group shall not exercise or shall waive any requirement that Burress sell back to Hitachi any New Hitachi Fleet and shall not have granted the Hitachi Consent, “New Hitachi Fleet Proceeds” shall include also any proceeds from the sale of such New Hitachi Fleet received by Burress Shareholders in accordance with Section 8.3(b)(ii). For the avoidance of doubt, “direct out-of-pocket costs” to which reference is made above shall not include allocations of administrative costs or overhead (including rent).

Article III
Merger
     Section 3.1. General. Upon the terms and subject to the conditions of this Agreement, the Merger shall be effected. Burress shall be the surviving corporation in the Merger. The separate corporate existence of Burress with all its rights, privileges, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the Virginia Act. From and after the Effective Time, Burress is sometimes referred to herein as the “Surviving Corporation”.
     Section 3.2. Effective Time. On the Closing Date, HE-JWB and Burress shall cause articles of merger, complying with the requirements of the Virginia Act and in form and substance satisfactory to H&E, Burress and Burress Shareholders Representative (the “Articles of Merger”), to be filed with the State Corporation Commission of the Commonwealth of Virginia. The time at which both the Articles of Merger have been accepted for filing by the State Corporation Commission of the Commonwealth of Virginia is herein referred to as the “Effective Time”.
     Section 3.3. Articles of Incorporation; By-Laws. As of the Effective Time, the Articles of Incorporation of Burress shall be amended and restated in the form attached as Exhibit B (the “Amended and Restated Articles of Incorporation”). The Amended and Restated Articles of Incorporation and the By-laws of Burress shall be the articles of incorporation and the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable Laws.
     Section 3.4. Directors and Officers. The directors and officers of Burress shall resign as of immediately following the Effective Time. The directors and officers of Burress as of immediately following the Effective Time shall be designated by H&E and will serve until their successors are duly elected or appointed and qualify, or until they are removed, in accordance with the Amended and Restated Articles of Incorporation and the By-laws of the Surviving Corporation.
     Section 3.5. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of any of the following securities:
          (a) Conversion of HE-JWB Common Stock. Each share of the Common Stock, par value $0.01 per share (the “HE-JWB Common Stock”), of HE-JWB issued and outstanding as of immediately prior to the Effective Time shall be converted into an equal number of shares of the Burress New Common Stock.
          (b) Conversion of Burress Existing Common Stock. Each share of Burress Existing Common Stock (without distinction as to class) issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration per Burress Share.
          (c) Cancellation of Burress Equity Equivalents. Each Burress Equity Equivalent (including each share of Burress Existing Common Stock) issued and outstanding as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any Burress Equity Equivalent (each, a “Burress Equity Equivalent Certificate”) shall, to the extent such Burress Equity Equivalent Certificate represents such Equity Equivalents, cease to have any rights with respect thereto, except in the case of Burress Existing Common Stock the right to receive the Closing Merger Consideration per Burress Share (and ultimately the full amount of the Merger Consideration per Burress Share) with respect thereto.
          (d) Cancellation of Burress Existing Treasury Stock. Each share of Burress Existing Common Stock held in the treasury of Burress immediately prior to the Effective Time shall be canceled and retired without any conversion thereof and no payment of cash or any other distribution shall be made with respect thereto.
     Section 3.6. Further Assurances. From and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Burress and HE-JWB, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Burress and HE-JWB, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     Section 3.7. Exchange Procedures.
          (a) Burress Shareholders Representative (including any successor Burress Shareholders Representative appointed in accordance with Section 11.1) shall be the “Exchange Agent” for the exchange and payment of the Merger Consideration per Burress Share to the holders of the Burress Equity Equivalents. Burress Shareholders Representative shall establish, prior to the Closing, a special account with a commercial bank in the United States to serve as, and designated as, the “Burress Shareholders Exchange Fund” (the “Exchange Fund”). The Closing Net Proceeds to Burress Shareholders and the Supplemental Proceeds to Burress Shareholders received from time to time in respect of the aggregate Merger Consideration per Burress Share shall be held by Burress Shareholders Representative in the Exchange Fund, in trust for the benefit of the holders of the Burress Equity Equivalents, pending disbursement to the holders of the Burress Equity Equivalents entitled thereto. None of H&E, HE-JWB or Burress shall have any Liability or responsibility for the Exchange Fund or the payment of any amounts deposited in the Exchange Fund to the holders of the Burress Equity Equivalents.
          (b) Prior to the Effective Time, Burress shall deliver to each record holder of Burress Equity Equivalents (i) a letter of transmittal in a form approved by H&E (the “Letter of Transmittal”) and (ii) instructions of Burress for effecting the surrender of the Burress Equity Equivalent Certificates evidencing the Burress Equity Equivalents in exchange for the Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) with respect thereto. Upon surrender of each such

Burress Equity Equivalent Certificate to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Burress Equity Equivalent Certificate shall be entitled to receive, in accordance with the terms of this Agreement, the Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) with respect thereto. No interest will be paid or will accrue for the benefit of holders of the Burress Equity Equivalents on the Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) with respect thereto payable upon the surrender of the Burress Equity Equivalent Certificates therefor; however, the foregoing shall not preclude any investment by Burress Shareholders Representative of funds held from time to time by Burress Shareholders Representative (but Burress Shareholders Representative shall not be required to invest such funds) until distribution by Burress Shareholders Representative of such funds (and any income or interest earned thereon) to Burress Shareholders. In the event of a transfer of ownership of any Burress Equity Equivalents which is not registered in the transfer records of Burress, payment of the Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) may be made with respect to such Burress Equity Equivalent to such transferee if the Burress Equity Equivalent Certificate formerly representing such Burress Equity Equivalents is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or is not applicable.
     Section 3.8. No Further Ownership Rights in Burress Equity Equivalents. The Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) paid upon conversion of shares of Burress Equity Equivalents in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Burress Equity Equivalents. If, after the Effective Time, subject to the terms and conditions of this Agreement, Burress Equity Equivalent Certificates formerly representing Burress Equity Equivalent are presented to the Surviving Corporation, they shall be canceled and the Exchange Agent shall cause the Closing Merger Consideration per Burress Share (and any additional Merger Consideration per Burress Share received from time to time) to be paid with respect thereto in accordance with this Article III. If any certificates evidencing Burress Equity Equivalent shall not have been surrendered prior to the first anniversary of the Effective Time (or immediately prior to such earlier date on which any Merger Consideration per Burress Share with respect thereto would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration per Burress Share shall become property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto, and the Exchange Agent shall promptly remit to the Surviving Corporation any such Merger Consideration per Burress Share.
     Section 3.9. Termination of the Exchange Fund. Any portion of the Exchange Fund constituting Merger Consideration per Burress Share that remains undistributed to the holders of Burress Equity Equivalents for two years after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of Burress Equity Equivalent who have not theretofore complied with this Article III shall thereafter cease to have any rights to receive any portion of Merger Consideration per Burress Share with respect to the Burress Equity Equivalents formerly represented thereby to which such holders are entitled pursuant to this Article III.

     Section 3.10. No Liability. None of H&E, HE-JWB, Burress, the Surviving Corporation, Burress Shareholders Representative or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration per Burress Share properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
     Section 3.11. Lost Certificates. If any Burress Equity Equivalent Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the provision of an indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the Merger Consideration per Burress Share with respect to the Burress Equity Equivalents formerly represented thereby in accordance with this Article III.
     Section 3.12. Transfer Books. As of the Effective Time, the Burress Equity Equivalents transfer books of Burress shall be closed and there shall be no further registration of transfers of Burress Equity Equivalents thereafter on the records of Burress. From and after the Effective Time, the holders of Burress Equity Equivalent Certificates shall cease to have any rights with respect to such Burress Equity Equivalents formerly represented thereby, except as otherwise provided herein or by law.
Article IV
Closing
     Section 4.1. Closing Date and Place.
     The closing of the Transaction (the “Closing”) shall take place at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York, at 10:00 A.M. (Eastern Standard Time) as soon as practicable following the satisfaction of the conditions set forth in Section 4.2, or waiver thereof by the Party for whose benefit such conditions exist, or on such other date and at such other place and time as the Parties shall mutually agree. The date of the Closing is herein called the “Closing Date”.
     Section 4.2. Closing Conditions.
          (a) Mutual Conditions. The respective obligations of each Party to consummate the Transaction shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:
               (i) No Injunctions, Etc. As of the Effective Time, (A) there shall be no effective Order of any nature issued by a Governmental Authority of competent jurisdiction to the effect that the Transaction may not be consummated as herein provided, (B) no Proceeding shall have been commenced by any Governmental Authority or other Person for the purpose of obtaining any such Order and no written notice shall have been received from any such Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the Transaction, and (C) no Proceeding shall have been commenced by any Governmental

Authority or other Person for the purpose of obtaining material damages based upon or resulting from the Transaction.
               (ii) Required Consents, Etc. All Consents, Permits and Orders which are required in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transaction, which are necessary to permit Burress to conduct its operations in a manner substantially similar to the manner in which Burress conducts its business and operations prior to the Effective Time, and which are necessary to eliminate any restrictions on the ability of H&E to conduct its business (including the Burress business) following the Closing (including any restriction on the ability of H&E or Burress to do business with any competitor of any manufacturer, distributor, supplier or vendor with which Burress does business, shall have been obtained or made and shall be in full force and effect (the foregoing being herein referred to as the “Required Consents”). Without limiting the generality of the foregoing, the Required Consents shall include the Consents, Permits and Orders described on Schedule C; however, the Hitachi Consent and the Hitachi Termination Agreements shall not be Required Consents, except that any Hitachi Consent and any Hitachi Termination Agreement actually obtained shall satisfy the requirements of Section 4.2(b)(ix).
               (iii) Financing. H&E shall have obtained the Financing and the closing thereof shall have occurred on or prior to the Closing Date.
               (iv) Merger. The Articles of Merger duly executed by Burress and HE-JWB and the Merger shall have been effected.
               (v) No Change in Law. There shall not have been any change subsequent to the date of this Agreement, or announced change to be effective subsequent to the date of this Agreement, in any Law which would adversely affect in a material manner the treatment of the Transaction and the Transaction Documents or the manner in which Burress is permitted to conduct its business and operations.
               (vi) HSR Act. The waiting period (and any extension thereof) applicable to the Transaction under the HSR Act shall have been terminated or shall have expired and no Order or other requirements that would be materially restrictive to the ongoing operations of the business of H&E or its Subsidiaries or Burress shall have been placed on H&E or its Subsidiaries or Burress in connection therewith.
               (vii) Escrow Agreement. The Escrow Agreement in the form attached as Exhibit A (the “Escrow Agreement”) shall have been duly executed by H&E, Burress, Burress Shareholders Representative and the Escrow Agent
          (b) Conditions to the Obligations of H&E and HE-JWB. The obligations of H&E and HE-JWB to consummate the Transaction shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by H&E and HE-JWB to the extent permitted by applicable Law:

          (i) Representations and Warranties; Covenants. All representations and warranties made by Burress and Burress Shareholders in this Agreement, the Schedules and the Exhibits shall be true, correct and complete in all material respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except that such representations and warranties which are qualified by materiality or the absence of a Material Adverse Change or Material Adverse Effect shall be true, correct and complete in all respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). Burress and Burress Shareholders shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to Closing, except that such covenants, obligations and conditions which are qualified by materiality or the absence of a Material Adverse Change or Material Adverse Effect shall be performed or complied with in all respects on or prior to the Closing Date.
          (ii) No Material Adverse Change or Material Adverse Effect. There shall have been no Material Adverse Change or Material Adverse Effect since the date of the 2005 Audited Financial Statements (except as reflected in the December Financial Statements or the February Financial Statements), and no Material Adverse Change or Material Adverse Effect shall be pending, and no Material Adverse Change or Material Adverse Effect shall be threatened which can reasonably be expected to occur.
          (iii) Closing Deliveries of Burress and Burress Shareholders. Burress and Burress Shareholders shall have delivered, or caused to be delivered, the following:
          (A) the Interim Financial Statements;
          (B) resignations duly executed by all of the directors and officers of Burress, if any, requested by H&E, such resignations to be effective as of immediately following the Effective Time;
          (C) the minute books and the stock registry of Burress;
          (D) a certificate of “good standing and existence” with respect to Burress issued by each of the State Corporation Commission of the Commonwealth of Virginia and each state in which Burress conducts business;
          (E) a certificate of the President and the Chief Financial Officer of Burress on behalf of Burress as to the satisfaction of the Closing Conditions set forth in Sections 4.2(b)(i), (ii), (v), (viii) and (xi);
          (F) an opinion of Woods Rogers PLC, as counsel to Burress and Burress Shareholders, or other counsel designated by H&E (“Special Counsel”) to the effect of the legal conclusions set forth in Exhibit C-1, subject to reasonable customary assumptions, limitations, qualifications and exceptions, together with such other matters relating to the Transaction as may be reasonably requested by H&E; which opinions shall be addressed to H&E and shall state that counsel to H&E may rely upon such opinions in connection with any opinion given by such counsel in connection with the Financing and that H&E’s lenders under the Financing may rely upon such opinions as if addressed to H&E’s lenders in connection with the Financing;
          (G) the Required Consents described on Schedule C;
          (H) a certificate by the Chief Financial Officer of Burress on behalf of Burress as to the Closing Estimates.
          (I) a certificate of the Secretary of Burress, dated the Closing Date, as to the incumbency of any officer of Burress executing the Transaction Documents and covering such other matters as H&E may reasonably request;
          (J) a copy, certified by the Secretary of Burress, of (A) the resolutions of the Board of Directors and the shareholders of Burress authorizing the execution, delivery and consummation of this Agreement, the other Transaction Documents and the Transaction, and (B) the Constituent Documents of Burress;
          (K) certificates, in accordance with Section 1.1445-2(b) of the Treasury Regulations and in form and substance reasonably satisfactory to H&E, stating that Burress Shareholders are not foreign persons;
          (L) fully executed UCC-3 Termination Statements and other termination, pay-off letters and/or releases, necessary to terminate or release, as the case may be, all Liens with respect to the Indebtedness of Burress, if required by H&E to be repaid on the Closing Date, and to evidence the complete satisfaction in full, as the case may be, of all obligations for all such Indebtedness of Burress (including all obligations of principal, interest, fees, premiums, penalties, overdrafts, guarantees, indemnities and breakage, termination and unwind costs);
          (M) non-competition agreements executed by each of Burress Shareholders providing that Burress Shareholders shall be subject to non-competition and non-solicitation restriction on substantially the terms set forth on Exhibit D (the “Non-Competition Agreements”);
          (N) stock certificates evidencing 100% of the Burress Equity Equivalents, free and clear of all Liens (including the Liens to which reference is made in Disclosure Schedule 6.6 unless H&E shall have received a payoff letter and Lien release commitment from the holder of such Liens in form and substance satisfactory to H&E); and
          (O) such other documents or instruments as H&E reasonably requests to effect the Transaction.

          (iv) Affiliate Transactions. Each and every Affiliate Agreement and Affiliate Obligation, other than the Continuing Affiliate Agreements, shall have been canceled and released as of the Closing Date. The Lease Agreement dated December 1, 2005 between Financial Acquisitions, LLC and J.W. Burress, Incorporated (the “Warrenton Lease”) shall have been modified as to the economic terms thereof in an manner satisfactory to H&E based on a market valuation of the Warrenton Lease and the location of the premises in Warrenton, Virginia, such valuation to be conducted by an appraiser or valuation firm satisfactory to H&E.
          (v) Interim Financial Statements. Burress shall have delivered to H&E, within 30 days following each fiscal month ending after the date hereof, the most recent required Interim Financial Statements.
          (vi) Execution of this Agreement. All holders of Burress Equity Equivalents shall have executed this Agreement.
          (vii) Subchapter “S” Status. H&E shall not have received, subsequent to the date of this Agreement, any information relating to the “S Corporation” status of Burress at all times prior to the Closing which modifies in any material adverse respect the information which Burress or Burress Shareholders has heretofore provided to H&E. H&E shall have received such documents, information, certifications, opinions and other evidence as H&E shall have reasonably requested as to such “S Corporation” status.
          (viii) Fleet Equipment. H&E shall be satisfied, based on the Interim Financial Statements and the 2006 Audited Financial Statements, that Burress has fleet equipment (excluding the Hitachi Fleet) having an aggregate original equipment cost of approximately at least $42,664,301, and Hitachi Fleet having an aggregate original equipment cost of approximately at least $21,829,671, which equipment shall be in good operating condition (subject to ordinary wear and tear, including to the extent out of service for immaterial periods of time) and suitable for rental by Burress in the Ordinary Course of Business.
          (ix) Hitachi Consent or Hitachi Termination Agreements. Any consent to the Transaction obtained from the Hitachi Group (the “Hitachi Consent”) shall be in a form and in substance satisfactory to H&E, shall be unconditional except as H&E shall otherwise agree, shall not impose upon H&E or Burress any restriction on its business (including with respect to the Persons with whom H&E or Burress does business or from whom H&E or Burress obtains parts, accessories, vehicles and equipment and service), and (except as to the foregoing) shall continue the existing Hitachi Agreements on the same terms and conditions that have applied prior to February 28, 2007. Any Contract entered into by Burress or Burress Shareholders with the Hitachi Group regarding the termination of the Hitachi Agreements, any waiver of any right or obligation of the parties to the Hitachi Agreements, or any settlement of claims or disputes of the parties under the Hitachi Agreements, shall be in a form and in substance reasonably satisfactory to H&E (the “Hitachi Termination Agreements”) and shall be unconditional except as H&E shall otherwise agree. The Hitachi Termination Agreements will, among other things, request that Hitachi waive the prohibition on the use of the Hitachi name in the rental of Hitachi equipment. The provisions of this Section 4.2(b)(ix) regarding the form and substance of any Hitachi Consent and Hitachi Termination Agreement shall apply also to any Hitachi Consent and Hitachi Termination Agreement obtained subsequent to the Closing.
          (x) 2006 Audited Financial Statements. The 2006 Audited Financial Statements shall have been prepared and shall contain unqualified auditors’ report with respect thereto issued by BDO Seidman, LLP. Solely for purposes of satisfying the provisions of this Section 4.2(b)(x), the 2006 Audited Financial Statements shall be based on the application of GAAP consistent with the regular audited financial statements of H&E as determined by BDO Seidman, LLP, and any Post-Closing Calculations shall not be affected by such presentation so long as the 2006 Audited Financial Statements are otherwise prepared in accordance with GAAP consistently applied with the prior audited financial statements of Burress.
          (xi) Closing Net Worth. H&E shall be satisfied, based on the most recently available Interim Financial Statements and the 2006 Audited Financial Statements, that the Net Worth of Burress as of immediately prior to the Closing and prior to giving effect to the Transaction (the “Closing Net Worth”) is at least $25.0 million.
          (xii) Tax Basis Balance Sheet. H&E shall have received a final tax basis balance sheet showing the tax basis of the assets owned by Burress on December 31, 2006 (the “Tax Basis Balance Sheet”), in the same form as the estimated tax basis balance sheet attached as Exhibit E hereto and in substance reasonably acceptable to H&E (provided that a Tax Basis Balance Sheet that shows an aggregate tax basis for accounts receivable, inventories, works in process, rental equipment and other property and equipment at least equal to those reflected in the form attached as Exhibit E hereto shall be deemed acceptable to H&E).
          (xiii) Solvency Opinion. H&E shall have received from Duff & Phelps, LLC an insolvency opinion, in form and substance satisfactory to H&E, after giving effect to the Transaction.
          (xiv) Insurance. Notwithstanding the disclosures of Item 5 of Disclosure Schedule 5.18, Burress shall not have experienced on or prior to the Closing Date any adverse change in the amount or scope of coverage of insurance carried by it as of February 28, 2007, and the representations and warranties of Burress Shareholders contained in Section 5.18 shall be true in correct in all respects notwithstanding the disclosures of Item 5 of Disclosure Schedule 5.18.
     (c) Condition to the Obligations of Burress and Burress Shareholders. The obligations of Burress and Burress Shareholders to consummate the Transaction shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by Burress and Burress Shareholders to the extent permitted by applicable Law:
          (i) Representations and Warranties. All representations and warranties made by H&E in this Agreement shall be true, correct, and complete in all material respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), except that such representations and warranties which are qualified by materiality or the absence of a Material Adverse Change or Material Adverse Effect shall be true, correct and complete in all respects on the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date). H&E shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at the Closing, except that such covenants, obligations and conditions which are qualified by materiality or the absence of a Material Adverse Change or Material Adverse Effect shall be performed or complied with in all respects on or prior to the Closing Date.
          (ii) Closing Deliveries of H&E. H&E shall have delivered, or caused to be delivered, the following:
          (A) to Burress Shareholders Representative, as the Exchange Agent, the Closing Estimate of the Closing Net Proceeds to Burress Shareholders;
          (B) to the Escrow Agent, the Closing Escrow Amount;
          (C) to HE-JWB, the Closing Estimates of the amounts to which reference is made in Section 2.2(b)(iii); and
          (D) to Burress Shareholders Representative, an opinion of Dechert LLP, as counsel to H&E and HE-JWB to the effect of the legal conclusions set forth in Exhibit C-2, subject to reasonable customary assumptions, limitations, qualifications and exceptions, together with such other matters relating to the Transaction as may be reasonably requested by Burress Shareholders Representative.
Article V
Representations and Warranties of Burress Shareholders Regarding Burress
     Burress Shareholders, jointly and severally, hereby make to H&E the representations and warranties set forth in this Article V, and acknowledge that H&E is relying upon such representations and warranties in connection with the execution of this Agreement and the consummation of the Transaction, notwithstanding any investigation made or conducted by H&E or on its behalf.
     Section 5.1. Organization and Qualification; Subsidiaries. Burress is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has the power and authority and all material Permits necessary to own or lease its property and assets and to carry on its business as presently conducted, and as presently proposed to be conducted, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary. Burress has previously provided to H&E true and complete copies of its Constituent Documents. Burress has no, and has never had any, Subsidiaries.
     Section 5.2. Authorization; Enforceability. Burress has the power and authority to execute and deliver this Agreement and each other Transaction Document to be executed in connection herewith and to perform its obligations hereunder and thereunder, all of which have been, or will be, duly authorized by all requisite corporate action. To the extent that Burress is a party thereto, this Agreement and each other Transaction Document to be executed in connection herewith has been duly authorized, executed and delivered by Burress and constitutes a valid and binding agreement of Burress, enforceable against Burress in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or the application of general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law).
     Section 5.3. Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Burress is a party will not (i) contravene any provision contained in the Constituent Documents of Burress, (ii) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default (with or without the lapse of time, the giving of notice, or both) under (A) except as set forth on Disclosure Schedule 5.3 (subject to obtaining the Required Consents), any Contract or (B) any Consent, Permit and Order, in each case to which Burress is a party or by which it is bound or to which any of its assets or properties are subject, (iii) result in the creation or imposition of any Lien on any of the assets or properties of Burress, including the Proprietary Rights, or (iv) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any obligation of Burress.
     Section 5.4. No Consents; Etc. Except for (i) filing and recordation of the Articles of Merger as required by the Virginia Act and the notifications under the HSR Act, (ii) filings or approvals under federal or state securities Laws, and (iii) the filings and approvals set forth on Disclosure Schedule 5.4, no Consent, Permit or Order is necessary for the execution, delivery or performance of this Agreement or the Transaction Documents or the consummation of the Transaction by Burress and Burress Shareholders.
     Section 5.5. Capitalization of Burress. The outstanding Burress Equity Equivalents consist solely of 8,333 shares of Class A Voting Common Stock, without par value, and 75,000 shares of Class B Nonvoting Common Stock, without par value; 100% of which Burress Existing Common Stock is owned beneficially and of record by Burress Shareholders listed on Disclosure Schedule 5.5 and as set forth opposite the names of each Burress Shareholder. Except as listed on Disclosure Schedule 5.5, there are no outstanding Burress Equity Equivalents. The outstanding Class A Voting Common Stock, without par value, represents 10% of the outstanding Burress Equity Equivalents of all classes and series, and there are no outstanding voting Burress Equity Equivalents other than such outstanding Class A Voting Common Stock, without par value. Other than conversion of HE-JWB Stock into Burress Existing Common Stock as of the Effective Date, no Burress Equity Equivalents will be issuable as a result of the Transaction. All of the issued and outstanding Burress Equity Equivalents in Burress have been duly authorized, validly issued, are fully paid and are nonassessable. Burress has not effected any redemption or repurchase of any Burress Equity Equivalents subsequent to its formation or incorporation.
     Section 5.6. Financial Statements.
          (a) The 2004 Audited Financial Statements, the 2005 Audited Financial Statements, the December Financial Statements and the February Financial Statements are attached hereto as Disclosure Schedule 5.6(a)(i).
          (b) Except as set forth on Disclosure Schedule 5.6(a)(ii) or as explicitly indicated in the notes to the Financial Statements, the Financial Statements have been (and will be) prepared from, and are (and will be) in accordance with, the books and records of Burress, and fairly present (and will fairly present) in all material respects, the transactions, assets and Liabilities of Burress and, in the case of the Financial Statements, the financial position, results of operations and cash flows of Burress as of the dates and for the periods indicated, in each case in accordance with GAAP, except in the case of the December Financial Statements and the Interim Financial Statements, as set forth on Disclosure Schedule 5.6(a)(ii), and for normal recurring year-end adjustments which are required in order to conform the December Financial Statements and such Interim Financial Statements to a GAAP presentation but which would not, except as set forth on Disclosure Schedule 5.6(a)(ii), materially affect or change the transactions, assets and Liabilities of Burress and the financial position, results of operations and cash flows of Burress as presented in the December Financial Statements and the Interim Financial Statements.
          (c) Burress has devised and maintains a system of internal accounting controls for Burress sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with GAAP. The accounting books and records of Burress during the periods covered by Burress Financial Statements fairly reflect (or will reflect) in all material respects the items of income and expense and the assets and Liabilities of Burress, including the nature thereof and the transactions giving rise thereto and provide (or will provide) a fair basis for the preparation of the Financial Statements in accordance with GAAP.
          (d) Except as described on Disclosure Schedule 5.6(c), all accounts and notes receivable of Burress reflected on the Financial Statements, and all accounts and notes receivable arising subsequent to the date of the Financial Statements, in each case, have arisen in the Ordinary Course of Business.
          (d) Burress has fleet equipment (excluding the Hitachi Fleet) having an aggregate original equipment cost of approximately at least $42,667,301, and Hitachi Fleet having an aggregate original equipment cost of approximately at least $21,829,671, which equipment is in good operating condition (subject to ordinary wear and tear, including to the extent out of service for immaterial periods of time) and suitable for rental by Burress in the Ordinary Course of Business.

     Section 5.7. Absence of Certain Developments. Except as set forth on Disclosure Schedule 5.7, since the date of the December Balance Sheet, there has not been any Material Adverse Effect or Material Adverse Change and Burress has operated in the Ordinary Course of Business. Without limiting the generality of the foregoing, except as set forth on Disclosure Schedule 5.7 or as expressly contemplated by this Agreement, since the date of the February Balance Sheet, Burress has not:
     (i) experienced any changes in any relationship with its suppliers, customers, distributors, brokers, lessors or others which would have a Material Adverse Effect;
     (ii) sold, leased, transferred, or assigned any of its material assets, tangible or intangible (including the Proprietary Rights) other than for fair consideration in the Ordinary Course of Business;
     (iii) entered into any Contract (or series of related Contracts) involving more than $50,000 individually to which it is a party or by which it is bound nor modified the terms of any such existing contract or agreement, or outside the Ordinary Course of Business;
     (iv) (nor has any other party) accelerated, terminated, modified or canceled any permit or agreement, contract, lease or license involving more than $50,000 individually to which it is a party or by which it is bound;
     (v) entered into, subsequent to February 28, 2007, any Contract in respect of Included Burress Indebtedness, Additional Indebtedness or Hitachi Indebtedness and Payables, except as listed on Disclosure Schedule 5.16 or to which H&E shall have consented in writing;
     (vi) adopted, modified, amended or terminated, in any material respect, any bonus, profit-sharing, incentive, severance, or other similar plan (including any Employee Benefit Plan), contract, or commitment for the benefit of any of its directors, officers, or employees, or otherwise made any material change in the employment terms (including any increase in compensation by more than one percent (1%)) for any of its officers and employees described in clause (i) of Section 5.13(a);
     (vii) made any capital expenditure or any other investment (or series of related investments) in excess of $50,000 individually and $100,000 in the aggregate, other than in accordance with the Budget;
     (viii) incurred, assumed or guaranteed any Indebtedness, or incurred any Liens, involving more than $25,000 individually or in the aggregate;
     (ix) canceled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $50,000 individually or in the aggregate, or outside the Ordinary Course of Business;

     (x) issued, sold or otherwise disposed of any Burress Equity Equivalents, or granted, modified or amended any options, warrants, stock appreciation rights, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any Burress Equity Equivalents or participate in any change in the value thereof;
     (xi) made or been subject to any material change in its accounting practices, procedures or methods or in its cash management practices;
     (xii) entered into or become party to any Affiliate Agreement or Affiliate Obligation, including any (A) loan or advance of funds or other payments to any of its directors, officers, employees, shareholders, members or Affiliates, or (B) payment or declaration of any dividend, redemption or other distribution with respect to Burress Equity Equivalents, or any payment of any kind to Burress Shareholders or their Affiliates or Related Persons, other than Permitted Distributions and payments in the Ordinary Course of Business pursuant to Continuing Affiliate Agreements;
     (xiii) granted any license or sublicense of any rights under, allowed to lapse, disposed of, failed to protect or maintain or otherwise experienced any Material Adverse Changes with respect to the Proprietary Rights;
     (xiv) experienced any adverse change in the amount or scope of coverage of insurance carried by it as of February 28, 2007;
     (xv) made or revoked any Tax election or settled or compromised any Tax Liability;
     (xvi) paid bonuses to employees of Burress except (A) bonuses to employees to which H&E shall have consented in writing, and (ii) bonuses paid or payable to salesmen in the Ordinary Course of Business pursuant to their existing retention arrangements; or
     (xv) committed to do any of the foregoing.
     Section 5.8. Governmental Authorizations; Licenses; Etc. Except as set forth on Disclosure Schedule 5.8, the business of Burress has been operated in compliance, in all material respects, with all applicable Laws, Consents, Permits and Orders and, without limiting the generality of the foregoing, neither Burress nor, to the Knowledge of Burress Shareholders, any of its officers, directors, employees or agents or other Persons acting on behalf of any of them have used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others. Except as set forth on Disclosure Schedule 5.8, Burress has, and after giving effect to the Transaction, will continue to have, all permits, licenses, approvals, certificates and other authorizations from Governmental Authorities, and has made all notifications, registrations, certifications and filings with all Governmental Authorities, necessary or advisable for the operation of its business as currently conducted other than in all cases where the failure to have any permit, license, approval, certification or other authorization, or to make any notification, registration, certification or filing, would not have a Material Adverse Effect.

Except as set forth on Disclosure Schedule 5.8, there is no Proceeding pending or, to the Knowledge of Burress Shareholders, threatened by any Governmental Authority with respect to (i) any alleged violation by Burress or its Affiliates of any Law, Consent, Permit or Order, or (ii) any alleged failure by Burress or its Affiliates to have any Consent or Permit required in connection with the operation of the business of Burress other than in all cases where the violation of any Law, or the failure to have any Consent or Permit would not have a Material Adverse Effect. None of the Proceedings listed on Disclosure Schedule 5.8 would have, if adversely determined against Burress, a Material Adverse Effect.
     Section 5.9. Orders and Proceedings. Except as set forth on Disclosure Schedule 5.9, there are no Orders or Proceedings pending or, to the Knowledge of Burress Shareholders, threatened against Burress, (i) relating to Burress, its businesses or properties or the Proprietary Rights, or (ii) seeking to enjoin the Transaction. None of the Proceedings listed on Disclosure Schedule 5.9 would have, if adversely determined against Burress, a Material Adverse Effect.
     Section 5.10. Undisclosed Liabilities. Other than those specifically reflected in the balance sheet included in the February Financial Statements, specifically identified and described in the notes thereto, or disclosed on Disclosure Schedule 5.10, to the Knowledge of Burress Shareholders, there are no Liabilities of Burress, absolute, accrued, contingent or otherwise, or whether due or to become due, other than Liabilities incurred in the Ordinary Course of Business since the date of the February Balance Sheet (none of which Ordinary Course of Business Liabilities are material Liabilities for breach of contract, breach of warranty, tort, infringement or violation of Law).
     Section 5.11. Taxes.
          (a) Except as set forth on Disclosure Schedule 5.11(a):
          (i) Burress has timely filed all Tax Returns which it is required to have filed under applicable Laws taking into account any extension of the time to file disclosed on Disclosure Schedule 5.11, and all such Tax Returns are true, complete and correct in all material respects, have been prepared in compliance with all applicable Laws, and accurately reflect the taxable income (or other measure of Tax) of Burress;
          (ii) Burress has timely paid all Taxes due and owing by it (whether or not shown on any Tax Return) and has withheld and paid over to the appropriate Governmental Authority all Taxes which it is required to withhold from amounts paid or owing to any employee, shareholder, member, creditor or other third party;
          (iii) Burress has not waived any statute of limitations with respect to any Taxes or agreed to any extension of time for filing any Tax Return which has not been filed, and Burress has not consented to extend to a date later than the date hereof the period in which any Tax may be assessed or collected by any Governmental Authority;
          (iv) the accrual for Taxes on the December Balance Sheet is adequate to pay all Tax Liabilities of Burress for the 2006 Tax year, and the accrual for Taxes on the February Balance Sheet is adequate to pay all Tax Liabilities of Burress which Burress would have if its current Tax year were treated as ending on the date of the February Balance Sheet, excluding any amount recorded which is attributable solely to timing differences between book and Tax income;
          (v) no foreign, federal, state or local Tax audits or Proceedings are pending or being conducted or, to the Knowledge of Burress Shareholders, are threatened with respect to Burress, and no notification of an intent to examine Burress has been received by Burress or Burress Shareholders from any Governmental Authority;
          (vi) no claim has been made by any Governmental Authority in a jurisdiction where Burress does not file Tax Returns that Burress is or may be subject to Taxes assessed by such jurisdiction and no prior claims are outstanding;
          (vii) Burress has not been a member of an Affiliated Group or filed or been included in a combined, consolidated or unitary income Tax Return.
          (viii) Burress has not participated in any transaction that is a “reportable transaction,” as that term is defined in Section 1.6011-4 of the Treasury Regulations; and Burress has not acted as a “material advisor” (as that term is defined in Section 301.6112-1(c)(2) of the Treasury Regulations) with respect to any “reportable transaction”;
          (ix) Burress is not a party to, or bound by, any Tax allocation or Tax sharing agreement;
          (x) there are no Liens for Taxes upon Burress or its assets, except Liens for current Taxes not yet due;
          (xi) Burress has not granted a power of attorney with respect to any Tax matter that has continuing effect;
          (xii) Burress does not own any interest in an entity characterized as a partnership for federal income Tax purposes;
          (xiii) Burress shall not be required to (A) as a result of a change in method of accounting for a Tax period ending on or prior to the Closing Date, include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date, (B) as a result of any “closing agreement”, as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax Law), include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date, (C) as a result of any sale reported on the installment method where such sale occurred on or prior to the Closing Date, include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date, or (D) as a result of any prepaid amount received on or prior to the Closing Date (other than amounts prepaid in the ordinary course of business consistent with past custom and practice), include any material item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date; and
          (xiv) Burress has made no distributions from December 31, 2006 through the date hereof.
     (b) Burress:
          (i) has not been a United States real property holding corporation within the meaning of Section 897(e)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code;
          (ii) has not made an election under Section 341(f) of the Code;
          (iii) is not liable for the Taxes of another Person (A) under Treasury Regulation Section 1.1502-6 (or comparable provisions of state, local or foreign Law), (B) as a transferee or successor, or (C) by contract or indemnity or otherwise; and
          (iv) except as described on Disclosure Schedule 5.11(b)(iv), has not in the past 10 years acquired assets from another entity in a transaction in which the Tax basis of Burress for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.
          (c) Burress has been a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code at all times since its incorporation and Burress will be an S corporation up to and including the Closing Date. Burress has been a valid “S” corporation for state Tax purposes in the states listed on Disclosure Schedule 5.11(c) for the periods set forth in such Disclosure Schedule.
          (d) Disclosure Schedule 5.11(d) sets forth all jurisdictions in which Burress has filed Tax Returns, in each case identifying the most recent period with respect to which Burress has been audited or with respect to which the applicable statute of limitations has otherwise closed. Burress is not, and has not been, required to file Tax Returns in any other jurisdiction.
          (e) Disclosure Schedule 5.11(e) sets forth all present and former employees of Burress that hold or held Burress Equity Equivalents, the dates on which the shares were acquired and (if applicable) disposed of, and the dates on which elections (if any) were made under Section 83(b) of the Code with respect to such shares.
     Section 5.12. Environmental Matters.
          (a) Except as set forth on Disclosure Schedule 5.12, Burress has complied (where such non-compliance might result in the imposition upon Burress of any Liability) and is in compliance, in all material respects, with all Environmental and Safety Requirements. Burress and Burress Shareholders have furnished to H&E true and complete copies of all reports of investigations (including Phase I investigations) with respect to its real property (whether owned or leased) in the possession of, or prepared for, Burress, Burress Shareholders or their Affiliates or advisors, except for any earlier reports of investigations to the extent that such reports of investigations are superseded by any reports of investigations so delivered.
          (b) Without limiting the generality of the foregoing, except as set forth on Disclosure Schedule 5.12, Burress has obtained and has complied (where such failure to obtain and such non-compliance might result in the imposition upon Burress of any Liability) and is in compliance with, in all material respects, all Consents, Permits and Orders that may be required pursuant to Environmental and Safety Requirements for the occupation of its facilities and the operation of its businesses and such Consents, Permits and Orders may be relied upon for continued lawful operation of the businesses of Burress on and after the Closing Date, without transfer, reissuance, or other governmental approval or action.
          (c) Except as set forth on Disclosure Schedule 5.12, Burress has not received any material Environmental Claim against Burress or with respect to the Property; and to the Knowledge of Burress Shareholders, no Environmental Claim is threatened against Burress or with respect to real property (whether owned or leased) and no facts or circumstances exist which could reasonably be expected to result in or serve as a basis for any Environmental Claim against Burress or with respect to real property (whether owned or leased).
          (d) Burress has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to material Liabilities pursuant to Environmental and Safety Requirements (including CERCLA and RCRA), including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations.
          (e) None of the following exists at any of the Real Property which, under current applicable Environmental and Safety Requirements, would be required to be removed or with respect to which remediation or abatement would be required to be taken: (i) underground storage tanks; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills, surface impoundments or disposal areas.
          (f) Neither this Agreement nor the consummation of the Transaction will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any so-called “transaction-triggered” or “responsible transfer” Environmental and Safety Requirement.
          (g) Except for Liability inherent as a matter of law in the ownership or operation of real property, Burress has not, either expressly or by operation of law, assumed or undertaken any material Liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental and Safety Requirements.

     Section 5.13. Employee Matters.
          (a) Disclosure Schedule 5.13 contains a true and complete list of (i) the employees currently employed by Burress having an annual base salary in each of calendar year 2006 and 2007 of $75,000 or more, indicating the title of and a description of any agreements with such employees and any severance or similar arrangements with such employees, and (ii) the rate of all current compensation payable by Burress to each such employee, including, without limitation, any bonus, contingent or deferred compensation.
          (b) Except as set forth on Disclosure Schedule 5.13, (i) Burress has not entered into any collective bargaining agreements with respect to its employees, (ii) there are no written personnel policies applicable to the employees generally, other than employee manuals, true and complete copies of which have previously been provided to H&E, (iii) there is no labor strike, labor dispute, work slowdown or work stoppage or lockout pending or, to the Knowledge of Burress Shareholders, threatened against or affecting Burress and during the past three years there has been no such action, (iv) to the Knowledge of Burress Shareholders, no union organization campaign is in progress with respect to any of the employees, (v) there is no unfair labor practice, charge or complaint pending or, to the Knowledge of Burress Shareholders, threatened against Burress, (vi) other than by operation of law, Burress has not entered into any express agreement or arrangement restricting its ability to terminate the employment of any or all of its employees at any time, for any lawful or no reason, without penalty or Liability, (vii) there are no discrimination charges or administrative claims pending or, to the Knowledge of Burress Shareholders, threatened, against Burress by or before any state, local or federal agencies, (viii) there are no current Occupational Safety and Health Administration investigations or citations pending or, the Knowledge of Burress Shareholders, threatened against Burress, (ix) there are no pending grievances or demands for arbitration against Burress, and (x) Burress is in compliance with all Laws concerning the employees of Burress except where the failure to be in compliance would not result in a Material Adverse Effect. Burress has not engaged in any plant closing or employee layoff activities within the last three years that would violate or in any way implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.
     Section 5.14. Employee Benefit Plans.
          (a) Disclosure Schedule 5.14(a) lists all Employee Benefit Plans maintained or contributed to, during the last six years, for the current or future benefit of any current or former employee of Burress or any ERISA Affiliate or with respect to which Burress or any ERISA Affiliate has any material Liability or potential material Liability, a true and complete copy of each of which has been furnished to H&E. No Employee Benefit Plan is or was subject to any collective bargaining agreement. No Employee Benefit Plan is a Multiemployer Plan or a plan which is subject to Title IV of ERISA, and no Employee Benefit Plan provides health or other welfare benefits to former employees other than in compliance with Section 4980B of the Code or similar State Law (“COBRA”).

          (b) Except as set forth on Disclosure Schedule 5.14, each Employee Benefit Plan (and each related trust or insurance contract) is maintained and administered in compliance in all material respects with its terms and the applicable requirements of ERISA, the Code and any other Laws (including compliance with all reporting and disclosure obligations) except for noncompliance which would not have a Material Adverse Effect. Each Employee Benefit Plan which is intended to be qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code has received a favorable determination letter that it is so qualified and exempt from taxation and, to the Knowledge of Burress Shareholders, there are no facts or circumstances which could be reasonably expected to adversely affect any of such favorable determination letters.
          (c) Neither Burress nor any ERISA Affiliate has any Liability or potential Liability under Title IV of ERISA.
          (d) Burress and each ERISA Affiliate has complied with the notice of continuation coverage requirements of COBRA with respect to each Employee Benefit Plan that is or was a group health plan within the meaning of Section 5000(b)(i) of the Code.
          (e) Except as may be disclosed in Disclosure Schedule 5.14(e), all contributions to, and payments from, the Employee Benefit Plans which may have been required to be made in accordance with the Employee Benefit Plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made. Except as may be disclosed in Disclosure Schedule 5.14(e), all contributions with respect to the period ending on the Closing Date will have been paid by that date or accrued and reflected in the Interim Financial Statements, even though not due until a later date. All payments under the Employee Benefit Plans, except those to be made from a trust qualified under Section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the December Balance Sheet or are disclosed on Disclosure Schedule 5.14(e). No asset of Burress, and no asset of any ERISA Affiliate is subject to any Lien under Code Sections 401(a)(29) or 412(n) or ERISA Sections 302(f) or 4068 or arising out of any action filed under ERISA Section 4301(b).
          (f) Neither Burress, any ERISA Affiliate nor, to the Knowledge of Burress Shareholders, any other Person, has engaged in any transaction with respect to any Employee Benefit Plan which could be reasonably expected to subject Burress to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law. No actions, suits, investigations or claims with respect to the Employee Benefit Plans (other than routine claims for benefits) are pending or, to the Knowledge of Burress Shareholders, threatened; and to the Knowledge of Burress Shareholders, there are no facts which could be reasonably expected to give rise to any such actions, suits or claims.
          (g) Neither the Employee Benefit Plans, Burress, any ERISA Affiliate, nor any employee of the foregoing, nor, to the Knowledge of Burress Shareholders, any trusts created thereunder, nor any trustee, administrator or other fiduciary thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any thereof to the Tax on prohibited transactions imposed by such

Section 4975 or the sanctions imposed under Title I of ERISA. Except as indicated on Disclosure Schedule 5.14(g), neither the Employee Benefit Plans nor any trust created thereunder have been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to either thereof.
          (h) Neither Burress nor any ERISA Affiliate has incurred any actual or potential Liability with respect to any Employee Benefit Plan which is maintained or sponsored by a member of the controlled group of companies (within the meaning of Section 414 of the Code) that includes Burress. Burress has not incurred nor is it reasonably likely to incur any Liability with respect to any plan or arrangement that would be included within the definition of “Employee Benefit Plan” but for the fact that such plan or arrangement was terminated before the date of this Agreement.
          (i) With respect to each Employee Benefit Plan, Burress has provided to H&E true, complete and correct copies, to the extent applicable, of (i) all documents pursuant to which such Employee Benefit Plans are maintained, funded and administered, (ii) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service, (iv) the most recent financial statement, and (v) all governmental rulings, determinations and opinions (and any pending requests).
          (j) No payment which is or may be made by, from or with respect to any Employee Benefit Plan, to any employee, former employee, director or agent of Burress or any ERISA Affiliate, either alone or in conjunction with any other payment which Burress has made, or is obligated to make prior to Closing, will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code (or any corresponding provision of state, local or foreign Tax Law) in connection with the Transaction.
          (k) To the extent that any Employee Benefit Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Employee Benefit Plan has been operated in good faith compliance with Section 409A of the Code.
     Section 5.15. Proprietary Rights. Burress owns and possesses all right, title and interest in, free and clear of all Liens or has a valid, enforceable and effective written license to use, all material Proprietary Rights. Disclosure Schedule 5.15 contains a complete and accurate list of (i) all patented and registered Proprietary Rights; (ii) all pending patent applications and applications for the registration of other Proprietary Rights; (iii) all material unregistered trademarks and copyrights included among the Proprietary Rights; (iv) all trade and corporate names owned or used by Burress; (v) material computer software (other than mass-marketed software having a license fee of less than $10,000) owned or used by Burress, and (vi) all licenses or other agreements to or from third parties regarding any of the Proprietary Rights. There is not pending or, to the Knowledge of Burress Shareholders, threatened against Burress any material claim by any third party contesting the validity, enforceability or the use or ownership by or of Burress of any Proprietary Right, and, to the Knowledge of Burress Shareholders, no basis exists for the assertion of any such claim. To the Knowledge of Burress Shareholders, the business and operations of Burress as currently conducted do not infringe, dilute, misappropriate or otherwise violate the patents, trademarks, copyrights, trade secrets or other intellectual property rights of any third party under the Laws of any jurisdiction in a manner which would have a Material Adverse Effect; and Burress has not received any notice of, nor is aware of any material infringement or misappropriation by, or conflict with, any third party with respect to any of the Proprietary Rights. All Proprietary Rights currently owned or used by Burress prior to the Closing Date will be owned or available for use by Burress on identical terms and conditions immediately after the Closing Date and will not be affected, impaired or modified by the Transaction. None of the Proprietary Rights currently owned or used by Burress prior to the Closing Date are owned by Burress Shareholders or directors, officers or employees of Burress or their respective Affiliates or Related Persons, and neither Burress Shareholders, directors, officers or employees of Burress or their respective Affiliates or Related Persons have any interest in any of such Proprietary Rights.
     Section 5.16. Contracts. Disclosure Schedule 5.16 describes all of the following Contracts: (i) all agreements involving payment or receipt by Burress of more than $50,000 in the aggregate in any calendar year; and all Contracts for the purchase by Burress of machinery, equipment or other personal property involving more than $50,000; (ii) all capitalized leases under which Burress is either lessor or lessee; (iii) all agreements containing commitments of suretyship, guarantee or indemnification by Burress having a contract value of more than $50,000; (iv) all non-competition agreements or nondisclosure covenants relating to Burress, any Burress Shareholder or any director, officer or employee of Burress, including any of the foregoing which purports to restrict any of the foregoing in the conduct of the business and operations of Burress, any investment in Burress or any services rendered by any of the foregoing to Burress; (v) all mortgages, indentures, notes, bonds or other agreements relating to indebtedness incurred or provided by Burress; (vi) all agreements involving a Governmental Authority and Burress or its business, operations, properties, assets or employees; (vii) all partnership agreements and joint venture agreements relating to Burress; and (viii) any commitment to do any of the foregoing described in clauses (i) through (vii) above. Except as set forth on Disclosure Schedule 5.16, none of the other parties to any Contracts have given notice to Burress that it intends to terminate or materially alter the provisions of such Contracts either as a result of the Transaction or otherwise, and Burress has not received notice from any other party to any Contract that it intends to terminate or materially alter the provisions of any such Contract. Burress is not in material default, and has not given notice of any default or claimed, purported or alleged default, and, to the Knowledge of Burress Shareholders, there are no facts that, with notice or lapse of time, or both, would constitute a material default (or give rise to a termination right) on the part of any party in the performance of any obligation to be performed under any of the Contracts. True and complete copies of all written Contracts involving payment or receipt of more than $50,000, including any amendments thereto, have been delivered to H&E and such Contracts constitute the legal, valid and binding obligation of Burress, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or the application of general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law). Except as specifically set forth on Disclosure Schedule 5.16, Burress is not a party to any contract, agreement or understanding which contains a “change in control”, “potential change in control” or similar provision, which would be triggered by the Transaction.

     Section 5.17. Books and Records. The stock and membership interest records of Burress fairly and accurately reflect the record ownership of all of the outstanding Burress Equity Equivalents. The other books and records of Burress, including financial records, minute books and books of account, are complete and accurate in all material respects and have been maintained in accordance with sound business practices.
     Section 5.18. Insurance. Disclosure Schedule 5.18 contains an accurate, in all material respects, summary of all policies of fire, liability, workmen’s compensation, property, casualty and other forms of insurance owned or held by Burress, including all director and officer insurance policies maintained by Burress and covering the past three years. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Effective Time will have been paid, and no notice of cancellation or termination has been received with respect to any such policy. All known claims, if any, made against Burress that are covered by insurance have been disclosed to and accepted by the appropriate insurance companies and are being defended by such appropriate insurance companies and are described on Disclosure Schedule 5.18 and, except as disclosed on Disclosure Schedule 5.18, no claims have been denied coverage during the last two years. To the Knowledge of Burress Shareholders, no basis exists for any claim (including any potential claim) for indemnification of any Burress Shareholder or any director, officer, employee, agent or consultant of Burress.
     Section 5.19. Real Property; Other Tangible Assets.
          (a) Disclosure Schedule 5.19(a) sets forth a complete and correct list and description of all real property owned by Burress (“Owned Real Property”) and all leases, master leases and subleases or other agreements for occupancy, including all amendments, extensions and other modifications (the “Real Property Leases”), for or relating to real property or premises utilized, leased or sublet by Burress (the “Leased Real Property”) to which Burress is, or will be on the Closing Date, the “tenant”, “subtenant”, “sublessor”, or other lessor or lessee party. The Owned Real Property and the Leased Real Property is herein together referred to as the “Real Property”. Complete and correct copies of all deeds, mortgages (including leasehold mortgages), deeds of trust (including leasehold deeds of trust), leases, subleases, guaranties of leases, guaranties of subleases and other material documents concerning the ownership or use by Burress of the Real Property and the interests of Burress therein have been delivered or made available to H&E.
          (b) Burress has, or will have as of immediately following the Closing, good and marketable title to all Owned Real Property and owned tangible personal property (“Owned Tangible Personal Property”), and a good and valid leasehold interest in all leased tangible personal property (including machinery and equipment) (“Leased Tangible Personal Property”) and all Leased Real Property, in each case free and clear of all Liens, except for (i) statutory liens for current Taxes or assessments not yet delinquent, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business and not yet due or delinquent, (iii) Liens on inventory incurred in the Ordinary Course of Business as a part of inventory financing set forth on Disclosure Schedule 5.19(b), (iv) rights of lessors under Tangible Personal Property Leases set forth on Disclosure Schedule 5.19(b), (v) rights of lessors of Leased Tangible Personal Property set forth on Disclosure Schedule 5.19(b), and (vi)

encumbrances set forth on Disclosure Schedule 5.19(b) and encumbrances of record on the underlying fee interest in the Real Property; none of which Liens (including as to such Liens set forth on Disclosure Schedule 5.19(b) or such underlying lessee interests) materially interfere with the operation of the business of Burress as it is presently conducted or might result in a Material Adverse Effect (“Permitted Liens”).
          (c) Except as set forth in Disclosure Schedule 5.19(c), each Real Property Lease and each lease of Leased Tangible Personal Property (a “Tangible Personal Property Lease”) is in full force and effect and is, to the Knowledge of Burress Shareholders, enforceable against the Landlord which is a party thereto in accordance with its terms. Except as set forth in Disclosure Schedule 5.19(c), Burress has not received any notice of material default or event of default and, to the Knowledge of Burress Shareholders, there exists no condition which, with the giving of notice, the passage of time or both could be reasonably expected to result in a material default or event of default under any Real Property Lease or Tangible Personal Property Lease. Other than Burress and other than as set forth on Disclosure Schedule 5.19(c), there are no parties in possession or parties having any rights to occupy or use any of the Leased Real Property or the Leased Tangible Personal Property.
          (d) (i) The Real Property described in Disclosure Schedule 5.19(a) constitute all of the real property owned, leased, occupied, sublet or otherwise utilized by Burress. To the Knowledge of Burress Shareholders, other than Burress and other than as set forth on Disclosure Schedule 5.19(d), there are no parties in possession or parties having any current or future right to occupy any of the Leased Real Property.
               (ii) Except as set forth on Disclosure Schedule 5.19(d), to the Knowledge of Burress Shareholders, the Real Property is in good condition and repair (subject to ordinary wear and tear the cost of which to remedy, so as to bring the Real Property into good condition and repair, is not in excess of $50,000 in the aggregate per facility of Burress or is otherwise included in the Budget) and is sufficient and appropriate for the conduct of the business of Burress in the manner conducted currently and since January 1, 2006.
               (iii) The Real Property conforms in all material respects to all zoning Laws applicable to such Real Property and, to the Knowledge of Burress Shareholders, the Real Property conforms in all material respects to all building and other Laws applicable to such Real Property. All material Consents and Permits necessary to the current occupancy and use of the Real Property have been obtained, are in full force and effect and have not been violated in any material respect. To the Knowledge of Burress Shareholders, there exists no violation by Burress of any Contract, Lien or Order materially and adversely affecting any portion of the Real Property. There is no pending or, to the Knowledge of Burress Shareholders, threatened condemnation Proceeding materially and adversely affecting any portion of the Real Property. Except as described on Disclosure Schedule 5.19(d), the execution and delivery of this Agreement and the consummation of the Transaction will not (i) result in any increase in rent required under the current terms of the Real Property Leases or (ii) constitute an assignment, sublease or change of control or similar event under the Real Property Leases.

          (e) Burress does not have, and will not have, any Liability or obligation under the Real Property Leases for all periods (or partial periods) ending on or before the Closing Date for the payment or reimbursement to Landlords and other Persons for common area maintenance (the “Maximum CAM Liability”). No disputes with any Landlord or Real Property Lease Defaults are pending or, to the Knowledge of Burress Shareholders, threatened with respect to any charges under the Leases for common area maintenance which will result in common area maintenance for all periods (or partial periods) ending on or before the Closing Date in an aggregate amount in excess of the Maximum CAM Liability.
     Section 5.20. Transactions With Affiliates. Except as set forth on Disclosure Schedule 5.20, there exist no Affiliate Agreements or Affiliate Obligations. Disclosure Schedule 5.20 identifies separately those Affiliate Agreements which will be deemed to be Continuing Affiliate Agreements.
     Section 5.21. Bonus-Severance-Termination Liabilities. All Bonus-Severance-Termination Liabilities are set forth on Disclosure Schedule 5.21, except (i) bonuses to employees to which H&E shall have consented pursuant to clause (xvi) of Section 5.7 and clause (xvi) of Section 8.3(a), and (ii) bonuses paid or payable to salesmen in the Ordinary Course of Business pursuant to their existing retention arrangements.
     Section 5.22. Sufficiency of Assets. The assets (whether tangible or intangible) currently owned by Burress, or leased or licensed by Burress pursuant to any lease or license agreement entered into in the Ordinary Course of Business or otherwise disclosed to H&E, constitute all of the assets necessary to conduct the businesses of Burress as conducted since January 1, 2006 and as currently conducted. Burress holds all such assets free and clear of all Liens except for Permitted Liens or as otherwise set forth on Disclosure Schedule 5.22.
     Section 5.23. Brokers. Except as set forth on Disclosure Schedule 5.23, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Burress in connection with this Agreement or the Transaction.
     Section 5.24. Accuracy of Disclosure Schedules. No Disclosure Schedule nor any other schedule which modifies any of the representations and warranties contained in this Article V contains or, as of the Closing Date, will contain any untrue statement of a material fact or omits or, as of the Closing Date, will omit to state a material fact necessary to make the statements contained herein or therein not misleading.
     Section 5.25. Burress Management. The management of Burress consists of the individuals identified, including as to their titles and general areas of responsibility, on Disclosure Schedule 5.25(a) (“Burress Management”). No other individual exercises management, supervisory, reporting or compliance responsibilities for the business and operations of Burress and its segments and departments and which relate to matters which are the subject of the representations and warranties contained in this Article V. The individuals identified on Disclosure Schedule 5.25(b) (“Senior Burress Management”) exercise senior level management, supervisory, reporting or compliance responsibilities for the business and operations of Burress and its segments and departments and which relate to matters which are the subject of the representations and warranties contained in this Article V.
Article VI
Representations and Warranties of Burress Shareholders Individually
     Each of Burress Shareholders hereby represents and warrants to H&E, on a several basis and solely as to such Burress Shareholder, and acknowledges that H&E is relying upon such representations and warranties in connection with the execution of this Agreement and the consummation of the Transaction, notwithstanding any investigation made or conducted by H&E or on its behalf, as follows:
     Section 6.1. Authorization. Such Burress Shareholder has the power and authority to execute and deliver this Agreement and each other agreement or instrument to be executed in connection herewith and to perform his obligations hereunder and thereunder. This Agreement and the other Transaction Documents have been duly authorized, executed and delivered by such Burress Shareholder and constitutes a valid and binding agreement of such Burress Shareholder, enforceable against such Burress Shareholder in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or the application of general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law).
     Section 6.2. Non-Contravention. The execution, delivery and performance by such Burress Shareholder of this Agreement and the other Transaction Documents to which such Burress Shareholder is a party will not (i) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice or both) of or constitute a default (with or without the lapse of time, the giving of notice or both) under (A) except as set forth on Disclosure Schedule 6.2 (subject to obtaining the Required Consents), any Contract, Consent or Permit, or (B) any Order, Law or Permit, in each case to which such Burress Shareholder is a party or by which such Burress Shareholder is bound or to which any of the assets or properties of such Burress Shareholder are subject, or (ii) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable any obligation of such Burress Shareholder prior to its stated maturity except in all cases, for such violations, conflicts, defaults, breaches, terminations, modifications, cancellations or accelerations which would not result in a Material Adverse Effect or such Burress Shareholder’s ability to consummate the Transaction.
     Section 6.3. No Consents, Etc. Except for the filing and recordation of the Articles of Merger as required by the Virginia Act and the filing notifications under the HSR Act, no Consent or Permit is necessary for the execution, delivery or performance of this Agreement or the Transaction Documents or the consummation of the Transaction by such Burress Shareholder.
     Section 6.4. Brokers. Except as set forth on Disclosure Schedule 5.23, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from such Burress Shareholder in connection with this Agreement or the Transaction.

     Section 6.5. Orders and Proceedings. There are no Orders or Proceedings pending or, to the Knowledge of Burress Shareholders, threatened against or affecting such Burress Shareholder, including any of the foregoing which seeks to restrain or prohibit, to obtain material damages or to obtain other relief in connection with, the Transaction or which might impose or result in the imposition of any Lien on the Burress Equity Equivalents or any consideration received by the holders thereof pursuant to this Agreement.
     Section 6.6. Title to Shares. Immediately prior to the Effective Time, the Burress Equity Equivalents set forth on Disclosure Schedule 5.5 will be owned of record and beneficially by the Burress Shareholder free and clear of all Liens and restrictions on transfer other than under applicable securities Laws, except for Liens described on Disclosure Schedule 6.6 which will be satisfied in full by Burress Shareholders on the Closing Date.
Article VII
Representations and Warranties of H&E and HE-JWB
     H&E and HE-JWB jointly and severally represent and warrant to Burress Shareholders and acknowledge that Burress Shareholders are relying upon such representations and warranties in connection with the execution of this Agreement and the consummation of the Transaction, notwithstanding any investigation made or conducted by any Burress Shareholder or on his, her or its behalf, as follows:
     Section 7.1. Organization. H&E is a corporation validly existing and in good standing under the Laws of the State of Delaware, and HE-JWB is a corporation validly existing and in good standing under the Laws of the Commonwealth of Virginia. Each of H&E and HE-JWB has the corporate power and authority to own or lease its property and assets and to carry on its business as presently conducted.
     Section 7.2. Authorization. Each of H&E and HE-JWB has the corporate power and authority to execute and deliver this Agreement and each other Transaction Document and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action. This Agreement and each other Transaction Document has been duly authorized, executed and delivered by each of H&E and HE-JWB and constitutes a valid and binding agreement of each of H&E and HE-JWB, enforceable against each of H&E and HE-JWB in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or the application of general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law).
     Section 7.3. Non-Contravention. The execution, delivery and performance by each of H&E and HE-JWB of this Agreement and the other Transaction Documents to which H&E and HE-JWB are parties will not (i) contravene any provision contained in its Constituent Documents, (ii) conflict with, violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default (with or without the lapse of time, the giving of notice or both) under (A) any Contract, Consent or Permit, or (B) any Order, Law or Permit, in each case to which it is a party or by which it is bound or to which any of its material assets or properties are subject, or (iii) result in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity any obligation of H&E or HE-JWB except, in the cases of clauses (ii) and (iii), for such violations, conflicts, defaults, terminations or accelerations which would not result in a Material Adverse Effect on H&E or HE-JWB or its ability to consummate the Transaction.
     Section 7.4. No Consents; Etc. Except for filing and recordation of the Articles of Merger as required by the Virginia Act and filing of notifications under the HSR Act, no Consent, Permit or Order is necessary for the execution, delivery or performance of this Agreement or the Transaction Documents or the consummation of the Transaction by H&E or HE-JWB.
     Section 7.5. Brokers. No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from H&E or HE-JWB in connection with this Agreement or the Transaction.
     Section 7.6. Structure of HE-JWB for Tax Purposes. HE-JWB is a newly formed transitory corporation formed specifically to facilitate the Merger. HE-JWB’s only asset will be cash obtained through the purchase of certain securities by H&E in anticipation of the Merger. The sole purpose of the formation of HE-JWB is to facilitate a formalistic merger transaction with Burress. The Parties to the Merger will treat the transaction as a taxable stock purchase.
     Section 7.7. Orders and Proceedings. There are no Orders or Proceedings by or before any Governmental Authority pending or, to the Knowledge of H&E, threatened against H&E or HE-JWB seeking to enjoin the Transaction.
Article VIII
Certain Covenants and Agreements
     Section 8.1. Vote; Release.
          (a) Burress Shareholders, as the record and beneficial owners of 100% of the Burress Equity Equivalents of all classes and series, and by execution of this Agreement, hereby consent to and vote in favor of the Transaction. All of Burress Shareholders and Burress hereby waive all rights of first refusal, rights of first offer, all purchase and repurchase rights and other Liens, if any, which they may have on, with respect to or arising out of the Burress Equity Equivalents and the Transaction, including under the Stock Buy-Sell Agreement dated June 18, 2003, by and between Burress and Burress Shareholders, as amended and in effect on the date hereof and on the Closing Date.
          (b) As of the Effective Time, each Burress Shareholder, on its own behalf and on behalf of the Affiliates and Related Persons of such Burress Shareholder, including without limitation derivatively, to the fullest extent legally possible, hereby completely and forever release, waive and discharge, and shall be forever precluded from asserting (all of the following being herein together referred to as the “Burress Shareholders Released Claims”), any and all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and

Liabilities, of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that such Burress Shareholder and its Affiliates and Related Persons, including without limitation derivatively, has, had or may have against Burress and the respective present or former directors, officers, employees, management, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents of Burress acting in such capacity, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Closing Date. “Burress Shareholders Released Claims” shall include without limitation (i) any claims which any of Burress Shareholders may have in their capacity as directors, officers or employees of Burress, including claims for indemnification under the provisions of the Constituent Documents of Burress; however, any such claims which are covered by the Permitted D&O Insurance (if obtained) shall be preserved solely to allow Burress Shareholders to assert claims under the Permitted D&O Insurance, but only to the extent of such coverage, and (ii) any claims described in Section 12.13. However, the provisions of this Section 8.1(b) shall be inapplicable to the right of Burress Shareholders to receive the Merger Consideration per Burress Share or the other benefits of the Transaction Documents to which Burress Shareholders are expressly entitled.
     Section 8.2. Access and Information.
          (a) From the date hereof, H&E shall be entitled to make or cause to be made such reasonable investigation of Burress, and the financial and legal condition thereof, as H&E deems reasonably necessary or advisable, and Burress shall cooperate with any such investigation. In furtherance of the foregoing, but not in limitation thereof, Burress will provide H&E and its financing sources and their respective agents and representatives or cause them to be provided with reasonable access to any and all of its management personnel, representatives, premises, properties, contracts, commitments, books, records and other information of Burress upon reasonable notice during regular business hours and shall furnish such financial and operating data, projections, forecasts, business plans, strategic plans and other data relating to Burress and its business as H&E, its financing sources and their respective agents and representatives shall reasonably request from time to time, including all information necessary to satisfy closing conditions for obtaining financing for the Transaction. No investigation by H&E heretofore or hereafter made shall modify or otherwise affect any representations and warranties of Burress Shareholders, which shall survive any such investigation, or the conditions to the obligations of H&E and HE-JWB to consummate the Transaction.
          (b) All information disclosed in writing, whether before or after the date hereof, pursuant to this Agreement or in connection with the Transaction, or the discussions and negotiations preceding, this Agreement to any other Party (or its representatives) shall be kept confidential by such other Party and its representatives and shall not be used by any Person, other than in connection with the Transaction, except (i) as may be required by applicable Law or otherwise advisable after consultation with counsel, (ii) in connection with any financing transaction by H&E, (iii) to lenders or other providers of the Financing, and (iv) except as necessary to enforce the rights of a Party under this Agreement. The foregoing restriction shall survive any termination of this Agreement; however, the foregoing restriction shall be inapplicable to H&E following the Closing.
     Section 8.3. Conduct of Business by Burress.
          (a) From the date hereof to the Effective Time, Burress shall, and Burress Shareholders (in each case as to Burress Shareholders, to the extent within their several or mutual, direct or indirect control) shall cause Burress to, except as otherwise expressly provided herein or as set forth on Disclosure Schedule 8.3(a), or consented to in writing by H&E:
          (i) conduct its business and operations only in the Ordinary Course of Business;
          (ii) use its commercially reasonable efforts to take all such actions as H&E may reasonably request in connection with satisfying the conditions necessary for H&E to obtain the financing necessary to consummate the Transaction;
          (iii) use its commercially reasonable efforts to keep in full force and effect its corporate existence and all material rights, franchises, Proprietary Rights and goodwill relating or pertaining to its business;
          (iv) use its commercially reasonable efforts to retain its employees and preserve its present relationships with customers, suppliers, contractors, distributors and such employees, and continue to compensate such employees consistent with past practices;
          (v) use its commercially reasonable efforts to obtain all Required Consents;
          (vi) timely pay all Taxes and prepare and file all Tax Returns and other Tax reports, filings and amendments thereto required to be filed by it, on a timely basis and in a manner consistent with past practice; provided, that Burress will not file or amend any income Tax returns without the prior written consent of H&E, which consent shall not be unreasonably withheld or delayed;
          (vii) not enter into any contract, agreement or commitment or take another action which, if entered into or taken prior to the date of this Agreement, would intentionally cause any representation or warranty of Burress Shareholders to be untrue in any material respect or be required to be disclosed on one or more Disclosure Schedules referred to in Articles V and VI;
          (viii) not incur, create or suffer to exist any Lien on (A) the Burress Existing Common Stock or (B) any material assets of Burress (other than Permitted Liens);
          (ix) not (A) incur any Indebtedness, other than Indebtedness which is included in the calculation of the Included Burress Indebtedness, and Additional Burress

Indebtedness disclosed on Disclosure Schedule 5.16, provided that such Included Burress Indebtedness and Additional Burress Indebtedness is incurred in the Ordinary Course of Business, (B) pay any amount on any Affiliate Obligation (except in the Ordinary Course of Business under the terms of the Continuing Affiliate Agreements), or (C) in any way amend or otherwise alter any Affiliate Obligation, except pursuant to Section 4.2(b)(iv);
          (x) comply with all applicable provisions of state and federal securities Laws as may be required to consummate the Transaction;
          (xi) not take any action resulting in any change to its accounting or cash management policies, procedures, or practices (including delaying and/or accelerating accounts payable or accounts receivable);
          (xii) not incur any capital expenditures other than in accordance with the Budget or immaterial capital expenditures in the Ordinary Course of Business which were not foreseen in the Budget;
          (xiii) not (A) declare or pay, any dividends on or make other distributions in respect of any Burress Equity Equivalents, or make any payment of any kind to Burress Shareholders or their Affiliates or Related Persons, other than Permitted Distributions and payments in the Ordinary Course of Business pursuant to Continuing Affiliate Agreements; (ii) split, combine, or reclassify any of the Burress Equity Equivalents or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution therefor; or (iii) repurchase or otherwise acquire any of the Burress Equity Equivalents;
          (xiv) not amend any of the Constituent Documents or any Continuing Affiliate Agreement as heretofore delivered to H&E;
          (xv) not make or revoke any Tax election or settle or compromise any Tax Liability; and
          (xvi) not pay bonuses to employees of Burress except (A) bonuses to employees to which H&E shall have consented in writing, and (ii) bonuses paid or payable to salesmen in the Ordinary Course of Business pursuant to their existing retention arrangements.
          (b) (i) In the event that the Hitachi Consent shall not have been obtained, Burress shall be permitted to take the actions required under the Hitachi Agreements regarding the sale to Hitachi of any New Hitachi Fleet.
               (ii) In the event that the Hitachi Group shall not exercise or shall waive any right to require Burress to sell back to Hitachi any New Hitachi Fleet and shall not have granted the Hitachi Consent, Burress Shareholders shall be permitted to sell from time to time subsequent to the Closing any of such New Hitachi Fleet, provided that (i) none of such New Hitachi Fleet shall be sold in any territory where Burress or H&E sells or rents competing vehicles and equipment, or where Burress or H&E represents a vendor or manufacturer of vehicles and equipment that competes with Hitachi, and sales to Hitachi dealers shall be at a price no less than normal dealer cost, and (ii) the terms of any such sales shall be without recourse to Burress and shall expressly state that Burress shall not have any warranty obligations (including repair and replacement obligations) to the purchasers of the New Hitachi Fleet with respect to the New Hitachi Fleet, it being understood that the New Hitachi Fleet will have the benefit solely of any manufacturer warranty that may exist and be transferable. Alternatively, Burress shall be permitted to sell the New Hitachi Fleet in the Ordinary Course of Business, subject to the provisions of Section 8.3(c). The proceeds of the sale of the New Hitachi Fleet pursuant to this Section 8.3(b)(ii) shall be remitted to or retained by Burress Shareholders Representative or Burress as follows in the case of the sale of each item sold: (A) to Burress Shareholders Representative, an amount equal to the lesser of the net book value of the item or the net proceeds (less the out-of-pocket costs incurred in connection with effecting the sale and delivery of the New Hitachi Fleet as aforesaid) from the sale of the item; and (B) to Burress, any remaining proceeds from the sale of the item.
          (c) No revenues of Burress during the period from and after February 28, 2007 until the Closing Date shall be used, and no proceeds of any Indebtedness incurred by Burress during such period shall be used, to repay any Hitachi Indebtedness and Payables, except that, in connection with the sale of any item of the Hitachi Fleet or the New Hitachi Fleet during such period which secures Hitachi Indebtedness and Payables, the proceeds from such sale in an amount equal to the lesser of the original book value of the item or the Hitachi Indebtedness and Payables which is secured by such item (less the out-of-pocket costs incurred in connection with effecting the sale and delivery of the item of Hitachi Fleet or New Hitachi Fleet as aforesaid) from the sale of the item may be used to repay such Hitachi Indebtedness and Payables which is secured by such item.
     Section 8.4. Closing Documents. Burress Shareholders (in each case as to Burress Shareholders, respectively, to the extent within their several or mutual, direct or indirect control) shall, and shall cause Burress to, and Burress shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to H&E, the documents or instruments described in Sections 4.2(a) and 4.2(c). H&E shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to Burress Shareholders, the documents or instruments described in Sections 4.2(b) and 4.2(c).
     Section 8.5. Commercially Reasonable Efforts; Further Assurances.
          (a) Subject to the terms and conditions herein provided, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transaction, including to cause (to the extent within the control of such Party) any condition to the obligations of the other Parties to consummate the Transaction set forth in Section 4.2 to be satisfied. Each of the Parties shall use their respective commercially reasonable efforts to obtain the Required Consents; however, no Party shall be obligated to make any payments to obtain such authorizations, consents, waivers and approvals or to cause such actions to be taken other than, in connection with obtaining such

Consents and the taking of such actions, (x) the payment of its or their own expenses, (y) the reimbursement of the out-of-pocket expenses of other parties to Contracts under which such Consents and the taking of such actions are necessary, or (z) the payment of document review fees, processing fees and charges, legal fees and other amounts required under the terms of any Contract.
          (b) Each Party shall give prompt written notice to the other Parties of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause any representation or warranty of such Party, as the case may be, contained herein or in the Transaction Documents to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Section 4.2 (provided that such written notice (x) shall specify the representation or warranty so breached and (y) in the case of the representations and warranties of Burress Shareholders, will not be deemed to amend the Disclosure Schedules attached hereto unless so accepted as such by H&E in writing prior to the Effective Time, but any such written acceptance shall be deemed to cure the breach of any such representation or warranty and amend and/or supplement the Disclosure Schedule related to such representation or warranty), and (ii) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under the Transaction Documents. Burress and Burress Shareholders shall give prompt written notice to H&E of any development which could reasonably be expected to have a Material Adverse Effect.
     Section 8.6. Public Announcements. The timing and content of all announcements regarding any aspect of this Agreement or the Transaction to the financial community, government agencies, employees or the general public shall be mutually agreed upon in advance by Burress Shareholders Representative and H&E; provided, that each Party hereto may make any such announcement which it in good faith believes, based on advice of counsel, is necessary or advisable in connection with any requirement of Law, it being understood and agreed that each Party shall promptly provide the other Parties with copies of any such announcement prior to such announcement to the extent reasonably possible.
     Section 8.7. Third Party Proposals. From the date hereof until the earlier of the termination of this Agreement pursuant to the terms and conditions of Article IX or the Effective Time, neither Burress Shareholders nor Burress shall, and Burress Shareholders and Burress shall cause their respective officers, directors, shareholders, members, managers, employees, agents, representatives or Affiliates not to, initiate, solicit, negotiate, accept or discuss, directly or indirectly or encourage inquiries or proposals (each, an “Acquisition Proposal”) with respect to, or furnish any information relating to, or otherwise facilitate or participate in any negotiations or discussions concerning, or enter into any agreement with respect to, any acquisition or purchase of all or a substantial portion of the assets of, or of a substantial equity interest in, Burress or any business combination with Burress (a “Third Party Acquisition”) other than as contemplated by this Agreement, or enter into any agreement, arrangement or understanding requiring it or them to abandon, terminate or fail to consummate the Transaction. Burress and Burress Shareholders shall notify H&E immediately if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, any member of Burress. Burress and Burress Shareholders shall, and shall cause each other member of Burress to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted prior to the date hereof with respect to any Acquisition Proposal. Each of Burress Shareholders and Burress represents that neither it nor any other member of Burress (in each case as to Burress Shareholders to the extent within their several or mutual, direct or indirect control) is party to or bound by any agreement with respect to an Acquisition Proposal other than under this Agreement. Each of Burress Shareholders and Burress shall cause each other member of Burress (in each case as to Burress Shareholders to the extent within their several or mutual, direct or indirect control) to comply with the provisions of this Section 8.7.
     Section 8.8. No Interference; Confidentiality.
          (a) After the Closing, Burress Shareholders shall not in any manner take or cause to be taken any action designed or intended to disparage Burress with customers, contractors, suppliers, referral sources, Governmental Authority, insurance companies, lessors, consultants, advisors or any other business associates who maintained business relationships with Burress on or prior to the Closing and shall not tortuously interfere with any such contractual relations.
          (b) Burress Shareholders shall not at any time from and after the date of this Agreement for any reason, in any fashion, form or manner, either directly or indirectly, (i) divulge, disclose or communicate to any Person, in any manner whatsoever, any confidential information or trade secrets concerning the business of Burress, including the techniques, methods or systems of its operation or management, any information regarding its financial matters, or any other material information concerning the business of Burress, its manner of operation, its plans or other material data, including any Proprietary Rights (together, “Proprietary Information”), or (ii) use the Proprietary Information for any purpose other than for the exclusive benefit of Burress. The provisions of this Section 8.8(b) shall not apply to (i) information that is public knowledge other than as a result of disclosure by Burress Shareholders or their Affiliates or Related Persons in breach of this Section 8.8(b); (ii) information disseminated by Burress to third parties in the ordinary course of business of Burress; (iii) information lawfully received by Burress Shareholders from a third party who is not known by Burress Shareholders be bound by a confidential relationship to Burress, or (iv) information disclosed under a requirement of Law or as directed by applicable legal authority having jurisdiction over Burress Shareholders.
          (c) The Parties specifically acknowledge and agree that the remedy at law for any breach of the foregoing provisions of this Section 8.8 will be inadequate and that the non-breaching Party, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of posting a bond or proving actual damages resulting from any breach of the provisions of
Section 8.8(a).
          (d) In the event that the provisions of this Section 8.8 should ever be deemed to exceed the limitations provided by applicable Law, the Parties agree that such provisions shall be reformed to the maximum extent permitted under applicable Law.

     Section 8.9. HSR Filing. Each Party shall file or cause to be filed with the Federal Trade Commission and the Antitrust Division of the Department of Justice any notification required to be filed by their respective “ultimate parent entities” under the HSR Act with respect to the Transaction. The Parties shall use commercially reasonable efforts to make such filings promptly after the date hereof and to respond on a timely basis to any requests for additional information made by either of such agencies. Each Party shall furnish the others with such necessary information and reasonable assistance as such other Parties and their respective representatives may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authority. Burress shall reimburse H&E for all filing fees paid by them to the Federal Trade Commission and the Antitrust Division of the Department of Justice in connection with any notification filed by them under the HSR Act with respect to the Transaction in the event that this Agreement shall be terminated pursuant to the following provisions of Section 9.1:
     (i) clause (iii) of Section 9.1; or
     (ii) clause (v) of Section 9.1, if the Closing shall not have occurred because Burress Shareholders shall be in breach of Section 8.5.
     Section 8.10. Section 338(h)(10) Elections. If the Elections are requested to be made by H&E, in its sole discretion:
          (a) Burress Shareholders shall make elections provided for by Section 338(g) and Section 338(h)(10) of the Code (and any corresponding elections under any Tax Law) (the “Elections”) with respect to Burress and shall provide to one another with such information as is reasonably necessary to permit the Elections to be made. Original, executed forms for such Elections shall be delivered by Burress Shareholders to H&E on the Closing Date. Burress Shareholders and H&E shall, as promptly as practicable following the Closing Date, take all actions reasonably necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) to effect and preserve timely Elections, and Burress Shareholders and H&E shall not take any position inconsistent with such Elections.
          (b) In connection with the Elections, no later than 90 days after the Closing Date, Burress Shareholders and H&E shall act together in good faith to (i) determine and agree upon the amount of the “adjusted grossed-up basis” and “aggregate deemed sales price” of the assets of Burress (within the meaning of Treas. Reg. § 1.338(h)(10)-1(d)(2),(3)), which “adjusted grossed-up basis” and “aggregate deemed sales price” shall be determined in a manner consistent with the Closing Estimate of the Purchase Price. Not later that 120 days following the Closing Date, H&E shall provided to Burress Shareholders Representative allocations (the “Tax Election Allocations”) of the “adjusted grossed-up basis” and “aggregate deemed sales price” of Burress’ assets among the assets of Burress in accordance with Section 338(a) and Section 338(b)(5) of the Code and the Treasury regulations promulgated thereunder. The Accountants shall prepare the Tax Return of Burress for the Pre-Closing Partial Period and the consolidated Tax Return of H&E for the Post-Closing Partial Period on such basis (the “First Post-Closing Tax Return”). Burress will calculate gain or loss, if any, resulting from the Elections in a manner consistent with the Tax Election Allocations applicable under this Section 8.10(b) and will not take any position inconsistent with the Tax Election Allocations in any Tax Return or otherwise; provided, however, that Burress will be entitled to take into account its respective expenses when calculating such gain or loss. H&E will allocate the “adjusted grossed-up basis” of Burress’ assets among the assets of Burress in a manner consistent with the Tax Election Allocations and will not take any position inconsistent with the Tax Election Allocations in any Tax Return or otherwise; provided, however, that H&E will be entitled to add its expenses to such “adjusted grossed-up basis” for purposes of Tax Election Allocations among the assets of Burress made pursuant to this Section 8.10(b). H&E, Burress and Burress Shareholders shall file all Tax Returns (including Forms 8883 and any comparable state and local forms) consistently with such Tax Election Allocations.
          (c) (i) If, as a result of the Elections, Burress Shareholders are required to pay more cash income Taxes than they would have been required to pay if the Elections were not made (the “Tax Shortfall Amount”), then Burress Shareholders shall provide a detailed calculation of the Tax Shortfall Amount, together with a detailed calculation of the Taxes included in the Tax Shortfall Amount that are payable with respect to the year including the Closing Date (the “Initial Tax Shortfall Amount”), and a computation of the “Tentative Gross-Up Amount,” which shall equal an amount such that, after Burress Shareholders pay Taxes on the amounts paid to them pursuant to this Section 8.10(c), the net amount received equals the Tax Shortfall Amount. The computations of the Tax Shortfall Amount, the Initial Tax Shortfall Amount and the Tentative Gross-Up Amount shall be based upon the Tax Election Allocations, shall assume that Burress Shareholders are subject to at least the same rate of tax on their net income as they would be if they remained resident at the same address they occupied on the date hereof, and shall take into account all deductions and credits available to Burress Shareholders. The Tax Shortfall Amount, the Initial Tax Shortfall Amount and the Tentative Gross-Up Amount shall be computed using a tax basis balance sheet as of the Closing Date, computed using the same principles used to determine the Tax Basis Balance Sheet (the “Closing Date Tax Basis Balance Sheet”). To the extent the Closing Date Tax Basis Balance Sheet differs from the Tax Basis Balance Sheet other than by reason of adjustments arising from the ordinary course of the Burress business, and such difference would increase the Tentative Gross-Up Amount by more than $500,000, the Tentative Gross-Up Amount shall not include any such excess, and the Initial Tax Shortfall Amount shall be limited to ensure that the Tentative Gross-Up Amount does not include such excess. Burress Shareholders shall provide their draft computation of the Tax Shortfall Amount, the Initial Tax Shortfall Amount and the Tentative Gross-Up Amount to H&E and Burress not later than February 15th of the year following the Closing Date. H&E and Burress shall review and comment on the calculation of such amounts not later than February 28th of the year following the Closing Date, and H&E, Burress and Burress Shareholders shall work diligently to resolve any dispute as to such amounts. In the event that H&E, Burress and Burress Shareholders cannot reach agreement, they shall refer the matter to the Arbitrator Accountants for resolution. Burress shall pay the Initial Tax Shortfall Amount to Burress Shareholders Representative (for the account of Burress Shareholders) not later than April 8th of the year following the Closing Date or five business days after the Arbitrator Accountant resolves any dispute as to such amount.
               (ii) Not later than February 15th of the second year following the Closing Date (such year, the “Final Tax Payment Year”), Burress Shareholders shall compute a revised Tax Shortfall Amount based on the amounts actually paid or required to be paid pursuant to this Agreement and the Escrow Agreement, together with a revised Tentative Gross-Up Amount, and a computation of the Final Gross-Up Amount, as defined below, all prepared using the assumptions and conventions discussed above. To the extent that any Taxes reflected in the revised computation of the Tentative Gross-Up Amount are payable after April 15th of the Final Tax Payment Year, such payments shall be discounted from April 15th of the year following the year with respect to which they are required to be paid to April 15th of the Final Tax Payment Year, using a discount rate equal to the short-term applicable federal rate in effect on April 15th of the Final Tax Payment Year. The sum of(A) all Taxes paid or payable not later than April 15th of the Final Tax Payment year plus (B) all Taxes payable after April 15th of the Final Tax Payment year, discounted as noted above, minus (C) the Initial Tax Shortfall Amount, shall equal the “Final Gross-Up Amount.”. H&E and Burress shall review and comment on the calculation of such amounts not later than February 28th of the Final Tax Payment Year, and H&E, Burress and Burress Shareholders shall work diligently to resolve any dispute as to such amounts. In the event that H&E, Burress and Burress Shareholders cannot reach agreement, they shall refer the matter to the Arbitrator Accountants for resolution. Burress shall pay the Final Gross-Up Amount to Burress Shareholders Representative (for the account of Burress Shareholders) (or, if the Final Gross-Up Amount is a negative number, Burress Shareholders shall pay such amount to Burress) not later than April 8th of the Final Tax Payment Year or five business days after the Arbitrator Accountant resolves any dispute as to such amount.
               (iii) In the event that the Hitachi Consent is obtained on or before the 120th day following the Closing Date, but at any time on or before the third anniversary of the Closing Date the Hitachi Agreements are terminated by the Hitachi Group or the Hitachi Group fails to provide parts, accessories, vehicles and equipment and service substantially in accordance with such Hitachi Agreements, such that H&E will have no obligation to not make any of the payments under Section 2.2(d)(ii), then not later than 30 days after the date on which it is determined that such payments shall not be made, Burress Shareholders Representative shall provide a revised computation of the Final Gross-Up Amount, taking into account such non-payment (such recomputed amount, the “Recomputed Gross-Up Amount “, and the difference between (x) the Recomputed Gross-Up Amount minus (y) the Final Gross-Up Amount as originally computed, the “Tax Adjustment Amount”). H&E and Burress shall review and comment on the calculation of such amounts not later than 30 days after receiving such computations of the Recomputed Gross-Up Amount, and H&E, Burress and Burress Shareholders Representative shall work diligently to resolve any dispute as to such amounts. In the event that H&E, Burress and Burress Shareholders Representative cannot reach agreement, they shall refer the matter to the Arbitrator Accountants for resolution. Burress shall pay the Tax Adjustment Amount to Burress Shareholders (or, if the Tax Adjustment Amount is a negative number, Burress Shareholders shall pay such amount to Burress) not later than five business days after the date on which H&E, Burress and Burress Shareholders Representative reach agreement or, if applicable, the Arbitrator Accountant resolves any dispute as to such amount. Similarly, if there was a balance in the Escrow Account at the time that the Final Gross-Up Amount was determined, and amounts are paid from the Escrow Account that differ from the amounts that, in computing the Final Gross-Up Amount, were assumed would be paid, then there shall be a further recomputation of the Gross-Up Amount and payment of adjustments using the procedures set forth earlier in this Section 8.10(c)(iii).

          (iv) In the event that any Election is determined by an applicable taxing authority to be invalid (other than solely by reason of any action or failure to act by the Burress after the Closing Date or by H&E), then Burress Shareholders shall promptly repay to H&E a portion of the Initial Tax Shortfall Amount, the Final Gross-Up Amount, or the Tax Adjustment Amount (as the case may be) equal to the difference between such amount as originally determined and such amount computed as if the applicable Election had not been made. If any Burress Shareholder receives a refund of Taxes attributable to any portion of the Tax Shortfall Amount or the Final Gross-Up Amount, then that Burress Shareholder shall pay such refund to H&E promptly after receipt thereof.
          (v) In the event that as a result of any audit of any Tax Return of Burress for the taxable year including the Closing Date, the allocation of the aggregate deemed sale price (ADSP) and the adjusted grossed up basis (AGUB) is required to be adjusted from the amounts reflected in the Tax Election Allocations, then the Tax Shortfall Amount and Final Gross-Up Amount or, if applicable, the Recomputed Gross-Up Amount shall be recomputed as a result of such adjustments, and Burress and H&E shall pay Burress Shareholders, or Burress Shareholders shall pay to Burress and H&E (as the case may be) the amount of such adjustment; provided that Burress and H&E shall be entitled to participate in and jointly control such proceeding with Burress Shareholders Representative.
     Section 8.11. Disclosure Generally. The inclusion of any information in a Disclosure Schedule shall not be deemed to be adequate unless full and complete in all material respects for the purpose of identify or describing an exception or the requested information, and no knowledge of the materiality of any information shall be imputed to H&E or HE-JWB.
     Section 8.12. Identified Environmental Remediation Costs. Schedule D sets forth certain remedial actions that the Parties have determined should be taken (the “Identified Environmental Remediation”) with respect to the Environmental Conditions described on Schedule D (the “Identified Environmental Conditions”) and an estimate of the cost to effect such remedial actions (the actual cost to effect such remedial actions being herein referred to as the “Identified Environmental Remediation Costs”).
     Section 8.13. Permitted D&O Insurance. Burress shall be permitted to obtain prior to the Closing Date an insurance “tail policy” for the directors and officers of Burress serving in such capacities as of immediately prior to the Closing (“Covered Director(s) and (or) Officer(s)”), such insurance to be in amounts and for periods as Burress Shareholders Representative and H&E shall agree (the “Permitted D&O Insurance”). However, the cost of the Permitted D&O Insurance shall not exceed a one time premium of $18,000, the Permitted D&O Insurance shall not include any deductible or reimbursement amount or obligation payable by or of Burress, and the Permitted D&O Insurance shall not cover any claims other than Permitted Insured D&O Claims. Neither Burress nor H&E shall have any Liability to Burress Shareholders, Burress Shareholders Representative or any Covered Director and Officer in the event Burress shall be unable to obtain Permitted D&O Insurance on the terms set forth in this Section 8.13.
     Section 8.14. Burress’ 401(k) Plan. Effective as of the Closing Date, active participation by all employees in the J. W. Burress 401(k) Plan (“Burress’ 401(k) Plan”) shall cease and the employees shall become fully vested in their account balances under Burress’ 401(k) Plan, and Burress will take all necessary steps as needed to terminate the Burress’ 401(k) Plan.
Article IX
Termination, Amendment, and Waiver
     Section 9.1. Termination. This Agreement may be terminated and the Transaction may be abandoned at any time, notwithstanding the approval thereof by the holders of Burress Equity Equivalents, at any time prior to Closing:
     (i) by mutual consent of Burress Shareholders Representative and H&E;
     (ii) by H&E or Burress Shareholders Representative, if any Governmental Authority shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transaction and such Order or other action shall have become final and nonappealable;
     (iii) by H&E, if Burress or Burress Shareholders shall be in material breach of its or their obligations under this Agreement which breach is not promptly remedied;
     (iv) by Burress Shareholders Representative, if H&E shall be in material breach of its obligations under this Agreement which breach is not promptly remedied; or.
     (v) by Burress Shareholders Representative or H&E, if the Closing shall not have occurred on or before July 31, 2007, provided that such Party (including Burress and Burress Shareholders, in the case of any termination by Burress Shareholders Representative) is not in material breach of its obligations under this Agreement.
     Section 9.2. Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all rights and obligations of the Parties shall terminate and no Party shall have any Liability to any other Party, except for obligations of the Parties in Sections 8.2(b), 8.6, 8.9 and 12.4(b), which shall survive the termination of this Agreement; provided that if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of any other Party or to perform a covenant of this Agreement, or from a willful breach by a Party to this Agreement, or in circumstances involving fraud, such Party shall be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable counsel fees) sustained or incurred by the other Parties.
     Section 9.3. Amendments. This Agreement may be amended, at any time prior to the Effective Time, by H&E and Burress Shareholders Representative. This Agreement (including the provisions of this Section 9.3) may not be amended or modified except by an instrument in writing signed on behalf of all of the Parties required pursuant to the preceding sentence.

Article X
Indemnification
     Section 10.1. Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the Closing until the last day of the 15-calendar month period commencing with the first calendar month immediately following the Closing Date (such date being herein referred to as the “Minimum Survival Date”), except that:
     (i) claims for breaches of any of the representations and warranties based on any claim asserted by any third party (including any Governmental Authority) (other than violations of law) shall survive until the later of (A) the Minimum Survival Date or (B) the shorter of the applicable statute of limitations or three years;
     (ii) claims for breaches of the representations and warranties set forth in Sections 5.2, 5.5, 6.1 and 6.5, and claims based on any fraud, willful or grossly negligent violations of Laws, or intentional misrepresentation by Burress Shareholders under any of the representations and warranties, shall survive the Closing without limitation;
     (iii) claims for breaches of the representations and warranties set forth in Section 5.11 shall survive until the later of (A) the Minimum Survival Date, (B) the applicable statute of limitations, or (C) if no statute of limitations applies, without limitation;
     (iv) claims for breaches of representations and warranties in Sections 5.12 and 5.14 shall survive until the later of (A) the Minimum Survival Date or (B) the shorter of the applicable statute of limitations or five years; and
     (v) claims for breaches of representations and warranties in respect of violations of Laws (other than willful or grossly negligent violations of Law) shall survive until the later of (A) the Minimum Survival Date or (B) the shorter of the applicable statute of limitations or six years;
provided that any representation or warranty in respect of which indemnity may be sought under this Section 10.1 and the indemnity with respect thereto shall survive the time at which it would otherwise terminate pursuant to this Section 10.1 if reasonably detailed notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time or on such date.
     Section 10.2. General Indemnification.
          (a) Indemnification Obligations of Burress Shareholders. Burress Shareholders shall indemnify, on a joint and several basis, H&E, Burress and their respective Affiliates, shareholders, partners, officers, directors, employees, agents, representatives, successors and permitted assigns (other than Burress Shareholders and their Affiliates) (collectively, the “H&E Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such H&E Indemnified Parties as and when incurred for any loss, Liability, action, cause of action, cost, damage or expense, whether or not arising out of third party claims (including (x) punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity of H&E Indemnified Parties in the event of Special Circumstances, (y) interest, penalties, reasonable attorneys’, consultants’ and experts’ fees and expenses, and (z) all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses”), which any such H&E Indemnified Party may suffer, sustain or become subject to, arising out of, as a result of, in connection with, relating or incidental to or by virtue of:
          (i) any facts or circumstances which constitute a breach of any representation or warranty of such Burress Shareholders (as applicable) under this Agreement, or in any of the certificates or other instruments or documents furnished by such Burress Shareholders (as applicable) pursuant to this Agreement; however, the indemnification obligations of Burress Shareholders in respect of representations and warranties made by each such Burress Shareholder in Article VI shall be several and not joint, and no Burress Shareholder shall be liable for any breach by any other Burress Shareholder of such other Burress Shareholder’s breach of its Article VI representations and warranties;
          (ii) any breach of any covenant or agreement (other than any representation or warranty) by Burress (prior to the Closing) or such Burress Shareholders (as applicable) under this Agreement; and
          (iii) any of the following matters and any Liability with respect thereto (without duplication):
               (A) Burress Shareholders Retained Closing Obligations, including (x) all Burress Indebtedness to the extent not included in the calculation of the Included Burress Indebtedness or in the Additional Burress Indebtedness, and (y) all Liabilities in respect of Burress Tax Liabilities or Third Party Payments to the extent not included in the calculation of the Closing Net Proceeds to Burress Shareholders;
               (B) all Liabilities of Burress which are required to be included in the calculation of the Closing Net Worth but which have not been so included;
               (C) all Affiliate Obligations (other than Liabilities (1) accrued in the Ordinary Course of Business under the terms of the Continuing Affiliate Agreements provided that such accruals are included in the calculation of the Closing Net Proceeds to Burress Shareholders or the Closing Net Worth, and are unrelated to any breach of contract, breach of warranty, tort, infringement or violation of Law occurring prior to the Closing Date, or (2) arising under Continuing Affiliate Agreements based on the operations of Burress subsequent to the Closing);
               (D) any guarantee, financial accommodation or similar arrangement given, extended or entered into by Burress with respect to any Liability,

obligation, commitment, agreement, lease, license, document or instrument of Burress Shareholders or their Affiliates;
               (E) the existence of any Burress Equity Equivalents other than the Burress Equity Equivalents described on Disclosure Schedule 5.5; any claim by any Person to be the holder of Burress Equity Equivalents which are not described on Disclosure Schedule 5.5; and any claim by any Person arising out of any redemption, repurchase or sale of any Burress Equity Equivalents previously owned by such Person;
               (F) any Liability based on the violation of any Law by Burress or Burress Shareholders in connection with the matters described on Disclosure Schedules 5.8 or 5.9; and any fraud or intentional misrepresentation by Burress or any of Burress Shareholders in connection with this Agreement or any other Transaction Document or any fraud by Burress or any of Burress Shareholders in connection with any business transaction with any customer or supplier of Burress;
               (G) any Liability of Burress arising as of or prior to the Effective Time to indemnify any director, officer or other Person in connection with their service to, employment by or retention by Burress or Burress Shareholders;
               (H) the Identified Environmental Remediation, the Identified Environmental Remediation Costs and any Environmental Claim based on or arising out of the Identified Environmental Conditions or the Identified Environmental Remediation (including if such Identified Environmental Remediation is not correctly accomplished); and any fraud or intentional misrepresentation by Burress or Burress Shareholders relating to any Environmental Claim;
               (I) Taxes attributable to a determination that Burress did not qualify as an S corporation at all times from its formation through to the Closing Date, including the present value (determined using the mid-term applicable federal rate in effect at the time of such a determination) of future Tax savings attributable to depreciation and amortization deductions attributable to the Election, assuming that all such deductions are used at the first available opportunity;
               (J) any Liability arising out of, based upon, resulting from or which is the subject of the action entitled Daniel Benton vs. Reedrill, Inc., ZHRI Texas Corporation, Gardner-Denver Company, Svedala Industries, Inc., aka Svedala Drilling, Metso Minerals (USA) Inc., Metso Minerals Industries, Inc. and J.W. Burress, Incorporated pending in the Circuit Court for the City of Roanoke, Virginia Case Number CL03000544-00, together with all ancillary proceedings that may be pending or which may be commenced, and all claims, counterclaims and cross-claims which may be asserted or assertable by any party to such litigation or other Person (whether or not currently party to such litigation) based on or arising out of causes of action, facts, events, occurrences, actions, failures to act, misfeasance, malfeasances and other related matters which are or could have been the subject of such litigation;

               (K) any Liability relating to the purchase by Riverside Equipment Co. from J.W. Burress, Incorporated of a crane in 2001, as set forth in the letter, dated August 1, 2005, from Clement & Wheatley to J.W. Burress, Incorporated;
               (L) any Liability of Burress or its Predecessors relating to the Phillip Services site in South Carolina (including any Liability incurred in connection with asserting an indemnity claim against BOW, Inc, American Equipment Company or any other party); and
               (M) any Liability of Burress relating to (1) William Gieder’s accident and ear injury on March 7, 2005 (referred to as the “South Carolina Employment Matter” in Item 3 of Disclosure Schedule 5.13), (2) the traffic accident on October 10, 2005 in Greensboro, North Carolina involving a Finn Bark Blower described in Item 3 of Disclosure Schedule 5.18, and (3) the “Taylor Employment Matter” referred to in Item 3 of Disclosure Schedule 5.13.
If and to the extent any provision of this Section 10.2 is unenforceable for any reason, each of Burress Shareholders hereby agrees to make, on a joint and several basis, the maximum contribution to the payment and satisfaction of any Loss for which indemnification is provided in this Section 10.2 which is permissible under applicable Laws. Notwithstanding anything contained herein, in no event shall Burress be required to provide indemnification or contribution for any obligation of Burress Shareholders under this Section 10.2(a).
          (b) Indemnification Obligations of H&E. H&E shall indemnify each of Burress Shareholders (the “Burress Shareholders Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Burress Shareholders Indemnified Parties as and when incurred for any Losses which any such Burress Shareholders Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of:
               (i) any facts or circumstances which constitute a breach of any representation or warranty of H&E under this Agreement, or in any of the certificates or other instruments or documents furnished by H&E pursuant to this Agreement; and
          (ii) any breach of any covenant, agreement or other provision by H&E under this Agreement.
If and to the extent any provision of this Section 10.2 is unenforceable for any reason, H&E hereby agrees to make the maximum contribution to the payment and satisfaction of any Loss for which indemnification is provided for in this Section 10.2 which is permissible under applicable Laws.
          (c) Limitations on Indemnification.
               (i) Subject to Section 10.2(c)(iii), the maximum Liability of the indemnifying Party (an “Indemnitor”) to any Person making a claim for indemnification under this Section 10.2 (an “Indemnitee”) in respect of Losses suffered by an Indemnitee solely as a result of any facts or circumstances which constitute a breach of any representation or warranty listed in Articles V, VII or VIII shall be an amount equal to the following: (A) prior to the Minimum Survival Date, 25% of the aggregate of the Initial Net Proceeds to Burress Shareholders and any Supplemental Proceeds to Burress Shareholders; and (B) subsequent to the Minimum Survival Date, the Escrow Amount.
               (ii) Subject to Section 10.2(c)(iii), the Indemnitor shall not be required to indemnify an Indemnitee in respect of any Losses suffered by such Indemnitee solely as a result of any facts or circumstances which constitute a breach of any representation or warranty contained in Articles V, VI or VII until the aggregate of all Losses suffered by the Indemnitee exceeds $500,000 (the “Basket Amount”); and then only for the amount by which the Losses exceed the Basket Amount. In measuring the amount of Losses suffered by the Indemnitee in respect of a matter which is the subject of any representation or warranty for purposes of determining whether the Basket Amount has been exceeded, any qualification of a representation and warranty by reference to materiality or the absence of any Material Adverse Effect or Material Adverse Change shall be disregarded.
               (iii) The limitations of Sections 10.2(c)(i) and 10.2(c)(ii) shall not apply to Losses described in or based upon clauses (ii) and (iii) of Section 10.1, clause (i), (iv) and (v) of Section 10.1 to the extent that such claims are based on claims of any Governmental Authority or violations of Laws (except claims based on violations of Laws required to be disclosed under Section 5.12, other than (and for the avoidance of doubt the following are not subject to the limitations of Sections 10.2(c)(i) and 10.2(c)(ii)) in respect of claims under subclause (H) of clause (iii) of Section 10.2(a) and claims based on any fraud or intentional misrepresentation by Burress Shareholders) or would have affected the calculation of the Closing Net Worth, clauses (ii) and (iii) of Section 10.2(a), or clause (ii) of Section 10.2(b), or arising out of or based upon Sections 5.2, 5.5, 5.11, 5.23, 6.1, 6.4, 6.5, 7.2, 7.5, 10.3 or 12.4, or Section 5.24 to the extent that Section 5.24 relates to the foregoing Sections, or to claims based on any fraud or intentional misrepresentation by Burress Shareholders.
               (iv) In the event that any condition to the obligations of any Party contained in Section 4.2 shall be expressly waived (a “Waived Closing Condition”) by such Party (a “Waiving Party”), such waiver shall be effective only if contained in a writing executed by the Waiving Party and the provision of Section 4.2 that is waived is expressly stated in such writing (a “Waiver of Closing Condition”). Any Waiver of Closing Condition shall constitute a waiver of any claim for indemnification under this Article X (other than claims for indemnification under clauses (ii) and (iii) of Section 10.2(a), or clause (ii) of Section 10.2(b), or arising out of or based upon Sections 10.3 or 12.4) provided that all material facts and circumstances which relate to the Waived Closing Condition, or which are material to a decision by the Waiving Party to execute the Waiver of Closing Condition, have been disclosed to the Waiving Party and described in the Waiver of Closing Condition. For the avoidance of doubt, nothing contained in this Section 10.2(c)(iv) shall be construed to establish any claim for indemnification of any Party based on any condition to the obligations of any Party contained in Section 4.2 not being satisfied independent of any claim for indemnification otherwise arising or permitted under this Article X.

               (v) Subject to the provisions of Section 2.2(b)(i)(B) and the application of the Reserve Account as provided in Section 2.2(b)(i)(B), any indemnification of Losses of H&E Indemnified Parties (including under Section 10.3) shall be satisfied first with the Escrow Amount. For the avoidance of doubt, H&E Indemnified Parties may obtain payment of indemnification claims also directly from Burress Shareholders (x) for any amounts intended to be paid from the Reserve Account to the extent of any deficiency in the Reserve Account, and (y) any indemnification of Losses to the extent of any deficiency in the Escrow Account or if Burress Shareholders Representative shall unreasonably withhold consent to any disbursement from the Escrow Account or refuse to make a payment from the Reserve Account.
          (d) Manner of Payment. Any indemnification pursuant to this Section 10.2 or Section 10.3 shall be effected by wire transfer of immediately available funds from the Indemnitor (or where applicable, from the Escrow Amount ) to an account designated in writing by the Indemnitee within ten (10) calendar days after the final determination thereof; provided that an Indemnitee, at its option, may setoff any such indemnification claim finally determined, pursuant to a final, non-appealable judgment of a court of competent jurisdiction, to be due and payable from the Indemnitor against any payment obligation owing from the Indemnitee or its Affiliates to such Indemnitor or its Affiliates. Any indemnification payments shall be made together with interest accruing thereon from the date on which such claim is finally determined to be due and payable to the date of payment at a fluctuating per annum rate of interest equal to the Interest Rate.
          (e) Insurance. Notwithstanding any term or provision of this Section 10.2 to the contrary, any indemnification payments owed by one Party to another Party pursuant to this Section 10.2 shall be reduced by the aggregate of any amounts actually received by the Indemnitee under insurance policies and similar arrangements and from third parties by the Party claiming indemnity hereunder. In the event that an Indemnitor has paid any indemnification claim hereunder and the Indemnitee subsequently receives the proceeds of insurance which may cover the indemnification claim, then such proceeds shall be paid over to the Indemnitor to the extent of such prior indemnification payment. However, neither the foregoing nor any other provision of this Agreement shall (i) release or relieve any Party from any indemnification obligation hereunder (unless and until such obligation is satisfied by the payment of insurance proceeds or other indemnity as aforesaid), (ii) impose upon any Party any obligation to seek or obtain insurance coverage or other indemnity for any indemnification claim that might be asserted under this Article X, or (iii) impose upon any Party seeking indemnification the obligation to pursue or recover any insurance proceeds or other indemnity to pay any indemnification claim, except that H&E and Burress will use their commercially reasonable efforts to make appropriate claims under any then available insurance coverage (however, H&E and Burress shall have no obligation to commence litigation against any insurance carrier or undertake any extraordinary efforts to recover under any insurance claim, and Burress Shareholders shall not delay in satisfying any indemnification obligation pending, and notwithstanding the processing of, any insurance claim). In the event that H&E or Burress shall elect to obtain insurance coverage or other indemnity as aforesaid, H&E or Burress shall use reasonable efforts to provide, under the terms of such insurance coverage or other indemnity, that any insurer thereunder shall not have the right to assert claims (whether by subrogation or otherwise) against any Indemnitor; provided that such provision does not materially increase the cost of obtaining such insurance coverage or other indemnity.
          (f) Third Party Claims. Any Indemnitee shall notify the Indemnitor of the claim in writing promptly after receiving written notice of any Proceeding against it by a third party (a “Third Party Claim”), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor shall be actually prejudiced by such failure to so notify. Any Indemnitor shall be entitled to participate in the defense of such Third Party Claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that:
          (i) the Indemnitee shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor);
          (ii) the Indemnitor shall not be entitled to assume control of such defense and shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if: (A) the claim for indemnification relates to or arises in connection with any criminal Proceeding, action, indictment, allegation or investigation; (B) the Third Party Claim seeks an injunction or equitable relief against the Indemnitee; (C) a conflict of interest exists between the Indemnitor and the Indemnitee; (D) the Indemnitor failed or is failing to vigorously prosecute or defend such Third Party Claim; or (E) the Third Party Claim, if adversely determined against the Indemnitee, would have a Material Adverse Effect; and
          (iii) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a Proceeding or ceasing to defend such Proceeding if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all Liabilities and obligations with respect to such claim, without prejudice.
          (g) Sole Remedy. The sole and exclusive remedy of each of H&E and Burress Shareholders for any and all claims or Losses relating to or arising out of or in connection with this Agreement shall be an action for indemnity pursuant to this Article X; except that the foregoing restriction shall be inapplicable to claims based on any fraud or intentional misrepresentation by Burress Shareholders.

          (h) Tax Effect. Notwithstanding any term or provision of this Section 10.2 to the contrary, for the purpose of determining the amount of any Loss related to a breach of a representation or warranty, any indemnification payment owed by one Party to another Party pursuant to this Section 10.2 shall be reduced by the amount of any Tax benefits actually received, and increased by any Tax Liability incurred in respect of such indemnification payment, by the indemnified Party or its Affiliate.
     Section 10.3. Certain Tax Matters.
          (a) Notwithstanding and without regard to the limitations set forth elsewhere in this Article X, Burress Shareholders shall, jointly and severally, indemnify, defend and hold harmless H&E and Burress from and against any and all claims for Losses in connection with, relating to or arising out of (all of the following being herein referred to as “Burress Tax Liabilities”):
          (i) (A) any breach of any representation or warranty given or made by Burress Shareholders in Section 5.11;
               (B) all Taxes with respect to all Tax periods of Burress ending on or prior to the Closing Date (including the Tax period commencing January 1, 2007 and ending on the Closing Date);
               (C) all Taxes with respect to any Tax period beginning before the Closing Date and ending after the Closing Date, but only with respect to the portion of such Tax period up to and including the Closing Date (such portion shall be referred to herein as the “Pre-Closing Partial Period”; and the portion of such period after the Closing Date shall be referred to herein as the “Post-Closing Partial Period”);
               (D) any Tax Liability arising as a result of any failure by Burress to have been an “S Corporation within the meaning of Section 1361(a)(1) of the Code for federal income Tax purposes and under the Laws of each state in which Burress has conducted business since the time of its incorporation; and
          (v) any Tax Liability of Burress Shareholders required to be withheld and remitted by Burress to any Governmental Authority.
Burress Shareholders shall not be required to indemnify H&E for (i) Taxes with respect to any Post-Closing Partial Period or (ii) Taxes to the extent included in the calculation of the Closing Net Proceeds to Burress Shareholders.
          (b) Any Taxes for a period including a Pre-Closing Partial Period and a Post-Closing Partial Period shall be apportioned between such Pre-Closing Partial Period and such Post-Closing Partial Period based, in the case of real and personal property Taxes, on a per diem basis and, in the case of other Taxes, on the actual activities, taxable income or taxable loss of Burress during such Pre-Closing Partial Period and Post-Closing Partial Period.

          (c) Burress Shareholders shall be responsible for the preparation and filing of all returns in respect of Taxes of Burress for Tax periods ending prior to or on December 31, 2006. Burress Shareholders Representative, H&E and Burress shall jointly prepare and file returns of Burress for Tax periods ending prior to or on the Closing Date (including the federal return for the Tax period commencing January 1, 2007 and ending on the Closing Date) if such returns are not filed before the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the manner in which Tax Returns have been prepared for prior periods, except as otherwise required by applicable Laws. Burress Shareholders shall be responsible for the payment of all amounts due on such returns which have not included in the calculation of the Closing Net Proceeds to Burress Shareholders. Unless required pursuant to the resolution of any Tax audit or dispute, no Party shall file any amended Tax Return with respect to any Tax period or portion of any Tax period ending on or prior to the Closing Date if such amended Tax Return would increase the Tax Liabilities of any other Party without the affected Party’s written consent, which shall not be unreasonably withheld. Notwithstanding the foregoing, if H&E so elects in its sole and absolute discretion, Burress shall make an election under Section 754 of the Code with respect to its Tax period including the Closing Date.
          (d) H&E shall cause Burress to prepare and file all returns in respect of Taxes for periods ending after the Closing Date. Except for Taxes attributable to a Pre-Closing Partial Period as determined under Section 10.3(b), H&E and Burress shall be responsible for the payment of all amounts due on such returns.
          (e) Burress Shareholders Representative shall have control over the conduct of any Proceeding involving Taxes for which Burress Shareholders may be obligated to indemnify H&E or Burress pursuant to this Section 10.3 with respect to any Tax period ending on or prior to the Closing Date including any federal audit for the Tax period beginning January 1, 2007 and ending on the Closing Date, provided that Burress Shareholders have provided reasonably adequate assurances to H&E that they will pay any Liability resulting therefrom. In the event that Burress Shareholders receive notice of a claim against Burress with regard to such Tax period from any Governmental Authority, Burress Shareholders shall promptly notify H&E and Burress of such claim. Burress Shareholders shall keep H&E reasonably informed of the progress of any audit, and H&E may participate in such audit if it so wishes. Burress will provide, as promptly as practicable, such information and assistance that is necessary in defense of the claim.
          (f) H&E or Burress shall have control over the conduct of any audit or other Proceeding with respect to Taxes of Burress other than the Taxes over which Burress Shareholders shall have control under Section 10.3(e); provided that if Burress Shareholders, on the one hand, and H&E or Burress, on the other hand, are both responsible for Taxes, all such Parties (or Burress Shareholders Representative in the case of Burress Shareholders) shall jointly control the conduct of any audit or other Proceeding with respect to such Taxes, provided that Burress Shareholders Representative shall only be entitled to participate in such audit to the extent that they may be required to indemnify H&E and shall not take any position that might cause H&E to incur additional Taxes for which it will not be indemnified without H&E’s prior written consent, which shall not be unreasonably withheld. H&E or Burress shall promptly notify Burress Shareholders in writing of any claim or dispute with respect to any Taxes as to which

Burress Shareholders may be obligated to indemnify H&E or Burress pursuant to this Section 10.3 and with respect to any issue raised in an audit of any Tax period ending after the Closing Date if the disposition of such issue could affect the treatment of any Taxes for which Burress Shareholders may be obligated to indemnify Burress or H&E pursuant to this Section 10.3. H&E and Burress, on the one hand, and Burress Shareholders, on the other hand, agree not to enter into any agreement or settlement with a Tax jurisdiction with respect to any audit or dispute with respect to any Tax as to which Burress Shareholders are required to indemnify H&E or any of Burress pursuant to this Section 10.3 without consent from the other Party, which shall not be unreasonably withheld. For the avoidance of doubt, it shall not be unreasonable for H&E or Burress to withhold its consent if it may be required to pay additional Taxes as a result of such settlement, unless Burress Shareholders fully indemnify H&E and Burress for any such additional Taxes (including any Taxes attributable to the receipt of such payment by H&E or Burress).
     (g) Burress shall pay to Burress Shareholders the amount of all refunds of Taxes received by Burress after the Closing Date attributable to Taxes paid by Burress Shareholders or Burress with respect to Tax periods ending on or prior to the Closing Date (but excluding any Tax refunds or credits for estimated Taxes paid by Burress which have been included in the calculation of the Closing Net Proceeds to Burress Shareholders, within 45 days after receiving such refunds.
          (h) Burress Shareholders, Burress and H&E agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including, without limitation, access to books and records) relating to Burress as is necessary for the preparation of any Tax Return, claim for refund or audit, and the prosecution or defense of any claim relating to any proposed adjustment with respect to Taxes, so long as there is no material expense incurred in satisfying such request. The Parties shall retain all Tax Returns, schedules, and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent noticed by any Party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each of the Parties shall also make available to the other Parties, as reasonably requested and available, personnel (including officers, directors, employees, and agents) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnessed or for purposes of providing information or documents in connection with any Proceeding relating to Taxes. Any information or documents provided under this Agreement shall be kept confidential by the Party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns, Proceedings relating to Taxes or claims for indemnification under this Agreement.
     Section 10.4. Access to Information and Employees. After the Closing, Burress shall afford to Burress Shareholders Representative and its counsel and accountants reasonable access to the books, records, files, personnel and documents related to the business conducted by Burress prior to the Closing Date in the possession of Burress or under the control of Burress as may be reasonably requested by Burress Shareholders Representative in order to permit Burress Shareholders (at their cost and expense) to prepare and file federal, state and local Tax returns and to prepare for and participate in any Proceeding with respect thereto, to prepare for, participate in, assert or defend any other Proceeding relating to or involving Burress Shareholders, and to discharge the obligations of Burress Shareholders or to contest and defend any claims made under this Agreement and any other agreements contemplated hereby. After the Closing, Burress Shareholders Representative shall have the right, at its cost and expense, to copy such books, records, files and documents related to Burress as may be reasonably useful to Burress Shareholders in connection with any of the matters described in the preceding provisions of this Section 10.4; however, Burress Shareholders shall maintain the confidentiality of such books, records, files and documents and shall use such books, records, files and documents solely for the purposes contemplated in this Section 10.4. If the originals of any such books, records, files and documents related to Burress are required in connection with any Proceeding or similar matter, Burress Shareholders shall have the right to use such originals; provided that Burress Shareholders shall use their respective commercially reasonable efforts to have such originals released from any such Proceeding or other matter and returned to Burress as soon as reasonably possible under the circumstances. Burress shall use its commercially reasonable efforts to maintain the material books, records, files and documents related to Burress in original form with respect to legal documents and photographic, micrographic or other storage form with respect to other books, records, files and documents (to the extent consistent with requirements of Laws applicable to Burress Shareholders and Burress) for not less than six years from the Closing Date and in any case Burress shall not intentionally destroy the same without providing to Burress Shareholders Representative a reasonable opportunity to take possession thereof.
     Section 10.5. Joint and Several Obligations of Burress Shareholders. Except as otherwise expressly provided in this Agreement (including in Article VI or any other provision of this Agreement which is tied to Article VI), the representations, warranties, covenants and indemnities of Burress Shareholders contained in this Agreement or any other Transaction Document, and the Liabilities of Burress Shareholders in respect thereof, are joint and several.
Article XI
Appointment of Burress Shareholders Representative
     Section 11.1. Appointment.
          (a) Richard S. Dudley is hereby appointed as “Burress Shareholders Representative” and “Exchange Agent” for purposes of this Agreement. Burress Shareholders Representative shall serve as “Exchange Agent”, and all references herein to “Agent” shall mean Burress Shareholders Representative in his capacity as such and as the Exchange Agent in his capacity as such. Further, reference in this Article XI to Burress Shareholders shall also mean any other holders of Burress Equity Equivalents. All references in this Agreement to “Burress Shareholders Representative”, “Exchange Agent” or “Agent” shall refer to Richard S. Dudley or his successor in his representative capacity only and not in any individual or personal capacity and, other than as set forth in Section 11.1(d)(ii), shall not impose any Liability upon him which is greater than his Liability as a Burress Shareholder if he were not Burress Shareholders Representative, the Exchange Agent or Agent; however, Burress Shareholders Representative shall have Liability in his personal capacity for any distribution made by Burress Shareholders Representative from the Reserve Account in violation of Section 2.2(b)(i)(B) with gross negligence or willful misconduct (otherwise, solely in his representative capacity only as provided herein), but not to the exclusion of Burress Shareholders, who shall be liable for the return of any distribution made by Burress Shareholders Representative from the Reserve Account in violation of Section 2.2(b)(i)(B).
          (b) Agent shall perform such duties and shall have such powers and authority as shall be expressly granted to Agent under this Agreement and the other Transaction Documents. Without limiting the generality of the foregoing, Burress Shareholders authorize Agent to: (i) receive and hold the Closing Net Proceeds to Burress Shareholders and the Supplemental Proceeds to Burress Shareholders for the benefit of the holders of the Burress Equity Equivalents; (ii) determine the portion and amount of the Closing Net Proceeds to Burress Shareholders and the Supplemental Proceeds to Burress Shareholders to which Burress Shareholders and other holders of Burress Equity Equivalents shall be entitled based on their Burress Equity Equivalents; (iii) give such consents and to enter into such amendments, modifications and supplements to and under this Agreement and the other Transaction Documents, in the name and on behalf of the holders of Burress Equity Equivalents, and any such consent given by Agent, and any amendment, modification or supplement entered into the by Agent, in the name and on behalf of the holders of Burress Equity Equivalents shall be binding upon the holders of Burress Equity Equivalents; (iv) assert any claims of the holders of Burress Equity Equivalents under this Agreement and the other Transaction Documents; (v) take all action necessary or desirable in connection with the defense and/or settlement of any claim for which Burress Shareholders may be required to indemnify any other Party under this Agreement; and (vi) effect payments to H&E from the Reserve Account pursuant to Section 2.2(b)(i)(B). Agent is hereby appointed as agent for service of process for Burress Shareholders and the other holders of Burress Equity Equivalents.
          (c) The appointment of Burress Shareholders Representative is irrevocable and coupled with an interest. In the event of: (i) the death or disability of Burress Shareholders Representative (or any successor Agent duly appointed in accordance with this Article XI), (ii) the resignation of Burress Shareholders Representative (or any successor Agent duly appointed in accordance with this Article XI), or (iii) the holders of a majority of the Burress Existing Common Stock as of immediately prior to the Effective Time advise H&E that they intend to replace Richard S. Dudley or his successor as Agent, then another Burress Shareholder reasonably acceptable to H&E shall be appointed to act as Burress Shareholders Representative by the holders (or, in the event of the death or disability of any such Burress Shareholder, the executor or personal representative of such Burress Shareholder) of a majority of the Burress Existing Common Stock as of immediately prior to the Effective Time. However, any action taken by any Persons appointed according to this Article XI and serving as Agent prior to such Person’s replacement as Agent shall be effective and irrevocable.
          (d) By their execution of this Agreement or the acceptance of any Merger Consideration per Burress Share, Burress Shareholders and the other holders of Burress Equity Equivalents agree that:
               (i) Notwithstanding any other provision herein to the contrary, the other Parties shall be able to rely conclusively on the instructions and decisions of Agent as to the settlement of any claims for indemnification by another Party pursuant to this Agreement or any other actions taken by Agent hereunder, and no Party hereunder shall have any cause of action against H&E, HE-JWB and Burress for any action taken by H&E, HE-JWB or Burress in reliance upon the instructions or decisions of Agent.
               (ii) Agent shall have no Liability to any Burress Shareholder or other holder of Burress Equity Equivalents except for any gross negligence or willful misconduct by Agent in the performance of the duties of Agent. H&E, HE-JWB and Burress shall have no Liability for any action taken by Agent or any failure by Agent to perform the duties of Agent under this Agreement or any other Transaction Document.
               (iii) The provisions of this Section 11.1 are independent and severable, are irrevocable and shall be enforceable notwithstanding any rights or remedies that any Burress Shareholder may have in connection with the transactions contemplated by this Agreement.
               (iv) All fees and expenses incurred by Agent in connection with this Agreement and any Transaction Document shall be paid by Burress Shareholders. However, H&E, HE-JWB and Burress shall have no Liability to Agent in respect of the foregoing and Agent shall not have any Lien on any Closing Net Proceeds to Burress Shareholders, any Supplemental Proceeds to Burress Shareholders or the Escrow Amount, and all claims of Agent against Burress Shareholders for the reimbursement of such expenses shall be junior and subordinate to all claims of H&E, HE-JWB and Burress against Burress Shareholders under this Agreement. However, Agent may (with the consent of a majority of the Burress Existing Common Stock as of immediately prior to the Effective Time) establish cash reserves, with the proceeds of the Closing Net Proceeds to Burress Shareholders or the Supplemental Proceeds to Burress Shareholders received by Agent, for the funding of fees and expenses incurred by Agent or, in addition to the Reserve Account, to fund claims for payment or indemnification asserted or assertable by H&E Indemnified Parties under Sections 2.3, 2.5 and 8.12 and Article X, any Burress Shareholders Retained Closing Obligations or under clause (v) below.
               (v) In acting as Agent hereunder, Agent may rely upon, and shall not be liable to any Burress Shareholder or any other holder of Burress Equity Equivalents (or any such Person’s successor in interest) for acting or refraining from acting upon, an opinion of counsel, certificate of auditors or other certificate, statement, instrument, opinion, report, notice, request, Consent, Order, appraisal, bond or other paper or document reasonably believed by him to be genuine and to have been signed or presented by the proper Party or Parties. Agent shall incur no Liability to any Burress Shareholder or any other holder of Burress Equity Equivalents (or any such Person’s successor in interest) with respect to any action taken or suffered by him in his capacity as Agent in reliance upon any note, direction, instruction, consent, statement or other documents believed by him to be genuinely and duly authorized, nor for other action or inaction except his own willful misconduct or gross negligence and Agent shall be indemnified and held harmless by Burress Shareholders and any other holder of Burress Equity Equivalents from all losses, costs and expenses, including reasonable attorney’s fees, which Agent may incur as a result of involvement in any legal Proceedings arising from the performance of his duties hereunder. Agent may perform his duties as Agent either directly or by or through his agents or attorneys and Agent shall not be responsible to the other Burress Shareholders or any other holder of Burress Equity Equivalents for any misconduct or negligence on the part of any agent or attorney appointed with reasonable care by him hereunder.
Article XII
Miscellaneous
     Section 12.1. Notices. Any notice, request, demand or other communication which is required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if personally delivered, (b) when transmitted if transmitted by telex or telecopy transmission only during the recipient’s normal business hours unless arrangements have otherwise been made to receive such notice by telex or telecopy outside of normal business hours, with confirmation of successful transmission received by the sender, (c) the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., DHL, UPS or Federal Express); and (d) upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent as indicated below:

If to Burress or Burress Shareholders prior to the Closing:	With a copy to (which shall not constitute notice to Burress):

J.W. Burress, Incorporated P.O. Box 719 Roanoke, Virginia 24004 Attention: President Facsimile No.: (540) 777-4408	Woods Rogers, PLC 10 South Jefferson Street, Suite 1400 Roanoke, Virginia 24011 Attention: Talfourd Kemper, Jr., Esq. Facsimile No.: (540) 983-7711

If to Burress Shareholders subsequent to the Closing:	With a copy to (which shall not constitute notice to Burress Shareholders):

Richard S. Dudley, as Burress Shareholders Representative Confidential 1301 Rockland Avenue, NW Roanoke, Virginia 24012 Facsimile No.: (540) 777-4408	Woods Rogers, PLC 10 South Jefferson Street, Suite 1400 Roanoke, Virginia 24011 Attention: Talfourd Kemper, Jr., Esq. Facsimile No.: (540) 983-7711

If to H&E or HE-JWB or, subsequent to the Closing, to Burress:	With a copy to (which shall not constitute notice to H&E, HE-JWB or Burress):

H&E Equipment Services, Inc. 11100 Mead Road, Suite 200 Baton Rouge, Louisiana 70816 Attention: President Facsimile No.: (225) 298-5382	Dechert LLP 30 Rockefeller Plaza New York, New York 10112-2200 Attention: Ronald R. Jewell, Esq. Facsimile No.: (212) 314-0089
or to such other address as any Party shall notify the other Parties (as provided above) from time to time.

     Section 12.2. Exhibits and Schedules. All Exhibits, Schedules and Disclosure Schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.
     Section 12.3. Time of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which commercial banks in the City of New York are authorized to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.
     Section 12.4. Transfer Taxes; Expenses.
          (a) Burress Shareholders shall be liable for, and shall pay when due, any transfer, gains, documentary, sales, use, registration, value added or other similar Taxes payable by reason of the Transaction (the “Transfer Taxes”), and Burress Shareholders shall, at their own expense, file necessary Tax Returns and other documentation with respect to all such Transfer Taxes.
          (b) Regardless of whether the Transaction is consummated, except as otherwise provided herein, each Party shall pay its own expenses incident to this Agreement and the Transaction. All Burress Shareholders Expenses shall be paid in full by Burress Shareholders; however, (i) if the Closing shall have occurred, Burress shall pay up to $125,000 of the out-of-pocket fees and expenses incurred by Burress and Burress Shareholders in connection with the Transaction (the “Burress Shareholders Expense Allowance”), and (ii) H&E shall pay up to $125,000 of the reasonable out-of-pocket fees and expenses incurred by Burress and Burress Shareholders in connection with the Transaction in the event the Transaction is abandoned by H&E for any reason other than (A) a breach by Burress or Burress Shareholders of any of their obligations under this Agreement, (B) the failure of the conditions to the obligations of H&E and HE-JWB to consummate the Transaction contained in Section 4.2(a) (other than Section 4.2(a)(iii)) or Section 4.2(b) to be satisfied, or (C) a termination of this Agreement pursuant to clause (i), (ii), (iii) or (v) of Section 9.1.
     Section 12.5. Governing Law; Consent to Jurisdiction; Arbitration.
          (a) This Agreement and the Transaction Documents and the rights and obligations of the Parties hereunder and thereunder shall be governed by, and construed and interpreted in accordance with, the internal Laws of the State of New York, without giving effect to the conflict of laws principles thereof, except to the extent that the transactions under Article III are governed by the Virginia Act. Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of any Federal or state court sitting in the City of New York over any Proceeding arising out of or relating to this Agreement and the Transaction Documents; provided, that equitable relief sought by any Party may be sought in any court having appropriate jurisdiction. Each of the Parties hereby irrevocably waives, to the fullest extent permitted or not prohibited by applicable Laws, any objection which such Party may now or hereafter have to the laying of the venue of any such Proceeding brought in such a court and any claim that any such

Proceeding brought in such a court has been brought in an inconvenient forum. Each of the Parties hereby irrevocably consents to the service of process in any Proceeding by sending the same by certified mail, return receipt requested or by overnight courier service, to the address of such Party set forth in Section 12.1. Any pre-trial depositions of Burress Shareholders, and any pre-trial inspection of documents of Burress and Burress Shareholders which pre-date the Closing Date, in connection with any Proceeding arising out of or relating to this Agreement or the Transaction Documents shall be conducted in Roanoke, Virginia or Winston-Salem, North Carolina, unless the Parties otherwise agree; however, the Parties shall cooperate in furnishing via mail or courier any documents to which any Party is entitled by law or legal process. EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION BROUGHT HEREUNDER OR ARISING OUT OF THE TRANSACTION AND THE TRANSACTION DOCUMENTS.
          (b) At the election of any Party prior to the commencement of any Proceeding pursuant to Section 12.5(a), any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be finally settled by binding arbitration in accordance with the Rules of the American Arbitration Association (the “AAA”) before one neutral arbitrator (the “Arbitrator”) selected by agreement of H&E, on the one hand, and Burress Shareholders Representative on the other, not later than ten (10) business days after delivery of a Party’s election for arbitration hereunder, failing such agreement, appointed from the New York or Virginia statewide panel of full-time neutral arbitrators of the American Arbitration Association, and pursuant to the commercial arbitration rules of the American Arbitration Association (including the supplementary procedures for large complex disputes), as amended from time to time (the “AAA Rules”). If an arbitrator so selected becomes unable to serve, his or her successor shall be similarly selected or appointed. Arbitration shall be held in such location as the Parties shall agree after consideration of the availability of acceptable arbitrators or such other site as is mutually agreed, with a preference given to Roanoke, Virginia. The award of the arbitrators shall be final and enforceable, and judgment upon any award rendered thereby may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an Order of enforcement, as the case may be. Notwithstanding the foregoing, the provisions of this Section 12.5(b) shall be inapplicable to (i) matters which are to be decided by the Accountants or the Arbitrator Accountants in accordance with the express terms of this Agreement, or (ii) any action for equitable relief (including any Proceeding seeking specific performance and any Proceeding seeking injunctive relief (whether a temporary restraining order or a preliminary or permanent injunction), including pursuant to Section 12.12 or to enforce the provisions of Section 8.8 or the Non-Competition Agreements, in which case all ancillary and related claims and causes of action shall also be subject to the provisions of this clause (ii).
     Section 12.6. Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void; except that H&E may, without such written consent, assign, directly or indirectly, any or all of its rights and obligations hereunder to any of its Affiliates (provided that such Affiliate executes a joinder to this Agreement agreeing to be legally bound by this Agreement as if an original Party hereto and provided that H&E shall remain primarily liable hereunder), or to any Person which provides debt financing to H&E or

Burress as collateral for such debt financing. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.
     Section 12.7. Counterparts. This Agreement may be executed in counterparts, any one of which may be by facsimile or other electronic transmission followed by the originally executed document forwarded immediately thereafter to the other Parties, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.
     Section 12.8. Titles and Heading. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.
     Section 12.9. Entire Agreement. This Agreement, including the Schedules and Disclosure Schedules attached thereto, constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.
     Section 12.10. Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by applicable Laws.
     Section 12.11. No Strict Construction. Each of the Parties acknowledge that this Agreement has been prepared jointly by the Parties, and shall not be strictly construed against any Party.
     Section 12.12. Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transaction are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its or their favor at law or in equity, to enforce its or their rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).
     Section 12.13. Counsel to Burress, Burress Shareholders Representative and Burress Shareholders. Burress, Burress Shareholders Representative and each of Burress Shareholders acknowledge that Woods Rogers, PLC has represented Burress, Burress Shareholders

Representative and Burress Shareholders in connection with Transaction and the negotiation and preparation of the Transaction Documents. Woods Rogers, PLC has also represented several limited liability companies whose members include Burress Shareholders and which are parties with Burress to certain of the Continuing Affiliate Agreements. Burress, Burress Shareholders Representative and Burress Shareholders hereby waive any conflict of interest that may exist as a result of such multiple representation by Woods Rogers, PLC and any defense based on such conflict of interest to any claim asserted by Burress against Burress Shareholders Representative and Burress Shareholders under this Agreement. Burress Shareholders Representative and each Burress Shareholder has had the opportunity to consult independent legal counsel in the foregoing regard and has either done so or chosen not to do so.
[Signature Pages Follow]

     In witness whereof, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

H&E Equipment Services, Inc.		HE-JWB Acquisition, Inc.

By:	/s/ John Engquist	By:	/s/ John Engquist

	John Engquist		John Engquist
	President		President

J.W. Burress, Incorporated

By:	/s/ Richard S. Dudley
Richard S. Dudley
President
Burress Shareholders

/s/ Richard S. Dudley	/s/ Richard D. Graves

Richard S. Dudley	Richard D. Graves

/s/ Leroy W. Perry III	/s/ William I. Daly

Leroy W. Perry III	William I. Daly

/s/ Steven M. Reynolds	/s/ David R. Nash

Steven M. Reynolds	David R. Nash

/s/ Michael R. Craver

Michael R. Craver

/s/ Richard S. Dudley

Richard S. Dudley,
in his capacity as Burress Shareholders Representative and Exchange Agent
Agreement and Plan of Merger dated as of May 15, 2007

Schedule A to Agreement and Plan of Merger
Certain Definitions
     1. Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings hereinafter specified:
          “Arbitrator Accountants” means a nationally recognized public accounting firm, other than any accounting firm that has provided services to H&E, Burress Shareholders Representative or any of Burress Shareholders during the preceding five years, mutually selected by Burress Shareholders Representative and H&E. In the event that Burress Shareholders Representative and H&E shall be unable to agree on the selection of the Arbitrator Accountants, then each of Burress Shareholders Representative and H&E shall recommend two nationally recognized public accounting firms, and one of such firms shall be selected lottery until one of such firms shall agree to be retained to serve as the Arbitrator Accountants.
          “Accountants” means BDO Seidman, LLP or such other nationally recognized public accounting firm retain from time to time by H&E to certify the audit of its financial statements filed with the U.S. Securities and Exchange Commission.
          “Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; and with respect to any Burress Shareholder or other holder of Burress Equity Equivalents also includes any Related Person thereof. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
          “Affiliate Agreements” means all Contracts (other than this Agreement and the other Transaction Document) between Burress and any of Burress Shareholders, the current or past directors, officers or employees of Burress, any current or past holder of Burress Equity Equivalents, or their respective Affiliates or Related Persons, including the ownership of any property or right by Burress or any such Person which is used by the other of any such Person or Burress.
          “Affiliate Obligations” means all Liabilities or obligations of Burress under all Affiliate Agreements and all other Liabilities of Burress to any of Burress Shareholders, the current or past directors, officers or employees of Burress, any current or past holder of Burress Equity Equivalents, or their respective Affiliates or Related Persons or of any such Person to Burress, including the Liabilities under the Continuing Affiliate Agreements identified on Disclosure Schedule 5.20.
          “Affiliated Group” shall have the meaning ascribed thereto in Section 1504(a)(1) of the Code.

          “Audited Financial Statements” means the following, including the notes thereto, together with the relevant auditors’ report with respect thereto: the audited consolidated balance sheets of Burress as of December 31, 2004, 2005 and 2006, and the related audited consolidated statements of income, stockholders’ equity, and cash flows for the fiscal years ended December 31, 2004, 2005 and 2006. The Audited Financial Statements for the fiscal years ended December 31, 2004, 2005 and 2006 are herein referred to as the “2004 Audited Financial Statements”, the “2005 Audited Financial Statements” and the “2006 Audited Financial Statements”, respectively.
          “Bonus-Severance-Termination Liabilities” means any Liability of Burress Shareholders or Burress to any holder of Burress Equity Equivalents, director, officer, employee, agent or consultant of Burress Shareholders or Burress (including withholding Taxes owed to any Governmental Authority), whether accrued on or prior to the Closing Date or accruing subsequent to the Closing, (i) in respect of bonuses or severance obligations relating to any period or partial period ending on or before the Closing Date, (ii) based on any sale of Burress or any change or control or similar event relating to Burress, including the Transaction, (iii) in respect of any obligation to make any payment as a result of the Transaction, (iv) in respect of any Burress Equity Equivalents, and (v) in respect of bonuses to employees to which H&E shall have consented pursuant to clause (xvi) of Section 5.7 and clause (xvi) of Section 8.3(a) (excluding bonuses paid or payable to salesmen in the Ordinary Course of Business pursuant to their existing retention arrangements). Without limiting the generality of the foregoing, “Bonus-Severance-Termination Liabilities” includes also the cost of terminating all existing consulting, management and similar agreements with Burress Shareholders or their Affiliates or Related Persons.
          “Budget” means the capital expenditures budget dated as of May 4, 2007 heretofore delivered by Burress to H&E.
          “Burress Equity Equivalents” means (i) any capital stock or equity interests, as applicable, in Burress, (ii) any outstanding or authorized option, warrant, right, call or commitment relating to Burress Equity Equivalents, or any outstanding securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire from it, any Burress Equity Equivalent, (iii) obligations of Burress to repurchase, redeem or otherwise acquire any Burress Equity Equivalents, (iv) authorized or outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to Burress, (v) voting trusts, proxies or other agreements among the holders of Equity Equivalents in Burress with respect to the voting or transfer of Burress Equity Equivalents, and (vi) preemptive or other subscription rights with respect to any Burress Equity Equivalents.
          “Burress Existing Common Stock” means the Class A Voting Common Stock, without par value, and the Class B Nonvoting Common Stock, without par value, of Burress prior to the amendment and restatement of the articles of incorporation of Burress pursuant to the Amended and Restated Articles of Incorporation.
          “Burress Indebtedness” means (without duplication) all (i) indebtedness of Burress for money borrowed from others, reimbursement obligations of Burress with respect to letters of credit, and overdraws in respect of facilities or agreements for borrowed money

(including the amount of any negative cash), excluding notes evidencing payables under floor plan financings, unless such notes are classified as Burress Indebtedness under clause (vi) below, (ii) Liabilities of Burress evidenced by notes, bonds, debentures or similar instruments (excluding notes evidencing payables under floor plan financings, unless such notes are classified as Burress Indebtedness under clause (vi) below), (iii) indebtedness of the type described in clauses (i) and (ii) above guaranteed in any manner by Burress, (iv) all indebtedness of the type described in clauses (i), (ii) and (iii) above secured by any Lien upon property owned by Burress, even though Burress has not in any manner become liable for the payment of such indebtedness, provided that such amount included in Burress Indebtedness shall not exceed the fair market value of such property as of the date of such determination if Burress has not in any manner become liable for the payment of such indebtedness, (v) all capitalized lease obligations of Burress, (vi) payables of Burress (whether pursuant to floor plan financings, on open account or otherwise and whether or not evidenced by notes) on which interest was accruing or payable as of February 28, 2007, and (vii) all interest expense accrued but unpaid, and all prepayment premiums and penalties, on or relating to any of such indebtedness; provided, however, that Burress Indebtedness shall not include any accounts payable (except as provided in clause (vi) above) and other similar current obligations of Burress incurred in the Ordinary Course of Business, but Burress Indebtedness shall include the current portion of any Burress Indebtedness described in the preceding clauses (i) through (vii). The Parties have no reason currently to believe that the list of floor plan financing notes on Schedule E-2 is Burress Indebtedness for purposes of clause (vi) of the preceding sentence; however, the inclusion or exclusion of such floor plan financing notes on Schedule E-2 shall not be determinative of whether such floor plan financing notes are classifiable as Burress Indebtedness under clause (vi) of the preceding sentence.
          “Burress New Common Stock” means the Common Stock, without par value, of Burress after giving effect to the amendment and restatement of the articles of incorporation of Burress pursuant to the Amended and Restated Articles of Incorporation.
          “Burress Shareholders” has the meaning set forth at the beginning of this Agreement, and in the case of any Burress Shareholder which is not an individual includes also any successor to any such Burress Shareholder whether by merger, the acquisition of substantially all of the assets of such Burress Shareholder or any similar transaction.
          “Burress Shareholders Expenses” means all expenses and charges incurred by Burress Shareholders or Burress in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transaction which are chargeable or invoiced to, or which may be Liabilities of, Burress but which have not been paid by Burress Shareholders on or prior to the Closing (including the fees and expenses described in Sections 5.23 and 6.4).
          “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in the City of New York and the City of Roanoke are open for the general transaction of business.

          “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §19601, et seq. and the regulations promulgated thereunder, as amended, or any successor thereto.
          “Closing Balance Sheet” means a balance sheet for Burress as of immediately following the Effective Time, to be prepared by H&E following the Closing.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Consent” means any consent, approval, authorization, license, approval, notice, registration or filing, including under any applicable Law, Order, Permit or any Contract to which Burress or any Burress Shareholder is a party.
          “Constituent Documents” means the articles or certificate of incorporation and by-laws, as applicable, of Burress or H&E, and all amendments thereto or restatements thereof, as currently in effect.
          “Continuing Affiliate Agreements” means those Affiliate Agreements identified on Disclosure Schedule 5.20 as “Continuing Affiliate Agreements”.
          “Contracts” means all contracts, agreements, settlements, stipulations, leases, indenture, mortgage, lease, pledge, note, bond, orders, invoices, commitments, arrangements, understandings, instruments, permits or licenses, whether written or oral, to which Burress is a party or is otherwise bound or which affects any of the property or assets of Burress.
          “December Balance Sheet” means the unaudited balance sheet of Burress included in the December Financial Statements.
          “December Financial Statements” means the Interim Financial Statements of Burress as of, and for the 12-month period ended, December 31, 2006.
          “Employee Benefit Plan” means any “employee benefit plan” as such term is defined in Section 3(3) of ERISA, any bonus, stock purchase, stock ownership, stock option, deferred compensation, incentive severance, termination or other compensation plan or arrangement, and any other material employee fringe benefit plan, program or arrangement.
          “Environmental Claim” means any Liability or potential Liability and any Proceeding regarding any Liability or potential Liability arising under Environmental and Safety Requirements arising out of, as a result of, in connection with, relating to or incidental to or by virtue of any Environmental Condition, including any investigatory, remedial, response or corrective obligations and response costs, corrective action costs, personal injury, property damage, natural resources damages or related attorney fees and claims of any Governmental Authority.

          “Environmental Condition” means:
          (i) the presence (regardless of its source), generation, discharge, emission, release or threatened release into the environment, spill, receiving, handling, use, storage, containment, treatment, deposit, disposal, keeping, encapsulation, removal, management, transmission or manufacture, transportation, shipment or disposition of any Hazardous Substance affecting or relating to Burress or its business, operations, properties or assets (including the Real Property), or effected or caused by Burress or the Burress Shareholders or any third party, which presently is or which is from time to time after the date hereof or which has been governed or regulated by any Environmental and Safety Requirement;
          (ii) the presence of any underground storage tank;
          (iii) any soil, groundwater or surface water contamination in existence in, on or under the Real Property;
          (iv) the failure of Burress or the business or assets of Burress to be in compliance with any Environmental and Safety Requirements;
          (v) noise, nuisance, defective premises, or health and safety at work or elsewhere;
          (vi) pollution, conservation or protection of the environment; and
          (vii) the state of facts or the conditions described on Disclosure Schedule 5.12 and any clean-up or remediation costs associated therewith (including the Identified Environmental Remediation and the Identified Environmental Remediation Costs);
whether caused or effected by Burress or the Burress Shareholders on or prior to the Closing Date or resulting from any act of God occurring on or prior to the Closing Date, or caused or effected by any other Person on or prior to the Closing Date, so far as they affect or arise from, relate to, migrate from or to, or are in connection with Burress or its business, operations, properties or assets (including the Real Property).
          “Environmental and Safety Requirements” shall mean all applicable federal, state, local and foreign Laws, Consents, Permits and Orders concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls or radiation.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means any employer that is, or at any relevant time was together with Burress treated as a “single employer” under Section 414(b), 414 (c) or 414(m) of the Code.
          “Escrow Agent” has the meaning assigned thereto in the Escrow Agreement.
          “Escrow Amount” has the meaning assigned thereto in the Escrow Agreement, including (i) the Closing Escrow Amount, and (ii) interest and income accrued or earned thereon.
          “Escrow Amount Released” means any portion of the Escrow Amount which, in accordance with the terms of the Escrow Agreement may be released from time to time after the Closing Date from the Escrow for the account of the holders of Burress Equity Equivalents. “Escrow Amount Released” does not mean and include any portion of the Escrow Amount released from time to time after the Closing Date for the account of H&E.
          “February Balance Sheet” means the unaudited balance sheet of Burress included in the February Financial Statements.
          “February Financial Statements” means the Interim Financial Statements of Burress as of, and for the two-month period ended, February 28, 2007.
          “Financial Statements” means and includes the Audited Financial Statements and the Interim Financial Statements.
          “Financing” means financing or lending arrangements by H&E in a net amount sufficient to fund its obligations on the Closing Date under Section 2.2.
          “GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement, applied on a basis consistent with prior audited financial statements.
          “Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court), regulatory, or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.
          “H&E” has the meaning set forth at the beginning of this Agreement, and includes also any successor to H&E whether by merger, the acquisition of substantially all of the assets of H&E or any similar transaction.
          “HE-JWB” has the meaning set forth at the beginning of this Agreement, and includes also any successor to HE-JWB whether by merger, the acquisition of substantially all of the assets of HE-JWB or any similar transaction.

          “Hazardous Substance” means any substance that is a “hazardous substance” under CERCLA and any comparable state Law, any substance that is a “solid waste” or “hazardous waste” under RCRA and any comparable state Law, any pesticide, pollutant, contaminant, toxic chemical, petroleum product or byproduct, asbestos, polychlorinated biphenyl, odor or radiation.
          “Hitachi Agreements” means and includes each and all of the following (as amended and in effect on the date of this Agreement): (i) the Dealer Agreement dated September 1, 1995 by and between J.W. Burress, Inc. and Hitachi Construction Machinery (America) Corporation; (ii) the Security Agreement dated September 1, 1995 by and between J.W. Burress, Inc. and Hitachi Construction Machinery (America) Corporation; (iii) the Authorized Construction Dealer Agreement dated November 13, 2001 by and between J.W. Burress, Inc. and Hitachi Construction Machinery (America) Corporation; (iv) the Security Agreement dated November 13, 2001 by and between J.W. Burress, Inc. and Hitachi Construction Machinery (America) Corporation; (v) the Dealer Security Agreement for Hitachi or Euclid Equipment dated May 7, 2002 by and between J.W. Burress, Inc. and John Deere Construction & Forestry Company; (vi) the Hitachi Plan for Retail and Lease Financing dated July 10, 2002 by and between J.W. Burress, Inc. and John Deere Construction & Forestry Company and Deere Credit, Inc.; (vii) the Floorplan and Security Agreement dated September 19, 2003 by and between J.W. Burress, Inc. and Hitachi Credit America Corp.; and (viii) the Authorized Hitachi Dealer Agreement dated June 20, 2003 by and between J.W. Acquisition, Inc. and John Deere Construction & Forestry Company.
          “Hitachi Group” means each and all of the following: (i) Hitachi Construction Machinery (America) Corporation; (ii) Hitachi Credit America Corp.; (iii) John Deere Construction & Forestry Company; (iv) Deere Credit, Inc.; and (v) the respective Affiliates of each of the foregoing.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Indebtedness” of any Person means (without duplication) all (i) indebtedness of such Person for money borrowed from others, reimbursement obligations of such Person with respect to letters of credit, and overdraws in respect of facilities or agreements for borrowed money (including the amount of any negative cash), (ii) Liabilities of such Person evidenced by notes, bonds, debentures or similar instruments, (iii) indebtedness of the type described in clauses (i) and (ii) above guaranteed in any manner by such Person, (iv) all indebtedness of the type described in clauses (i), (ii) and (iii) above secured by any Lien upon property owned by such Person, even though such Person has not in any manner become liable for the payment of such indebtedness, provided that such amount included in such Indebtedness shall not exceed the fair market value of such property as of the date of such determination if such Person has not in any manner become liable for the payment of such indebtedness, (v) all capitalized lease obligations of such Person, and (vi) all interest expense accrued but unpaid, and all prepayment premiums and penalties, on or relating to any of such indebtedness; provided, however, that Indebtedness shall not include any accounts payable and other similar current obligations of such

Person incurred in the Ordinary Course of Business, but Indebtedness shall include the current portion of any Indebtedness described in the preceding clauses (i) through (vi).
          “Interest Rate” means the highest rate at which interest accrues on indebtedness incurred by H&E under the Financing and in effect from time to time.
          “Interim Financial Statements” means the following:
          (i) the unaudited consolidated balance sheet of Burress as of December 31, 2006, and the related unaudited consolidated statements of income, stockholders’ equity, and cash flows for the 12-month period ended on such date, including any notes thereto;
          (ii) the unaudited consolidated balance sheet of Burress as of February 28, 2007, and the related unaudited consolidated statements of income, stockholders’ equity, and cash flows for the two-month period ended on such date, including any notes thereto; and
          (ii) the unaudited consolidated balance sheets of Burress as of the end of each other fiscal month subsequent to December 31, 2006, and the related unaudited consolidated statements of income, stockholders’ equity, and cash flows for the fiscal period commencing January 1, 2007 ended on such date, including any notes thereto.
          “Knowledge of Burress Shareholders” means the knowledge of Burress, Burress Shareholders or Senior Burress Management, in each case after reasonable investigation by Burress and such individuals.
          “Knowledge of H&E” means the knowledge of H&E or any director, officer, employee or agent of H&E who exercises management, supervisory, reporting or compliance responsibilities for the business and operations of H&E and its segments and departments and which relate to matters which are the subject of the representations and warranties contained in Article VII, in each case after reasonable investigation by H&E and such individuals.
          “Landlord” means a landlord under any Lease, including any landlord under any master lease and any sublessor under any sublease.
          “Law” means the following: statutes; laws; ordinances; regulations, rules, written policy and resolutions; judicial decisions and precedent; Orders; and the common law; applicable as to the foregoing to the specified Persons and to the businesses and assets thereof.
          “Liability” means any Indebtedness, liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted. Without limiting the generality of the foregoing, in the case of any Contract, “Liability” shall mean also any obligation of Burress to render any performance or to make any payment under such Contract, including any Liability arising out of or based upon any breach by Burress, whether before or after the Closing, of any provision of such Contract.
          “Lien” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance, or right of first refusal, right of first offer, proxy, voting trust, or voting Contract, including with respect to the sale, issuance or voting of any Burress Equity Equivalent (whether outstanding or issuable upon the conversion, exchange or exercise of outstanding securities).
          “Material Adverse Effect” or “Material Adverse Change” means any circumstance, event, change in or effect on Burress or its business or operations, or any restriction, limitation or impairment, that has a material adverse effect upon or change in (whether such material adverse effect or change occurs before or after the Closing) (i) the financial condition, business, assets, Liabilities (including the imposition of any material Liability) or results of operations of Burress, (ii) the ability of Burress or any Burress Shareholder to consummate the Transaction and to perform their respective obligations hereunder, or (iii) the ability of Burress to conduct, following the Closing, its business and operations in a manner substantially the same as conducted since January 1, 2006 and prior to the Closing, including to achieve comparable revenues or profitability. However, the failure of Burress and Burress Shareholders to obtain the Hitachi Consent or any Hitachi Termination Agreement shall not constitute a “Material Adverse Effect” or “Material Adverse Change”.
          “Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).
          “Net Worth” of Burress means the net worth of Burress as shown in the internal financial statements of Burress prepared in a manner consistent with the Audited Financial Statements. Solely for purposes of example, the Net Worth of Burress as of February 28, 2007 is currently assumed to be $25,210,150.
          “Order” means any judgment, award, determination, finding, writ, decree, claim, injunction, order, compliance agreement or settlement agreement by or before any Governmental Authority and any arbitrator.
          “Ordinary Course of Business” means the ordinary course of business of Burress in a manner materially consistent with past practices of Burress and customary business operations of Burress in compliance with applicable Laws. The making of Permitted Distributions to the extent allowed by this Agreement will be deemed to be in the Ordinary Course of Business.
          “Permits” means consents, permits, licenses, franchises, approvals, certificates, waivers, concessions, exemptions, variances, orders, registrations, filings, notices or other authorizations issued by a Governmental Authority, and all filings and registrations with any Governmental Authority or other Person.
          “Permitted Insured D&O Claims” means claims for indemnification of Covered Directors and Officers, solely in their capacity as directors and officers of Burress under the provisions of the Constituent Documents of Burress, provided that such claims for indemnification satisfy all of the following conditions:
          (i) such claims for indemnification relate solely to third party claims asserted after the Closing Date based on any act, omission, transaction or other occurrence by Burress taking place prior to the Effective Time;
          (ii) such claims for indemnification are not based on any act, omission, transaction or other occurrence by Burress or any such Covered Director or Officer which constitutes a violation of applicable Laws;
          (iii) such claims for indemnification do not, and such act, omission, transaction or other occurrence which serves as the basis for the third party claim or such claims for indemnification does not, serve as a basis for indemnification of H&E Indemnified Parties under Sections 10.2 or 10.3 of this Agreement; and
          (iv) such claims for indemnification are based solely on the inclusion of such Covered Director or Officer as a named party defendant to such third party claim solely in his capacity as a Covered Director or Officer and do not involve any personal culpability for any action or omission by such Covered Director or Officer.
          “Permitted Distributions” means, if the Closing has not occurred by June 11, 2007, $1,248,000 and $12,000 for second-quarter 2007 federal estimated tax payments and 2007 Maryland state estimated tax payments, respectively, to be paid to the Burress Shareholders as were the payments shown on Disclosure Schedule 5.11(a)(xiv) as for the first quarter.
          “Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, any division, segment or other unincorporated business, whether or not a legal entity, or a Governmental Authority.
          “Predecessor”, when used with respect to Burress, means any Person which, prior to the Effective Time, was merged with or into Burress, was consolidated with Burress, or transferred substantially all of its assets to Burress.
          “Proceeding” means any action, suit, proceeding (including any arbitration proceeding), complaint, charge, hearing, inquiry, subpoena, audit or investigation before or by any Governmental Authority, including indictments, applications, petitions, complaints, investigations, notices of violations, letters of inquiry, notices of apparent Liability, forfeitures or other actions from or before any Governmental Authority relating to Burress.
          “Proprietary Rights” means all patents, patent disclosures, patent applications, trademarks, service marks, trademark and service mark registrations and applications therefor, and all goodwill associated therewith, copyrights, copyright registrations and applications, mask works, trade names, corporate names, trade dress, internet domain registrations, web site designs, website content and underlying computer code, technology, inventions (whether or not patentable and whether or not reduced to practice), computer software, data and documentation (including electronic media), specifications, product drawings, training materials (including films, brochures and printed materials), catalogs and other advertising and promotional materials, trade secrets, know-how, confidential information, financial business and marketing plans, customer and supplier lists, and all other material intellectual property and proprietary information or rights used in or necessary for the operation of the business of Burress as presently conducted.
          “RCRA” means the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §16901 et sec, and the regulations promulgated thereunder, as amended, or any successor thereto.
          “Real Property Lease Default” means and includes with respect to any Real Property Lease: (i) the failure of Burress Shareholders or Burress to obtain a valid and enforceable (including enforceable against the Landlord under any Real Property Lease) consent under any transfer and assignment restrictions or change of control provisions under any Real Property Lease or otherwise with respect to the Transaction (such assignment and transfer, change of control and other provisions or requirements being herein together referred to as “Real Property Lease Transfer Transactions”) of any Landlord or sublessor required under any Real Property Lease, or of any third party whose consent is required under any contract, agreement, document, instrument, mortgage or security or similar agreement to which Burress Shareholders or Burress are parties or which is a Lien on the Real Property Lease or the leasehold interests under the Real Property Lease (“Related Real Property Lease Documents”); (ii) the failure of Burress Shareholders and Burress to obtain a valid and enforceable consent to any Real Property Lease Transfer Transaction in accordance with the terms of the Real Property Lease, or to comply with any provision of any Real Property Lease or Related Real Property Lease Document in connection with, or necessary to duly and validly effect, any Real Property Lease Transfer Transaction (including any notice and documentation requirements under the Real Property Lease and any net worth requirements); and (iii) the existence of any breach, violation, default or event of default (including any condition, fact or circumstance which, with the giving of notice, the passage of time or both, could be reasonably expected to result in a default or event of default) under any Real Property Lease or Related Real Property Lease Document (any breach, violation, default or event of default in connection with or occurring as a result of the Real Property Lease Transfer Transactions or continuing thereafter being covered in clauses (i) and (ii) above).
          “Real Property Lease Transfer Transactions” has the meaning set forth in the definition of “Real Property Lease Default”.
          “Related Real Property Lease Documents” has the meaning set forth in the definition of “Real Property Lease Default”.
          “Related Persons” of any other Person means and includes the directors, officers, employees, agents and advisers of such Person and any family member (including any spouse,

ancestor, descendant or sibling of the individual specified) of such Person or of such directors, officers, employees, agents and advisers.
          “Reedrill and Ritchie Accounts Receivables” means (i) the accounts receivables at the end of February and March 2007 from Ritchie Bros. Auctioneers, in the respective amounts of approximately $2.1 million and approximately $1.42 million, arising from its auction of equipment, and (ii) the accounts receivables related to selling equipment back to Dynapac and Reedrill in the respective amounts of approximately $374,000 and approximately $1.244 million.
          “Short Period Tax Adjustment” means an amount equal to (x) the product of (i) the net taxable income of Burress for the period beginning on March 1, 2007 and ending at the close of the Closing Date and (ii) 41%, minus (y) the sum of (i) all distributions identified on Disclosure Schedule 5.11(a)(xiv) as relating to such period plus (ii) any distributions made by Burress to the Burress Shareholders during such period that are not shown on Disclosure Schedule 5.11(a)(xiv).
          “Special Circumstances”, when used with respect to indemnification claims of H&E Indemnified Parties, means (i) claims arising out of or based upon any of Sections 5.5 or 6.6, (ii) claims for breaches of representations and warranties in respect of violations of Laws or Third Party Claims, (iii) claims for breaches of representations and warranties by Burress Shareholders involving any fraud or intentional misrepresentation by Burress Shareholders, and (iv) claims based on any fraud or intentional misrepresentation by Burress or Burress Shareholders in obtaining any Required Consent.
          “Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.
          “Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, windfall profits, environmental (under Section 59A of the Code), customs, duties, real property, personal property, capital stock, Equity Equivalents, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or similar items in respect of the foregoing (whether disputed or not).

          “Tax Liability” means any Liability for Taxes.
          “Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any Party or the administration of any Laws relating to any Tax (including any amendment thereof).
          “Transaction” has the meaning set forth in the Recitals to this Agreement.
          “Transaction Documents” means this Agreement, the Escrow Agreement, the Non-Competition Agreements and the Amended and Restated Articles of Incorporation; the documents, agreements, instruments, acknowledgments, certificates and releases executed and delivered by the Parties pursuant to any of the foregoing; and such other documents, agreements, instruments, acknowledgments, certificates and releases entered into by the Parties which is expressly stated therein to be a Transaction Document under this Agreement.
          “Virginia Act” means the Virginia Stock Corporation Act, as amended and in effect from time to time.

     2. Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms shall have the meanings specified where indicated below:

Term	Location
AAA	Section 12.5(b)
AAA Rules	Section 12.5(b)
Acquisition Proposal	Section 8.7
Additional Burress Indebtedness	Section 2.1

Term	Location
Agent	Section 11.1(a)
Agreement	Preamble
Amended and Restated Articles of Incorporation	Section 3.3
Arbitrator	Section 12.5(b)
Articles of Merger	Section 3.2
Basket Amount	Section 10.2(c)(ii)
Burress	Preamble
Burress’ 401(k) Plan	Section 8.14
Burress Equity Equivalent Certificate	Section 3.5(c)
Burress Management	Section 5.25
Burress Shareholders	Preamble
Burress Shareholders Expense Allowance	Section 12.4(b)
Burress Shareholders Indemnified Parties	Section 10.2(b)
Burress Shareholders Retained Closing Obligations	Section 2.2(c)
Burress Shareholders Released Claims	Section 8.1(a)
Burress Shareholders Representative	Preamble
Burress Shareholders Withholding Taxes	Section 2.5
Burress Tax Liabilities	Section 10.3(a)
Business	Section 8.8(a)
Closing; Closing Date	Section 4.1
Closing Date Tax Basis Balance Sheet	Section 8.10(c)(i)
Closing Escrow Amount	Section 2.1
Closing Estimates	Section 2.1
Closing Merger Consideration per Burress Share	Section 2.1
Closing Net Proceeds to Burress Shareholders	Section 2.1
Closing Net Worth	Section 4.2(b)(xi)
COBRA	Section 5.14(a)
Covered Director(s) and (or) Officer(s)	Section 8.13
Effective Time	Section 3.2
Elections	Section 8.10(a)
Employees Release	Section 9.10(c)
Escrow Agreement	Section 4.2(c)
Exchange Agent	Sections 3.7(a)
Exchange Fund	Section 3.7(a)
Extended Payables Contracts	Section 2.1
Final Gross-Up Amount	Section 8.10(c)(ii)
Final Tax Payment Year	Section 8.10(c)(ii)
First Post-Closing Tax Return	Section 8.10(a)
H&E	Preamble
H&E Indemnified Parties	Section 10.2(a)
HE-JWB	Preamble
HE-JWB Common Stock	Section 3.5(a)
Hitachi Consent	Section 4.2(b)(ix)
Hitachi Adjusted EBITDA	Section 2.1
Hitachi Fleet	Section 2.1
Hitachi Fleet Premium	Section 2.1
Hitachi Fleet Value	Section 2.1
Hitachi Indebtedness and Payables	Section 2.1
Hitachi Termination Agreements	Section 4.2(b)(ix)
Indemnitee; Indemnitor	Section 10.2(c)(i)
Identified Environmental Remediation	Section 8.12
Identified Environmental Remediation Costs	Section 8.12
Initial Proceeds to Burress Shareholders	Section 2.1
Initial Tax Shortfall Amount	Section 8.10(c)(i)

Term	Location
Leased Real Property	Section 5.19(a)
Leased Tangible Personal Property	Section 5.19(b)
Letter of Transmittal	Section 3.7(b)
Loss; Losses	Section 10.2(a)
Maximum CAM Liability	Section 5.19(e)
Merger	Recitals
Merger Consideration per Burress Share	Section 2.1
Minimum Survival Date	Section 10.1
New Hitachi Fleet	Section 2.1
New Hitachi Fleet Proceeds	Section 2.6
Non-Competition Agreements	Section 4.2(a)(xiii)
Non-Hitachi Adjusted EBITDA	Section 2.1
Owned Real Property	Section 5.19(a)
Owned Tangible Personal Property	Section 5.19(b)
Parties	Preamble
Permitted D&O Insurance	Section 8.13
Permitted Liens	Section 5.19(b)
Post-Closing Calculations	Section 2.3(b)
Post-Closing Partial Period	Section 10.3(a)
Pre-Closing Partial Period	Section 10.3(a)
Real Property	Section 5.19(a)
Real Property Leases	Section 5.19(a)
Recomputed Gross-Up Amount	Section 8.10(c)(ii)
Purchase Price	Section 2.1
Reserve Account	Section 2.2(b)(i)(B)
Required Consents	Section 4.2(a)(ii)
Senior Burress Management	Section 5.25
Special Counsel	Section 4.2(b)(iii)(F)
Supplemental Escrow Amount	Section 2.1
Supplemental Hitachi Fleet Value	Section 2.3(e)
Supplemental Proceeds to Burress Shareholders	Section 2.1
Surviving Corporation	Section 3.1
Tangible Personal Property Lease	Section 5.19(c)
Tax Adjustment Amount	Section 8.10(c)(ii)
Tax Basis Balance Sheet	4.2(b)(xii)
Tax Election Allocations	Section 8.10(b)
Tax Shortfall Amount	Section 8.10(c)(i)
Tentative Gross-Up Amount	Section 8.10(c)
Third Party Acquisition	Section 8.7
Third Party Claim	Section 10.2(f)
Third Party Payments	Section 2.1
Transaction	Recitals
Transfer Taxes p	Section 12.4(a)
Waived Closing Condition; Waiver of Closing Condition; Waiving Party	Section 10.2(c)(ii)

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Exhibit A to Agreement and Plan of Merger
Escrow Agreement;
Attached

     Escrow Agreement dated as of [Closing Date], 2007 (this “Escrow Agreement”) among:
     (i) H&E Equipment Services, Inc., a Delaware corporation (“H&E”);
     (ii) HE-JWB Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of H&E (“HE-JWB”);
     (iii) J.W. Burress, Inc., a Virginia corporation (“Burress”);
     (iv) the shareholders of Burress identified as such on the signature page to this Agreement ( “Burress Shareholders”);
     (v) Richard S. Dudley, in his capacity as “Burress Shareholders Representative” under the Agreement and Plan of Merger (as defined herein) (“Burress Shareholders Representative”); and
     (vi) The Bank of New York, a corporation duly organized and existing under the laws of the State of New York, as escrow agent ( “Escrow Agent”).
     H&E, HE-JWB, Burress, Burress Shareholders, Burress Shareholders Representative and Escrow Agent are herein together referred to as the “Parties”.
Recitals
     A. This Escrow Agreement is entered into by the Parties pursuant to the Agreement and Plan of Merger dated as of May 15, 2007 (the “Agreement and Plan of Merger”) among H&E, HE-JWB, Burress, Burress Shareholders and Burress Shareholders Representative; and this Escrow Agreement is the “Escrow Agreement” to which reference is made in the Agreement and Plan of Merger.
     B. Burress Shareholders have agreed to indemnify “H&E Indemnified Parties” (as defined in the Agreement and Plan of Merger) as provided in the Agreement and Plan of Merger and the Transaction Documents.
     In consideration of the mutual covenants and agreements of the Parties contained herein, the Parties agree as follows:
     1. Capitalized Terms. Capitalized terms appearing herein and not otherwise defined shall have the respective meanings given such terms in the Agreement and Plan of Merger.
     2. Appointment of Escrow Agent. The Bank of New York is hereby appointed to act as “Escrow Agent” in accordance with the terms and provisions of this Escrow Agreement. The Bank of New York hereby accepts such appointment in accordance with the terms and provisions of this Escrow Agreement.

     3. Escrow Funds.
          (a) On the Closing Date, H&E shall deposit, pursuant to Section 2.2(b) of the Agreement and Plan of Merger, $                     (the “Closing Escrow Amount”) in immediately available funds with Escrow Agent for purposes of securing the indemnification obligations of Burress Shareholders under and in accordance with the terms of the Agreement and Plan of Merger and the Transaction Documents. The Closing Escrow Amount is the “Closing Escrow Amount” to which reference is made in the Agreement and Plan of Merger. The Closing Escrow Amount, together with any Additional Escrow Amounts deposited from time to time with Escrow Agent, and any interest and income earned thereon are herein together referred to as “Escrow Funds”.
          (b) For purposes of this Escrow Agreement, the following terms shall have the following meanings:
               (i) “Determination in Favor of Burress Shareholders”, with respect to any Pending Claim or Pending Claim Amount, shall be a determination that H&E Indemnified Parties are not entitled to payment of such Pending Claim Amount (A) by a court of competent jurisdiction, after all rights of appeal and rehearing have been expired or terminated, or (B) pursuant to a written agreement between Burress Shareholders Representative and H&E to the extent that H&E has agreed that the Pending Claim Amount shall be released in favor of Burress Shareholders. No Determination in Favor of Burress Shareholders pursuant to clause (A) of the preceding sentence shall provide for any release and delivery to Burress Shareholders Representative or Burress Shareholders of the applicable Escrow Funds if and to the extent that the applicable Escrow Funds remaining after such release and delivery would be less than the amount of the applicable Escrow Funds required to be retained by Escrow Agent pursuant to the provisions of Section 4(a) hereof.
               (ii) “Determination in Favor of H&E”, with respect to any Pending Claim or Pending Claim Amount, shall be a determination that H&E Indemnified Parties are entitled to payment of such Pending Claim Amount (A) by a court of competent jurisdiction, after all rights of appeal and rehearing have been expired or terminated, or (B) pursuant to a written agreement between Burress Shareholders Representative and H&E to the extent that Burress Shareholders Representative has agreed that the Pending Claim Amount shall be paid to H&E Indemnified Parties.
               (iii) “Pending Claim” or “Pending Claim Amount” shall mean any Indemnification Claim and the amount thereof asserted by a H&E Indemnified Party, in good faith, against Burress Shareholders pursuant to the provisions of Article X of the Agreement and Plan of Merger or under the Transaction Documents, even though such Indemnification Claim, or any third-party claim which serves as the basis for any Indemnification Claim, has not yet been finally determined, unless and until such Pending Claim Amount is paid to H&E Indemnified Parties or such Pending Claim or Pending Claim Amount is the subject of a Determination in Favor of Burress Shareholders.

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          (c) Escrow Agent shall have notice of any Pending Claim Amount upon the receipt by Escrow Agent from any H&E Indemnified Party of a copy of any written notice thereof given by a H&E Indemnified Party to Burress Shareholders Representative and Escrow Agent in accordance with Section 9 hereof.
          (d) The Escrow Funds shall constitute collateral security for the indemnification obligations of Burress Shareholders under Article X of the Agreement and Plan of Merger and the indemnification obligations of Burress Shareholders under the other Transaction Documents; and Escrow Agent hereby agrees to act as collateral agent on behalf of both H&E and Burress Shareholders.
     4. Disbursement of Escrow Funds. Escrow Agent shall release and disburse the Escrow Funds in accordance with the provisions of this Section 4.
          (a) To Burress Shareholders Representative.
               (i) On                     , 20___,1 (the “First Scheduled Escrow Release Date”), Escrow Agent shall deliver to Burress Shareholders Representative, in immediately available funds, the Closing Escrow Amount, together with any interest and income earned thereon, less the aggregate amount of all Pending Claim Amounts under Article X of the Agreement and Plan of Merger or under the other Transaction Documents made prior to such date. On                     , 20___,2 (the “Second Scheduled Escrow Release Date”), Escrow Agent shall deliver to Burress Shareholders Representative, in immediately available funds, the remaining Closing Escrow Amount and the Supplemental Escrow Amount, together with any interest and income earned thereon, less the aggregate amount of all Pending Claim Amounts under Article X of the Agreement and Plan of Merger or under the other Transaction Documents made prior to such date. The First Scheduled Escrow Release Date and the Second Scheduled Escrow Release Date are herein each, and together, referred to as the “Scheduled Escrow Release Date”. Escrow Agent shall not release or deliver to Burress Shareholders Representative any such Escrow Funds prior to the Scheduled Escrow Release Date unless otherwise agreed in writing by H&E or, subsequent to the Scheduled Escrow Release Date, in accordance with a Determination in Favor of Burress Shareholders.
               (ii) Escrow Agent shall give to Burress Shareholders Representative and to H&E not less than 15, and not more than 30, days prior written notice of the amount of Escrow Funds which Escrow Agent proposes to release on the Scheduled Escrow Release Date and a statement which sets forth Escrow Agent’s calculation of the amount of Escrow Funds proposed to be released, the aggregate Pending Claim Amounts under the Agreement and Plan of Merger or under the other Transaction Documents of which Escrow Agent has received notice, and the amount of the Escrow Funds that will remain after the delivery of Escrow Funds on the Scheduled Escrow Release Date. In the event that H&E shall object in writing to Escrow Agent and Burress Shareholders Representative, on or before the first Business Day immediately

[1]	The Minimum Survival Date under the Agreement and Plan of Merger.

[2]	The first anniversary of the Minimum Survival Date.

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preceding the Scheduled Escrow Release Date, to the delivery of all or part of such Escrow Funds proposed to be released on the Scheduled Escrow Release Date (an “Escrow Release Objection”), then Escrow Agent shall not release the amount of Escrow Funds as to which H&E shall have objected unless, until and except in accordance with a Determination in Favor of Burress Shareholders or a Determination in Favor of H&E or pursuant to joint written instructions of H&E and Burress Shareholders Representative. Any Escrow Release Objection shall state in reasonable detail the reasons therefor.
          (b) To H&E Indemnified Parties. Escrow Agent shall deliver to H&E Indemnified Parties any Escrow Funds in accordance with any Determination in Favor of H&E Indemnified Parties.
          (c) Any disbursements of the Escrow Funds to be made by Escrow Agent pursuant to this Section 4 shall be made by wire transfer of immediately available funds to an account designated by Burress Shareholders Representative or H&E, as applicable.
     5. Investment of Escrow Funds; Interest.
          (a) Upon written directions from Burress Shareholders Representative and H&E, the Escrow Agent shall invest or reinvest the Escrow Funds, without distinction between principal and income, in (i) marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) money market funds sponsored by the Escrow Agent subject to the requirements of the Investment Company Act of 1940, as amended, invested in any one or more of marketable obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or (iii) upon the mutual written instructions of Burress Shareholders Representative and H&E, in one or more short-term market instruments, including without limitation bank instruments, corporate debt securities issued by U.S. or foreign companies, commercial paper with a maturity of not more than thirty days rated at least P-1 by Moody’s Investor Service, Inc. and A-1 by Standard & Poor’s Corporation, demand instruments, adjustable rate obligations, asset-backed securities, restricted securities, fully collateralized repurchase agreements or other money market funds subject to the requirements of the Investment Company Act of 1940, as amended, invested in any one or more of the aforementioned types of instruments.
          (b) Escrow Agent shall be under no duty to give the property held in escrow by it hereunder any greater degree of care than it gives its own similar property, but Escrow Agent shall not exercise less than a reasonable degree of care.
          (c) The Parties acknowledge that non-deposit investment products are not obligations of, or guaranteed by, Escrow Agent or any of its affiliates, are not FDIC insured, and are subject to investment risks, including the possible loss of principal amount invested. Only deposits in the United States are subject to FDIC insurance.
          (d) Escrow Agent is authorized, for any securities at any time held hereunder, to register such securities in the name of its nominees(s) or the nominees of any securities depository, and such nominee(s) may sign the name of any of the parties hereto to whom or to

A-5

which such securities belong and guarantee such signature in order to transfer securities or certify ownership thereof to tax or other governmental authorities.
          (e) All interest earned or other income on any funds held by Escrow Agent pursuant to this Escrow Agreement shall be considered the currently reportable income of Burress Shareholders for federal income tax purposes. Escrow Agent shall file annually information returns with the United States Internal Revenue Service and payee statements with Burress Shareholders Representative documenting such earnings. Burress Shareholders Representative shall provide Escrow Agent with all forms and information (including appropriate W-9 Forms) necessary to complete such information returns and payee statements. Should Escrow Agent become liable for the payment of taxes, including withholding taxes, relating to income derived from any funds held by it pursuant to this Escrow Agreement or any payment made hereunder, Escrow Agent may pay such taxes from such funds.
          (f) Any such investments shall be held by or under the control of Escrow Agent and shall be deemed at all times a part of Escrow Funds, and the interest accruing thereon and any profit realized from such investment shall be credited to and held in (and any loss shall be charged to) Escrow Funds and to the extent that profits are not the subject of a Determination in Favor of H&E, such profits shall be for the account of Burress Shareholders Representative.
          (g) Subject to the provisions of Sections 5(b) and 6, Escrow Agent shall not be liable for any depreciation in the value of any investment made pursuant to this Section 5 or for any loss arising from any such investment.
     6. Agreement with Escrow Agent. To induce Escrow Agent to act hereunder, it is agreed by the Parties that:
          (a) Escrow Agent may act in reliance upon any instrument or signature furnished to it hereunder and which it, in good faith, believed to be genuine and may assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof has been duly authorized to do so.
          (b) Escrow Agent may consult with and act relative hereto upon advice of counsel of its own selection in reference to any matter connected herewith, and shall not be liable to any of the parties hereto, or their respective legal representatives, heirs, successors and assigns, for any action taken in good faith on the advice of counsel or for any mistake of fact or error of judgment, or for any acts or omissions of any kind taken or made in good faith unless caused by its willful misconduct or gross negligence.
          (c) This Escrow Agreement sets forth exclusively the duties of Escrow Agent with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Escrow Agreement against Escrow Agent.
          (d) Escrow Agent makes no representation as to the validity, value, genuineness or collectability of any portion or all of Escrow Funds held by or delivered to it.

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          (e) In the event of any disagreement between or among the Parties other than Escrow Agent, or between or among them or either or any of them and any other person, resulting in adverse claims or demands being made in connection with the subject matter of the escrow, or in the event that Escrow Agent, in good faith, be in doubt as to what action it should take hereunder, Escrow Agent may refuse, at its option, to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, Escrow Agent shall not become liable in any way or to any person for its failure or refusal to act. Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all Parties shall have been fully and finally adjudicated in accordance with Article X of the Agreement and Plan of Merger or under the other Transaction Documents, or (ii) all differences shall have been adjusted and all doubt resolved by agreement among all of the interested persons, and Escrow Agent shall have been notified thereof in a writing signed by all such persons. Escrow Agent shall have the option, after 30 days’ notice to the other Parties of its intention to do so, to file an action in interpleader requiring the other Parties to answer and litigate any claims and rights among themselves. The rights of Escrow Agent under this Section 6(e) are cumulative of all other rights which it may have by law or otherwise.
          (f) Escrow Agent does not have and will not have any interest in the Escrow Funds but is serving only as escrow holder and has only possession thereof.
          (g) Escrow Agent’s duties and responsibilities shall be determined only with reference to this Escrow Agreement. Escrow Agent is not charged with any duties or responsibilities in connection with any other document or agreement.
          (h) Escrow Agent may execute any of its powers or responsibilities hereunder either directly or by or through its agents or attorneys and Escrow Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder, provided that privity has been established between Burress Shareholders and such agents or attorneys or Burress Shareholders is made a third party beneficiary of Escrow Agent’s rights under its Escrow Agreement therewith (and such rights shall be no less expansive than the rights of Burress Shareholders hereunder).
          (i) Burress Shareholders, Burress Shareholders Representative and H&E hereby release Escrow Agent from any act done or omitted to be done by Escrow Agent in good faith in the performance of its duties hereunder, and Burress Shareholders and H&E, jointly and severally as to Escrow Agent, hereby agree to fully indemnify Escrow Agent and its directors, officers, employees and agents (“Escrow Agent Indemnified Parties”) for, and to hold each of them harmless against, any loss, liability, claim, damage or reasonable expense (including reasonable attorneys’ fees and expenses) incurred by Escrow Agent Indemnified Parties, arising out of or in connection with Escrow Agent entering into this Escrow Agreement and carrying out its duties hereunder, including the reasonable costs and expenses of defending itself from any claim or liability; provided, however, that Escrow Agent Indemnified Parties shall not be entitled to indemnification hereunder for losses, liabilities and expenses found by a court of competent jurisdiction to have been caused by the willful misconduct or gross negligence of Escrow Agent Indemnified Parties. Any payments made to Escrow Agent Indemnified Parties under the

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indemnification obligation in the immediately preceding sentence, whether made by Burress Shareholders or H&E, are to be borne in equal amounts by Burress Shareholders on the one hand and H&E on the other hand, and each hereby grants to the other a right of contribution to effect the same. The agreements contained in the two immediately preceding sentences shall survive despite any termination of this Escrow Agreement or the resignation or removal of Escrow Agent.
          (j) Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the reasonable control of Escrow Agent (including without limitation any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility).
     7. Resignation and Removal of Escrow Agent; Successors.
          (a) Escrow Agent may resign at any time or be removed by the mutual consent of Burress Shareholders Representative and H&E. No resignation or removal of Escrow Agent and no appointment of a successor Escrow Agent, however, shall be effective until the acceptance or removal of Escrow Agent in the manner herein provided. In the event of the resignation or removal of Escrow Agent, Burress Shareholders Representative and H&E shall in good faith agree upon a successor Escrow Agent. If Burress Shareholders Representative and H&E are unable to agree upon a successor Escrow Agent within fourteen (14) days after receipt of a notice of resignation or removal is given, Escrow Agent may deposit the Escrow Funds with a court of competent jurisdiction and may petition, at the joint expense of Burress Shareholders and H&E, a court of competent jurisdiction for the appointment of a successor Escrow Agent. Any successor Escrow Agent shall execute and deliver to the predecessor Escrow Agent, Burress Shareholders Representative and H&E an instrument accepting such appointment and the transfer of the Escrow Funds and agreeing to the terms of this Escrow Agreement, and thereupon such successor Escrow Agent shall, without further act, become vested with all the estates, properties, rights, powers and duties of the predecessor Escrow Agent as if originally named herein. The predecessor Escrow Agent shall remain liable for its acts or omissions prior to its effective resignation or removal.
          (b) Any commercial banking institution with whom Escrow Agent may merge or consolidate, and any commercial banking institution to whom Escrow Agent transfers all or substantially all of its corporate trust business, shall be the successor Escrow Agent without further act.
     8. Termination Date. This Escrow Agreement shall terminate on the first to occur of (i) the mutual agreement of Burress Shareholders Representative and H&E and (ii) the date on which the last of the Escrow Funds are distributed to Burress Shareholders Representative or H&E under and in accordance with this Escrow Agreement.
     9. Notices. All notices and other communications given under this Escrow Agreement shall be in writing and shall be deemed duly given (i) on the date of delivery, if

A-8

delivered personally, (ii) on the date of transmission, if sent via facsimile transmission to the facsimile number given below, and telephonic or written confirmation of receipt is obtained promptly after completion of transmission, (iii) the Business Day after the date of delivery to a reputable and recognized next-day express courier service, or (iv) three Business Days after being mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Burress Shareholders or Burress Shareholders Representative:	With a copy (which shall not constitute notice) to:

Richard S. Dudley, as	Woods Rogers, PLC
Burress Shareholders Representative	10 South Jefferson Street, Suite 1400
Confidential	Roanoke, Virginia 24011
1301 Rockland Avenue, NW	Attention: Talfourd Kemper, Jr., Esq.
Roanoke, Virginia 24012	Facsimile No.: (540) 983-7711
Facsimile No.: (540) 777-4408

If to H&E, HE-JWB or Burress:	With a copy (which shall not constitute notice) to:

H&E Equipment Services, Inc.	Dechert LLP
11100 Mead Road, Suite 200	30 Rockefeller Plaza
Baton Rouge, Louisiana 70816	New York, New York 10112
Attention: President	Attention: Ronald R. Jewell
Facsimile No.: (225) 298-5382	Facsimile: (212) 698-3599

If to Escrow Agent:

The Bank of New York
101 Barclay Street, 8W
New York, New York 10286
Attention: Ilona Kandarova
Facsimile: (212) 815-5707
     Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 9 (provided that no such notice shall be effective until it is received by the other parties hereto). For purposes of this Escrow Agreement, “Business Day” shall mean: (i) in the case of delivery of any notice, a day on which mail is delivery by the United States Postal Service; or (ii) in the case of any date on which payment of money is to be made, a day on which banks in the City of New York are open for business.
     10. Governing Law. This Escrow Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflict of law principles thereof. EACH PARTY HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION BROUGHT HEREUNDER OR ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY. Any controversy, dispute or claim arising under this Escrow Agreement shall be resolved in accordance with Article X and Section 12.5 of the Agreement and Plan of Merger and under applicable provisions of the other Transaction Documents.

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     11. Successors and Assigns. This Escrow Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns.
     12. Escrow Agent Fees. The fees and expenses of Escrow Agent under this Escrow Agreement, of the type and amount set forth on Schedule A hereto, shall be shared equally by Burress Shareholders and H&E, and, if not paid on a timely basis after 30 days written notice thereof, out of the interest and income earned from time to time on the Escrow Funds.
     13. Counterparts. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all such counterparts shall constitute a single instrument.
     14. Further Assurances. Burress Shareholders Representative and H&E will cooperate with Escrow Agent and deliver to Escrow Agent such additional information and documents as the Escrow Agent shall reasonably request in the performance of its obligations hereunder.
     15. Miscellaneous.
          (a) Any modification of this Escrow Agreement or any additional obligations assumed by any Party shall be binding only if evidenced by a writing signed by each of Burress Shareholders Representative, H&E and Escrow Agent.
          (b) In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by telecopier or otherwise, Escrow Agent shall seek confirmation of such instructions by telephone call back to the person or persons designated on Schedule B annexed hereto, and Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. To assure accuracy of the instructions it receives, Escrow Agent may record such call backs. If Escrow Agent is unable to verify the instructions, or is not reasonably satisfied with the verification it receives, it will not execute the instruction until all issues have been resolved. The persons and telephone numbers for call backs may be changed only in writing actually received and acknowledged by Escrow Agent. The parties agree to notify Escrow Agent of any errors, delays or other problems within 30 days after receiving notification that a transaction has been executed. If it is determined that the transaction was delayed or erroneously executed as a result of Escrow Agent’s error, unless such error was due to the Escrow Agent’s gross negligence or willful misconduct, its sole obligation shall be to pay or refund such amounts. Unless the Escrow Agent engages in willful misconduct or gross negligence, in no event shall Escrow Agent be responsible for any incidental or consequential damages or expenses in connection with the instruction. Any claim for interest payable will be at Escrow Agent’s published savings account rate in effect in New York, New York.
          (c) Escrow Agent hereby waives any and all rights to offset that it may have against Escrow Funds, including without limitation, claims arising as a result of any claims, amounts, liabilities, costs, expenses, damages or other losses that Escrow Agent may otherwise be entitled to collect from any party to this Escrow Agreement.

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          (d) Burress Shareholders Representative are acting as agent for the Burress Shareholders, and all references herein to Burress Shareholders Representative are references to Burress Shareholders Representative acting in such capacity.
[Signature Page Follows]

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     In witness whereof, the Parties have executed this Escrow Agreement, by their duly authorized officers, on and as of the date and year first above written.

H&E Equipment Services, Inc..		HE-JWB Acquisition, Inc.

By:		By:

	John Engquist		John Engquist
	President		President

J.W. Burress, Inc.

By:

Richard S. Dudley
President
Burress Shareholders

Richard S. Dudley	Richard D. Graves

Leroy W. Perry III	William I. Daly

Steven M. Reynolds	David R. Nash

Michael R. Craver

Richard S. Dudley,
in his capacity as Burress Shareholders
Representative

The Bank of New York, as Escrow Agent

By:

Print name:

Print title:

Escrow Agreement dated as of [Closing Date], 2007

Schedule A to Escrow Agreement
Fees and Expenses of Escrow Agent
Attached

Schedule B to Escrow Agreement
Persons Authorized to Confirm Instructions

1. For H&E, HE-JWB or Burress:	Leslie S. Magee
Telephone:	(225) 298-5261

2. For Burress Shareholders Representative:	Richard S. Dudley
Telephone:	(540) 362-3600, ext. 232

Exhibit B to Agreement and Plan of Merger
Amended and Restated Articles of Incorporation
Attached

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
J. W. BURRESS, INCORPORATED
ARTICLE I NAME
The name of the Corporation (the “Corporation”) is                     .
ARTICLE II PURPOSE
          The purpose of this Corporation is to transact any or all lawful business not required to be specifically stated in these Articles of Incorporation for which corporations may be incorporated under the Virginia Stock Corporation Act.
ARTICLE III AUTHORIZED STOCK
     The Corporation shall have authority to issue shares of stock, without par value, as follows:

Class	No. of Shares
Common Stock	5,000
          No holder of any class of stock of the Corporation shall have any statutory or common law preemptive rights to acquire unissued shares of the Corporation or securities convertible into shares of the Corporation.
ARTICLE IV INDEMNIFICATION OF DIRECTORS AND OFFICERS
     A. Each Director and Officer who is or was a party to any proceeding (including a proceeding by or in the right of the Corporation) shall be indemnified by the Corporation against any liability imposed upon or asserted against him (including amounts paid in settlement) arising out of conduct in his official capacity with the Corporation or otherwise by reason of the fact that he is or was such a Director or Officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, except there shall be no indemnification in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of (i) willful misconduct or (ii) a knowing violation of criminal law in the performance of his duty as such Director or Officer.
     B. In addition to the indemnification provided under Section A, to the full extent permitted by the Virginia Stock Corporation Act and any other applicable law, as they exist on the date hereof or may hereafter be amended, the Corporation shall indemnify a Director or

Officer of the Corporation who is or was a party to any proceeding (including a proceeding by or in the right of the corporation) by reason of the fact that he is or was such a Director or Officer or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.
     C. The Corporation is empowered to contract in advance to indemnify any Director or Officer to the extent indemnification is granted under Sections A and B. The Board of Directors is also empowered to cause the Corporation to indemnify or contract in advance to indemnify any other person not covered by Sections A and B who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the same extent as if such person were specified as one to whom indemnification is granted under Sections A and B.
     D. The Corporation may advance, pay for and/or reimburse the reasonable expenses incurred by an Officer or Director who is a party to any proceeding in advance of the final disposition thereof.
     E. The foregoing provisions are intended to provide indemnification with respect to those monetary damages for which the Virginia Stock Corporation Act permits the limitation or elimination of liability. In addition, to the full extent, if any, that the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages arising out of a single transaction, occurrence or course of conduct in excess of the amount of cash consideration received by the Director from the Corporation for services as a director during the twelve months immediately preceding the act or omission for which liability was imposed.
     F. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.
     G. The provisions of this Article shall be applicable to all actions, claims, suits or proceedings commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding that is based in any material respect on any alleged action or failure to act prior to such amendment, modification or repeal.

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     H. Except to the extent inconsistent with this Article, terms used herein shall have the same meanings assigned them in the Indemnification Article of the Virginia Stock Corporation Act, as now in effect or hereafter amended. Without limitation, it is expressly understood that reference herein to Directors, Officers, employees or agents shall include former Directors, Officers, employees and agents and their respective heirs, executors and administrators.
ARTICLE V VOTING REQUIREMENTS
          Each of the shareholder actions set forth below shall require, and shall be adopted upon, the approval by more than 50% of all the votes entitled to be cast by the shareholders at a meeting at which a quorum of shareholders exists:
     A. A plan of merger or share exchange;
     B. An amendment to the Articles of Incorporation;
     C. The sale, lease, exchange or other disposition of all, or substantially all, of the Corporation’s property other than in the usual and regular course of business;
     D. Dissolution of the Corporation; and/or
     E. Termination of corporate existence.

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Exhibit C-1 to Agreement and Plan of Merger
Form of Opinion of Wood Rogers or Special Counsel
As to Burress
     1. Burress is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has the corporate power and authority necessary to own or lease its property and assets and to carry on its business as presently conducted.
     2. Burress has the corporate power and authority to execute and deliver the Agreement and Plan of Merger and each other Transaction Document to be executed by Burress in connection therewith and to perform its obligations thereunder, all of which have been duly authorized by all requisite corporate action of Burress. The Agreement and Plan of Merger and each other Transaction Document to be executed by Burress in connection therewith have been duly authorized, executed and delivered by Burress and constitute a valid and binding agreements of Burress, enforceable against Burress in accordance with their terms, except as such enforcement may be limited by (w) applicable bankruptcy, reorganization, insolvency, liquidation, fraudulent conveyance, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights and remedies generally, (x) applicable laws, court decisions and general principles of equity (regardless of whether such enforceability is adjudicated in proceeding in equity or at law), (y) procedural requirements of law applicable to the exercise of creditors’ rights and remedies generally, and (z) matters of public policy.
     3. The execution, delivery and performance by Burress of the Agreement and Plan of Merger and the other Transaction Documents to which Burress is a party will not (i) contravene any provision contained in the Constituent Documents of Burress, or (ii) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default (with or without the lapse of time, the giving of notice, or both) under any Order or Permit listed on Disclosure Schedule 5.9.
     4. Based solely on a review of the stock register and the minute book of Burress, the outstanding Burress Equity Equivalents consist solely of (A) 8,333 shares of Class A Voting Common Stock, without par value, and 75,000 shares of Class B Nonvoting Common Stock, without par value, all of which is owned beneficially and of record by Burress Shareholders listed on Disclosure Schedule 5.5 and as set forth opposite the names of each Burress Shareholder, and (B) the other Burress Equity Equivalents listed on Disclosure Schedule 5.5. Except as listed on Disclosure Schedule 5.5, to our knowledge, (i) there are no outstanding Burress Equity Equivalents, and (ii) other than conversion of HE-JWB Stock into Burress New Common Stock as of the Effective Date, no Burress Equity Equivalents will be issuable as a result of the Transaction. Based solely on a review of the stock register, the minute book and the Constituent Documents of Burress, (i) all of the issued and outstanding shares of capital stock of Burress have been duly authorized, validly issued, are fully paid and are nonassessable, and (ii) Burress has not redeemed or repurchased any Burress Equity Equivalents subsequent to its incorporation.

     5. The Articles of Merger, in the form attached as an exhibit hereto, have been duly authorized by all necessary corporate action of Burress and, upon the filing thereof with and the acceptance thereof by the State Corporation Commission of the Commonwealth of Virginia, the Merger will become effective in accordance with the terms of the Articles of Merger. The Amended and Restated Articles of Incorporation, in the form attached as Exhibit A hereto, have been duly authorized by all necessary corporate action of Burress and, upon the filing thereof along with of Articles of Restatement with and the acceptance thereof by the State Corporation Commission of the Commonwealth of Virginia, will amend and restate the articles of incorporation of Burress into the form of such Amended and Restated Articles of Incorporation.
     6. No fees or taxes, including without limitation intangible, documentary, stamp, mortgage, transfer or recording taxes or similar fees or taxes, are required to be paid by Burress to the Commonwealth of Virginia on account of the Transaction, except (i) for required filing or recording fees with respect to the Articles of Merger, (ii) we express no opinion as to the federal, local or state income tax obligations (including capital gains) of Burress or the Burress Shareholders arising out of the Transaction, and (iii) we express no opinion as to local law, including without limitation any local fees payable with respect to assets of Burress being secured as a part of any financing arranged by H&E to take effect on or after Closing.
As to Burress Shareholders
     1. Each of Burress Shareholders has the power and authority to execute and deliver the Agreement and Plan of Merger and each other Transaction Document to be executed by Burress Shareholders in connection therewith and to perform his obligations thereunder. The Agreement and Plan of Merger and each other agreement or instrument to be executed in connection herewith has been duly authorized, executed and delivered by such Burress Shareholder and constitutes a valid and binding agreement of such Burress Shareholder, enforceable against such Burress Shareholder in accordance with its terms, except as such enforcement may be limited by (w) applicable bankruptcy, reorganization, insolvency, liquidation, fraudulent conveyance, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights and remedies generally, (x) applicable laws, court decisions and general principles of equity (regardless of whether such enforceability is adjudicated in proceeding in equity or at law), (y) procedural requirements of law applicable to the exercise of creditors’ rights and remedies generally, and (z) matters of public policy.
     2. The execution, delivery and performance by such Burress Shareholder of the Agreement and Plan of Merger and the other Transaction Documents to which such Burress Shareholder is a party will not (i) contravene any provision contained in the Constituent Documents of Burress, or (ii) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default (with or without the lapse of time, the giving of notice, or both) under any Order or Permit listed on Disclosure Schedule 6.5.

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Exhibit C-1 to Agreement and Plan of Merger
Form of Opinion of Dechert LLP
     1. Based solely on a certificate of good standing issued by the Secretary of State of the State of Delaware, H&E is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
     2. H&E has the corporate power and authority to execute and deliver the Agreement and Plan of Merger and each other Transaction Document to be executed by H&E in connection therewith and to perform its obligations thereunder, all of which have been duly authorized by all requisite corporate action of H&E. The Agreement and Plan of Merger and each other Transaction Document to be executed by H&E in connection therewith has been duly authorized, executed and delivered by H&E and constitutes a valid and binding agreement of H&E, enforceable against H&E in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency or similar Laws affecting creditors’ rights generally or the application of general principles of equity (regardless of whether such enforcement is considered in a Proceeding in equity or at law).
     3. The execution, delivery and performance by H&E of the Agreement and Plan of Merger and the other Transaction Documents to which H&E is a party will not (i) contravene any provision contained in the Constituent Documents of H&E, or (ii) conflict with, violate or result in a breach (with or without the lapse of time, the giving of notice, or both) of, or constitute a default (with or without the lapse of time, the giving of notice, or both) under any Order or Permit, in each case to which H&E is a party or by which it is bound or to which any of its assets or properties are subject, of which we have knowledge.

Exhibit D to Agreement and Plan of Merger
Form of Non-Competition Agreement
Attached

     Non-Competition Agreement dated as of [Closing Date], 2007 (this “Agreement”) between (i) J.W. Burress, Incorporated, a Virginia corporation (the “Company”), and (ii) ___ (“Burress Shareholder”).
     The Company and Burress Shareholder are herein together referred to as the “Parties”.
Recitals
     A. This Agreement is being entered into pursuant to and as a condition of that certain Agreement and Plan of Merger dated as of May 15, 2007 (the “Agreement and Plan of Merger”) among H&E Equipment Services, Inc. (“H&E”), HE-JWB Acquisition, Inc., the Company, the shareholders of the Company identified therein as the “Burress Shareholders”, and Richard S. Dudley as the “Burress Shareholders Representative” (as defined therein). Capitalized terms used herein which are not otherwise defined herein shall have the meanings assigned thereto in the Agreement and Plan of Merger.
     B. Burress Shareholder is one of the “Burress Shareholders” to which reference is made in the Agreement and Plan of Merger.
     C. This Agreement is entered into by Burress Shareholder pursuant to the Agreement and Plan of Merger and as a condition to the obligations of H&E and HE-JWB Acquisition, Inc. to consummate the Transaction under the Agreement and Plan of Merger. Burress Shareholder will derive substantial economic and other benefits pursuant to the Transaction, and such economic and other benefits pursuant to the Transaction constitute consideration for the covenants of Burress Shareholder contained herein.
     Now, therefore, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:
Agreement
     1. Burress Shareholder covenants and agrees that, for the Restricted Period (as defined below), Burress Shareholder shall not, either directly or indirectly, through an affiliated or controlled entity or person, on Burress Shareholder ‘s own behalf or as a partner, consultant, proprietor, principal, agent, trustee, lender, investor, shareholder, director, officer, employee or advisor or otherwise (except by ownership by all of the Burress Shareholders and their Affiliates and Related Persons of an aggregate of one percent (1%) or less of the outstanding stock of any publicly held corporation) or in any other capacity, (i) own, manage, operate, control, participate or engage in, render services or advice to, or devote any material endeavor or effort to, an entity engaged in the Restricted Business (as defined below) in the Restricted Territory (as defined below), or (ii) solicit or offer employment to or contract the services of any Person who was an employee of Burress or employed by Burress engaged in skilled or managerial work at any time in the period of 12 months prior to the Closing Date. The term “Restricted Business” shall mean a business which is the same as, or substantially similar to, the business conducted by the Company as of the Closing Date under the Agreement and Plan of Merger. The “Restricted

Territory” shall mean any state in the United States of America and the District of Columbia in which H&E or its Subsidiaries or Burress engages in business as of the date hereof. The term “Restricted Period” shall mean the period commencing on the Closing Date and ending five (5) years3 after the Closing Date.
     2. The covenants contained herein shall be construed as if each covenant is divided into separate and distinct covenants with respect to the Restricted Business, each capacity in which Burress Shareholder is prohibited from competing and each part of the Restricted Territory. Each such covenant shall constitute separate and several covenants distinct from all other such covenants.
     3. The Parties recognize that the territorial restrictions contained in this Agreement are properly required for the adequate protection of the Restricted Business and that in the event any covenant or other provision contained herein shall be deemed to be illegal, unenforceable or unreasonable by a court or other tribunal of competent jurisdiction with respect to any part of the Restricted Territory, such covenant or provision shall not be affected with respect to any other part of the Restricted Territory, and each of the Parties agrees and submits to the reduction of said territorial restriction to such an area as said court shall deem reasonable.
     4. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered to:
     (i) the Company, with a copy to H&E, in the fashion and at the addresses as specified in Section 12.1 of the Agreement and Plan of Merger; and
     (ii) Burress Shareholder at the following address:                                         ;
or to such other address as any Party may specify as to such Party by notice in writing to the other Party.
     5. This Agreement constitutes a “Transaction Document” under the Agreement and Plan of Merger. Without limiting the generality of the forgoing, any dispute arising under or related to this Agreement or the transactions contemplated herein shall be subject to the provisions of Section 12.5 of the Agreement and Plan of Merger.
     6. This Agreement shall inure to the benefit of the Parties and their respective successors and assigns. Burress Shareholder acknowledges and agrees that H&E shall be a third party beneficiary of this Agreement and shall be entitled to enforce this Agreement independent of any enforcement action which may be taken separately by the Company.

[3]	In the case of David R. Nash and Michael R. Craver, three (3) years after the Closing Date.

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     7. This Agreement may be executed in any number of counterparts and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the Parties by facsimile transmission or otherwise.
     8. Except for the Agreement and Plan of Merger, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior written and oral agreements and understandings between the Parties with respect to the subject matter of this Agreement. This Agreement may not be amended except by a written agreement executed by all Parties.
     9. Whenever possible each provision and term of this Agreement will be interpreted in a manner to be effective and valid, but if any provision or term of this Agreement is held to be prohibited by law or invalid then such provision or term will be ineffective only to the extent of such prohibition or invalidity without invalidating or affecting in any manner whatsoever the remainder of such provision or term or the remaining provisions or terms of this Agreement. If any of the covenants set forth in this Agreement are held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against Burress Shareholder.
     10. The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law: (i) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.
     11. In the event of any litigation between the Parties, relating to this Agreement, the prevailing party shall be entitled to recover attorneys’ fees and costs.
     12. Burress Shareholder specifically acknowledges and agrees that the remedy at law for any breach of the foregoing provisions of this Agreement will be inadequate and that H&E and the Group, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of posting a bond or proving actual damages resulting from any breach of the provisions of this Agreement. In the event that the provisions of this Agreement should ever be deemed to exceed the limitations provided by applicable law, the

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Parties agree that such provisions shall be reformed to the maximum extent permitted under applicable law.
[Signature Page Follows]

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     In witness whereof, the Parties have duly executed this Non-Competition Agreement as of the date first above written.

J.W. Burress, Incorporated		Burress Shareholder:

By:
	[Name]	[Name]
[Title]